    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 1995
                                                         REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                     AMERISOURCE DISTRIBUTION CORPORATION*
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              6719                             23-2546940
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION        CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                           300 CHESTER FIELD PARKWAY
                          MALVERN, PENNSYLVANIA 19355
                                 (610) 296-4480
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------
                           TERESA T. CICCOTELLI, ESQ.
                      AMERISOURCE DISTRIBUTION CORPORATION
                           300 CHESTER FIELD PARKWAY
                          MALVERN, PENNSYLVANIA 19355
                                 (610) 296-4480
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------
                                   Copies to:

               CRAIG L. GODSHALL, ESQ.                              JOHN J. SCHUSTER, ESQ.
               DECHERT PRICE & RHOADS                               CAHILL GORDON & REINDEL
              4000 BELL ATLANTIC TOWER                                  80 PINE STREET
                  1717 ARCH STREET                                 NEW YORK, NEW YORK 10005
        PHILADELPHIA, PENNSYLVANIA 19103-2793

                            ------------------------
 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
   As soon as practicable on or after the effective date of this Registration
                                   Statement.
                            ------------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------
                                                            PROPOSED           PROPOSED
                                                            MAXIMUM            MAXIMUM
TITLE OF EACH CLASS OF                   AMOUNT TO       OFFERING PRICE       AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED          BE REGISTERED(1)     PER SHARE(2)    OFFERING PRICE(2)    REGISTRATION FEE
- ----------------------------------------------------------------------------------------------------------------
Class A Common Stock, $0.01 par
  value per share..................      7,590,000           $20.00          $151,800,000         $52,345.20
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Includes 990,000 shares which the Underwriters have the option to purchase to cover over-allotments.

(2) Estimated solely for purposes of determining the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- ---------------
* The Registrant intends to change its name to "AmeriSource Health Corporation." The Registrant is referred to in the Prospectus by the proposed new name.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      AMERISOURCE DISTRIBUTION CORPORATION
                            ------------------------

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501 OF REGULATION S-K AND
                                  RULE 404(A)

             FORM S-2 ITEM AND CAPTION                      LOCATION IN PROSPECTUS
      ----------------------------------------  -----------------------------------------------
  1.  Forepart of the Registration Statement
        and Outside Front Cover Page of
        Prospectus............................  Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover
        Pages of Prospectus...................  Inside Front and Outside Back Cover Page of
                                                Prospectus
  3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges....  Prospectus Summary; Risk Factors
  4.  Use of Proceeds.........................  Use of Proceeds
  5.  Determination of Offering Price.........  Underwriting
  6.  Dilution................................  Dilution
  7.  Selling Security Holders................  Not Applicable
  8.  Plan of Distribution....................  Underwriting
  9.  Description of Securities to be
        Registered............................  Description of Capital Stock
 10.  Interests of Named Experts and
        Counsel...............................  Legal Matters
 11.  Information with Respect to the
        Registrant............................  Prospectus Summary; Risk Factors; Dividend
                                                Policy; The Refinancing; Capitalization;
                                                Selected Financial Data; Management's
                                                Discussion and Analysis of Financial Condition
                                                and Results of Operations; Business;
                                                Management; Certain Relationships and
                                                Transactions; Principal Stockholders;
                                                Description of Capital Stock; Description of
                                                Indebtedness and Securitization Program; Shares
                                                Eligible for Future Sale; Unaudited Pro Forma
                                                Financial Statements; Consolidated Financial
                                                Statements
 12.  Incorporation of Certain Information by
        Reference.............................  Incorporation of Certain Information by
                                                Reference
 13.  Disclosure of Commission Position on
        Indemnification for Securities
        Act Liabilities.......................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED JANUARY 30, 1995

PROSPECTUS

            , 1995

                                6,600,000 SHARES

                               [AMERISOURCE LOGO]
                                  COMMON STOCK

     All of the shares of Common Stock, par value $0.01 per share ("Common Stock"), offered hereby are being offered by AmeriSource Health Corporation ("AmeriSource" or the "Company"). Of the 6,600,000 shares of Common Stock being offered, 5,280,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,320,000 shares are being offered for sale outside the United States and Canada in a concurrent Offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"). The initial public offering price and the underwriting discount per share are the same for both the U.S. Offering and the International Offering. The Common Stock being offered hereby is the only voting stock of the Company. There are three classes of Company Common Stock, two of which are non-voting.

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $18.00 and $20.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

     The Company intends to apply to list the Common Stock on the New York Stock
Exchange ("NYSE") under the symbol "          ."

     SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------------


                                                  PRICE            UNDERWRITING          PROCEEDS
                                                  TO THE          DISCOUNTS AND           TO THE
                                                  PUBLIC          COMMISSIONS(1)        COMPANY(2)
- ------------------------------------------------------------------------------------------------------

Per Share.................................          $                   $                   $
Total(3)..................................        $               $                     $

- ------------------------------------------------------------------------------------------------------


(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 990,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and
    Proceeds to the Company will be $          , $          and $          ,
    respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to various prior conditions including their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock offered hereby will be made in New
York, New York on or about                , 1995.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                                  SMITH BARNEY INC.
                                              BT SECURITIES CORPORATION

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                 SUBJECT TO COMPLETION, DATED JANUARY 30, 1995

PROSPECTUS

            , 1995

                                6,600,000 SHARES

                               [AMERISOURCE LOGO]

                                  COMMON STOCK

     All of the shares of Common Stock, par value $0.01 per share ("Common Stock"), offered hereby are being offered by AmeriSource Health Corporation ("AmeriSource" or the "Company"). Of the 6,600,000 shares of Common Stock being offered, 1,320,000 shares are being offered for sale outside the United States and Canada by the International Managers (the "International Offering") and 5,280,000 shares are being offered for sale in the United States and Canada in a concurrent Offering by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The initial public offering price and the underwriting discount per share are the same for both the International Offering and the U.S. Offering. The Common Stock being offered hereby is the only voting stock of the Company. There are three classes of Company Common Stock, two of which are non-voting.

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $18.00 and $20.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

     The Company intends to apply to list the Common Stock on the New York Stock
Exchange ("NYSE") under the symbol "       ."

     SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- -------------------------------------------------------------------------------------------------
                                                  PRICE            UNDERWRITING          PROCEEDS
                                                  TO THE          DISCOUNTS AND           TO THE
                                                  PUBLIC          COMMISSIONS(1)        COMPANY(2)
- --------------------------------------------------------------------------------------------------
Per Share.................................          $                   $                   $
Total(3)..................................        $               $                     $
- --------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $          .

(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 990,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and
    Proceeds to the Company will be $          , $          and $          ,
    respectively. See "Underwriting."

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by the Underwriters and subject to various prior conditions including their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock offered hereby will be made in New
York, New York on or about                , 1995.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                             SMITH BARNEY INC.
                                        BANKERS TRUST INTERNATIONAL PLC

                              [AMERISOURCE LOGO]




        [A map of the contiguous United States depicting the location of the Company's 16 distribution facilities, one specialty service facility and corporate offices. The facilities are located in each of the following states:
Georgia, Indiana, Kentucky (2), Maryland (special service facility), Massachusetts, Minnesota, Missouri, New Jersey, Ohio (2), Oregon, Pennsylvania, Tennessee (2), Texas and Virginia. The Company's corporate offices are located in Pennsylvania. The map also includes the name "AmeriSource" and the Company's logo.]





        NORTH CENTRAL REGION                    NORTHEAST REGION
        Mishawaka, IN                           Thorofare, NJ
        Toledo, OH                              Springfield, MA
                                                Harrisburg, PA
        MID CENTRAL REGION                      Baltimore, MD
        Columbus, OH
        Louisville, KY                          SOUTHERN REGION
                                                Chattanooga, TN
        WESTERN REGION                          Valdosta, GA
        Minneapolis, MN                         Johnson City, TN
        Portland, OR                            Dallas, TX
        Joplin, MO                              Lynchburg, VA

        SOUTH CENTRAL REGION                    CORPORATE OFFICE
        Paducah, KY                             Malvern, PA





     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, included elsewhere or incorporated by reference in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." All industry statistics in this Prospectus were obtained from data prepared by the National Wholesale Druggists' Association. Unless otherwise indicated, all references in this Prospectus to the Company or AmeriSource shall mean the Company and its subsidiaries on a consolidated basis.

                                  THE COMPANY

     AmeriSource is one of the five largest full-service wholesale distributors of pharmaceutical products and related health care services in the United States. The Company currently operates 16 drug distribution facilities and one specialty products distribution facility servicing over 16,000 customers nationwide. AmeriSource is typically the primary source of supply to its customers and offers a broad range of services designed to enhance the operating efficiencies and competitive position of its customers and suppliers. The Company benefits from a diverse customer base that includes hospitals and managed care facilities (46%), independent community pharmacies including retail drug stores, nursing homes and clinics (34%) and chain drug stores including pharmacy departments of supermarkets and mass merchandisers (20%).

     Over the past five years, AmeriSource has significantly expanded its national presence as a leading, innovative wholesale distributor, and has achieved significant growth in revenues and adjusted operating income (as defined herein). The Company's revenues have increased from $2.6 billion in fiscal 1990 to $4.3 billion in fiscal 1994, a compound annual growth rate of 13.8%, while adjusted operating income increased from $43.8 million in fiscal 1990 to $86.1 million in fiscal 1994, a compound annual growth rate of 18.4%. The Company's growth is primarily the result of market share gains in existing markets, geographic expansion and overall industry growth. The Company believes it is well-positioned to continue its growth and increase profitability through the execution of the following key elements of its operating strategy:

     - Expanding into New Geographic Markets. The Company believes that there are substantial opportunities to grow by expanding into new geographic areas through opening new distribution facilities and making selective, complementary acquisitions. During the past 15 months, AmeriSource has opened three new distribution facilities in Dallas, Texas, Portland, Oregon and Springfield, Massachusetts. In addition, the Company believes that as industry consolidation pressures continue, opportunities will arise to selectively acquire local and regional drug wholesale companies. Prior to the Acquisition (as defined herein) in 1988, AmeriSource's current management team completed 18 acquisitions over a 10-year period. The completion of the Offering and the Refinancing (as defined herein) will significantly increase the Company's financial flexibility, including its ability to pursue acquisitions.

     - Increasing Market Share in Existing Markets. The Company believes that it is well positioned to continue to grow in its existing markets by: (i) providing superior distribution services and specialty value-added programs which reduce its customers' cost of operations; (ii) maintaining its low cost operating structure to ensure that the Company's services are priced competitively in the marketplace; (iii) continuing to focus on the higher growth hospital and managed care market segment through the use of dedicated facilities and advanced information systems; and (iv) maintaining a decentralized operating structure which responds to customers' needs more quickly and efficiently and ensures the continued development of local and regional management talent. These factors have allowed AmeriSource to compete effectively in the marketplace, generate above-average industry sales growth over the last three years and develop new types of customers, such as the federal government.

     - Continuing Growth of Specialty Services. AmeriSource works closely with both customers and suppliers to develop an extensive range of specialty services. In addition to enhancing the Company's profitability, these services increase customer loyalty and strengthen the Company's overall role in the health care distribution channel. These services include:

          -- ECHO(TM), the Company's proprietary software system, provides sophisticated ordering and inventory management assistance to its hospital and retail customers. Since ECHOTM's introduction in early fiscal 1991, the Company has installed approximately 2,000 systems nationwide and believes that its installed base of systems is one of the largest in the wholesale drug industry.

          -- Family Pharmacy(R) enables small chain and independent community pharmacies to compete more effectively by providing innovative marketing and merchandising programs and enhancing access to pharmaceutical benefit programs of large health care provider groups. Family Pharmacy(R) has grown dramatically in recent years, and as of December 31, 1994 its 1,861 member-stores would in effect constitute one of the largest drugstore chains in the United States.

          -- Income Rx(R) provides an integral value-added service to hospital and retail customers by continually reviewing the marketplace for generic pharmaceutical products that offer the best price, quality and availability. In addition, Income RePax(R) repackages pharmaceuticals from bulk quantities into smaller units thereby providing its customers with lower product, inventory and dispensing (labor) costs.

          -- Health Services Plus distributes oncology and other specialty products to clinics and physician groups on a national basis. Rita Ann Distributors markets cosmetics and fragrances to chain drugstores and other retail customers.

     - Maintaining Low Cost Operating Structure. AmeriSource has the lowest operating cost structure among its four major national competitors. Over the past six years, the Company has reduced its selling and administrative expenses as a percentage of revenues from 5.36% in fiscal 1988 to 3.31% in fiscal 1994. The Company continues to achieve productivity and operating income gains from ongoing investments in advanced management information systems and warehouse automation technology, and from operating leverage due to above industry average volume per facility. In fiscal 1994, the Company's average revenue per facility was $287 million compared to a calendar 1993 industry average of approximately $175 million.

     The wholesale drug industry in the United States continues to experience significant growth. Industry sales grew from $30 billion in 1990 to an estimated $53 billion in 1994. Factors contributing to this growth include an aging population, new product introductions, the increased use of outpatient drug therapies, a higher concentration of distribution through wholesalers by both manufacturers and customers and rising pharmaceutical prices. In response to rising health care costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases instead of expensive prolonged hospital stays and surgical procedures. In addition, drug wholesalers offer their customers and suppliers more efficient distribution and inventory management. As a result, from 1980 to 1994, the percentage of total pharmaceutical sales through wholesale drug distributors increased from approximately 57% to approximately 78%. The industry also continues to undergo significant consolidation, with the number of wholesalers in the continental United States down from 139 at the end of 1980 to approximately 55 as of December 31, 1994.

     After giving effect to the Offering and the Option Exercises (as defined herein), the outstanding Common Stock of the Company will be owned 46.9% by 399 Venture Partners Inc., a wholly-owned indirect subsidiary of Citicorp ("VPI"), and 13.4% by management level employees of the Company (44.8% and 12.8%, respectively, if the over-allotment option is exercised in full). See "Management" and "Principal Stockholders." The Company was formed to acquire Alco Health Services Corporation in 1988 (the "Acquisition"), a public company listed on NASDAQ. The Company changed its name from Alco Health Distribution Corporation on July 15, 1994. The address of the principal executive office of the Company is 300 Chester Field Parkway, Malvern, Pennsylvania 19355, and its telephone number is (610) 296-4480.

                                  THE OFFERING

Common Stock offered hereby.................    6,600,000 shares

Common Stock to be outstanding after the
Offering(1).................................    21,380,238 shares

Use of Proceeds.............................    For repayment of indebtedness
                                                and general corporate purposes.
                                                See "Use of Proceeds."

Proposed NYSE Symbol........................

- ---------------
(1) Includes the Option Exercises and does not include      shares of Common
     Stock reserved for issuance upon exercise of options available for future grant under the Company's 1995 Stock Option Plan (as defined herein) and Directors Plan (as defined herein). See "Management -- Stock Options" and "Description of Capital Stock."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                            ------------------------

     Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless otherwise indicated, solely for the purposes of disclosure in this Prospectus, all share amounts and information derived therefrom have been adjusted to reflect: (i) the 2.95-for-1 stock split that will be implemented concurrently with the sale of Common Stock offered hereby; (ii) the issuance of 2,571,478 shares of Common Stock currently reserved for issuance upon the exercise of options under the Purchase Plan (as defined herein) and the 1991 Option Plan (as defined herein), which options will expire 90 days after the closing of the Offering and which the Company expects will be exercised during such period, and the exercise of options in December 1994 for 336,448 shares of Common Stock under the Partners Plan (as defined herein) and AmeriSource's subsequent repurchase of 107,085 shares of Common Stock from Partners Plan option holders to enable them to satisfy certain tax withholding obligations; and (iii) the Company's expected repurchase from VPI of 1,338,894 shares of Common Stock upon the exercise of options under the Purchase Plan and the 1991 Option Plan at a price of $0.34 per share. The transactions contemplated by clauses (ii) and (iii) above are collectively referred to herein as the "Option Exercises." The term "Common Stock" referred to in this Prospectus is the Class A Common Stock, $0.01 par value per share, Class B Common Stock, $0.01 par value per share and Class C Common Stock, $0.01 par value per share of the Company. The Class A Common Stock is the Company's only class of voting stock. Unless otherwise indicated, the Company's historical earnings (loss) per share data and weighted average common shares outstanding as presented in the Summary Financial Data and Selected Financial Data have been restated for the 2.95-for-1 stock split to be declared in connection with the Offering.

                             SUMMARY FINANCIAL DATA

     The summary financial data should be read in conjunction with The Refinancing, Use of Proceeds, Capitalization, Selected Financial Data, Management's Discussion and Analysis of Financial Condition and Results of Operations, the audited consolidated financial statements and related notes thereto, and the unaudited pro forma financial statements and related notes included elsewhere in this Prospectus.

                                                                FISCAL YEAR ENDED SEPTEMBER 30,
                                                 --------------------------------------------------------------
                                                    1990         1991         1992         1993         1994
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $2,564,008   $2,827,161   $3,329,909   $3,719,025   $4,301,832
  Gross profit.................................     162,120      178,769      199,723      209,438      235,191
  Selling and administrative expenses..........     113,586      116,044      125,696      130,338      142,497
  Write-off of excess of cost over net assets
    acquired(1)................................          --           --           --           --      179,824
  Operating income (loss)(2)...................      38,270       46,838       63,094       67,824     (101,992)
  Interest expense.............................      73,675       72,208       71,025       66,696       62,611
  (Loss) before extraordinary items and
    cumulative effects of accounting changes...     (29,489)     (23,319)     (12,824)      (7,474)    (172,417)
  Net (loss)...................................     (29,489)     (23,319)      (6,476)     (18,618)    (207,671)

EARNINGS (LOSS) PER SHARE:
  (Loss) before extraordinary items and
    cumulative effects of accounting changes...  $    (2.00)  $    (1.58)  $    (0.87)  $    (0.51)  $   (11.69)
  Extraordinary items..........................          --           --         0.43        (0.75)       (0.04)
  Cumulative effects of accounting changes.....          --           --           --           --        (2.35)
                                                 ----------   ----------   ----------   ----------   ----------
  Net (loss)...................................  $    (2.00)  $    (1.58)  $    (0.44)  $    (1.26)  $   (14.08)
                                                 ==========   ==========   ==========   ==========   ==========
Weighted average common shares outstanding.....      14,750       14,750       14,750       14,750       14,750

PRO FORMA DATA(3):
  Adjusted operating income(4).................                                                      $   86,054
  Interest expense.............................                                                          33,529
  (Loss) before extraordinary items and
    cumulative effects of accounting changes...                                                        (151,540)
  (Loss) per share before extraordinary items
    and cumulative effects of accounting
    changes....................................                                                      $    (7.09)
  Weighted average common shares outstanding...                                                          21,380

OTHER OPERATING DATA:
  Adjusted operating income(4).................  $   43,815   $   57,848   $   68,643   $   73,291   $   86,054
  Selling and administrative expenses as a % of
    revenues...................................        4.43%        4.10%        3.77%        3.50%        3.31%
  Number of facilities at end of period........          19           19           18           16           15
  Average revenue per facility.................  $  134,948   $  148,798   $  184,995   $  232,439   $  286,789

                                                                                 AT SEPTEMBER 30, 1994
                                                                               --------------------------
                                                                                ACTUAL     AS ADJUSTED(5)
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets.............................................................  $ 651,710     $  379,479
  Working capital............................................................    133,355       (126,172)
  Total assets...............................................................    711,644        511,065
  Long-term debt, including current portion..................................    487,708        199,064
  Stockholders' equity (deficit).............................................   (300,726)      (204,799)

- ---------------
(see footnotes on the following page)

- ---------------
(1) During the third quarter of fiscal 1994, the Company wrote off the remaining unamortized balance of its excess of cost over net assets acquired ("goodwill") of $179.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the audited consolidated financial statements included elsewhere in this Prospectus.

(2) Excludes non-recurring charges as shown in the Selected Financial Data. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9 to the audited consolidated financial statements included elsewhere herein for an explanation of the charges in 1992 and 1993.

(3) The pro forma data represents the historical data for the fiscal year ended September 30, 1994 adjusted to give effect to the Refinancing, the Offering and the Option Exercises as if each transaction had occurred at the beginning of the fiscal year. See "Use of Proceeds," "The Refinancing" and the unaudited pro forma financial statements including notes thereto, included elsewhere in this Prospectus. Pro forma interest expense includes the cost of the Receivables Program (as defined herein).

(4) Adjusted operating income is defined as operating income plus amortization of intangibles for each period plus a $5.5 million stock option compensation charge in fiscal 1991, a $4.1 million environmental remediation charge in fiscal 1994 and the $179.8 million write-off of goodwill in fiscal 1994. The Company believes that adjusted operating income provides a comparable measurement of operating cash flow. Adjusted operating income is not a substitute for operating income, net income or cash flow from operations and should be read in conjunction with these items as presented in Selected Financial Data and the Company's audited consolidated financial statements included elsewhere in this Prospectus.

(5) Represents the historical data as of September 30, 1994 adjusted to give effect to the Refinancing, the Offering and the Option Exercises as if each transaction had occurred on September 30, 1994. See "Use of Proceeds," "The Refinancing," and the unaudited pro forma financial statements including notes thereto, included elsewhere in this Prospectus.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the specific factors set forth below as well as the other information set forth elsewhere and incorporated by reference in this Prospectus.

HISTORY OF NET LOSSES

     The Company has reported significant net losses since the Acquisition. The Company had a net loss for fiscal year 1994 of approximately $207.7 million, including a one-time charge of $33.4 million relating to changes in accounting for income taxes. In addition, the Company's net loss included a write-off of its remaining goodwill balance of $179.8 million in the fiscal quarter ended June 30, 1994. As discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations, as part of its evaluation of the recoverability of its goodwill during early 1994, the Company determined that its projected operating results were being adversely impacted by competition for market share, health care industry consolidation and the impact of group purchasing organizations, managed care and health care reform on drug prices. As part of that evaluation process, the Company's projections indicated that its long-term viability would require modification of its capital structure to reduce indebtedness and increase equity in the near-to mid-term. Although there can be no assurances, as a result of the Refinancing and the Offering, the Company's interest expense in subsequent fiscal years is expected to be significantly lower than interest expense incurred in fiscal 1994 and in prior years. See "The Refinancing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCIAL LEVERAGE

     As of September 30, 1994, the Company's aggregate long-term indebtedness was $487.7 million and its stockholders' deficit was $300.7 million. After giving effect to the Refinancing (including the off-balance sheet Receivables Program) and the Offering, on a pro forma basis as of September 30, 1994, the Company's aggregate long-term indebtedness would have been approximately $199.1 million. Although the application of the proceeds of the Offering will reduce the Company's indebtedness, the terms of the Company's financing agreements contain numerous financial and operating covenants and prohibitions, including requirements that the Company satisfy certain financial ratios and maintain certain specified levels of net worth. In addition, the Company is more highly leveraged than certain of its competitors, which may place the Company at a competitive disadvantage. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The degree to which the Company is leveraged could have important consequences to stockholders of the Company, including the following: (i) the Company could be more vulnerable to changes in general economic conditions; (ii) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (iii) a significant portion of the Company's cash flow from operations must be dedicated to the payment of interest and, after 1999, the principal on the Company's indebtedness; (iv) the Amended and Restated Credit Agreement dated December 13, 1994 among the Company and its senior lenders (the "Credit Agreement") and the Indenture (the "Issuer Indenture") relating to the Company's 11 1/4% Senior Debentures due 2005 (the "Senior Debentures") contain restrictions on the payment of dividends and impose other operating and financial restrictions; and (v) certain of the Company's borrowings are at a floating rate of interest, which causes the Company to be more vulnerable to increases in interest rates. See "Description of Indebtedness and Securitization Program."

CONCENTRATION OF OWNERSHIP

     Upon completion of the Offering, certain members of the management of the Company, VPI and certain of VPI's affiliates will own beneficially, if taken together, approximately 61.5% of the Company's outstanding Common Stock (including non-voting Common Stock which is convertible at the holder's option into voting Common Stock). If these stockholders were to vote all of their shares in a similar manner, they would effectively control the Company. In most circumstances, they would have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matter submitted to the stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and to prevent or cause a change in control of the Company.

COMPETITION

     The wholesale distribution of pharmaceuticals, health and beauty aids and other healthcare products is highly competitive. The Company competes with numerous national and regional distributors, some of which are larger and have substantially greater financial resources than the Company. The Company's national competitors include McKesson Corporation, Bergen Brunswig Corporation, Cardinal Health, Inc. and FoxMeyer Health Corporation. In addition, the Company competes with local distributors, direct-selling manufacturers and other specialty distributors. Competitive factors include price, service and delivery, credit terms, breadth of product line, customer support and marketing programs. There can be no assurance that the Company will not encounter increased competition in the future that could adversely affect the Company's business. The drug wholesale industry continues to undergo significant consolidation, with the number of wholesalers in the continental United States down from 139 at the end of 1980 to approximately 55 as of December 31, 1994.

DEPENDENCE ON KEY PERSONNEL

     The Company is dependent on its senior and regional management, the loss of certain of whom could adversely affect the Company. No member of the Company's management is subject to an employment contract. There can be no assurance that, over time, the Company will be able to retain all of its senior and regional managers.

EXPANSION THROUGH ACQUISITIONS

     The Company intends to expand into new and contiguous geographic markets, in part, through selected acquisitions of drug wholesalers. There can be no assurance that suitable acquisition candidates will be identified, that acquisitions can be consummated on acceptable terms or that any acquired companies can be integrated successfully into the Company's operations. No substantive acquisition negotiations by the Company are currently pending, and the Company currently has no commitments, understandings or arrangements with respect to any specific acquisition. The Credit Agreement contains restrictions on the Company's ability to make acquisitions. See "Description of Indebtedness and Securitization Program -- The Credit Agreement."

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The existing stockholders of AmeriSource (the "Existing Stockholders") were granted piggyback registration rights with respect to the Company's common stock when they purchased such shares. In addition, VPI has demand rights to require registration of its shares of Common Stock. The Existing Stockholders are subject to restrictions on any public sale or distribution of Common Stock for a period of 90 days beginning on the effective date of the Registration Statement. Sales thereafter are subject to maximum quantity limitations. In addition, certain members of the management of the Company, VPI and certain current and former employees and directors of the Company have agreed, subject to certain exceptions, not to register for sale or offer, sell or transfer any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Following the Option Exercises, certain members of AmeriSource's management intend to obtain margin loans secured by substantially all of their respective shares of Common Stock from DLJ and Smith Barney Inc. primarily to satisfy withholding tax liability. In the event of a default, those shares of Common Stock may be sold during the 180-day period following closing of the Offering. See "Shares Eligible for Future Sale."

DILUTION

     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of Common Stock from the initial public offering price. The Existing Stockholders will experience an increase in net tangible book value per share as a result of the Offering. Assuming an offering price of $19.00 per share (the midpoint of the range of prices set forth on the cover of this Prospectus), the dilution in net tangible book value to purchasers of Common Stock in the Offering would be $29.22 per share, and the Existing Stockholders, including certain members of the management of AmeriSource, VPI, current and former employees and directors of AmeriSource, and others, would experience an increase in net tangible book value of $11.99 per share as a result of the Offering. See "Dilution" and "Principal Stockholders."

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK

     Prior to the Offering, there has been no public market for the Common Stock. A class of the Company's non-voting common stock trades on an infrequent basis in the over-the-counter market. Although the Company intends to apply to list the Common Stock on the NYSE, there can be no assurance that an active or liquid trading market in the Common Stock will develop upon completion of the Offering or, if developed, that it will be sustained. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Company's Common Stock may be highly volatile depending on changes in general market and industry conditions. See "Underwriting."

                                THE REFINANCING

     In December 1994, the Company sold substantially all of its trade accounts receivable and notes receivable (the "Receivables") to AmeriSource Receivables Corporation ("ARC"), an indirect wholly-owned special purpose subsidiary of the Company, in exchange for cash of $201.0 million and a residual certificate of $71.3 million pursuant to a trade receivables securitization program (the "Receivables Program"). Concurrently, the Company entered into a Receivables Purchase Agreement with ARC, whereby the Company agreed to sell, and ARC agreed to purchase on a continuous basis, Receivables originated by AmeriSource. Pursuant to the Receivables Program, ARC will transfer such Receivables to a master trust in exchange for, among other things, certain trade receivables-backed certificates (the "Certificates") representing a right to receive a variable principal amount. Contemporaneously, variable principal Certificates in an aggregate principal amount of up to $230 million face amount were sold to a group of financial institutions. During the five year term of the Receivables Program, the cash generated by collections on the Receivables will be used to purchase, among other things, additional Receivables originated by the Company and/or repay the Certificates. The Certificates bear interest at a rate selected by the Company equal to (i) the higher of (a) the applicable prime lending rate and (b) the federal funds rate plus 50 basis points or (ii) LIBOR plus 50 basis points. The interest rates for the Certificates are subject to certain step-ups up to a maximum amount of an additional 100 basis points over the otherwise applicable rate. ARC is currently negotiating the terms of new Certificates that do not contain an interest step-up feature, a majority of which will be fixed principal, fixed rate obligations and the remainder of which will be variable principal, variable rate obligations or fixed principal, variable rate obligations. Such new Certificates will, among other things, refinance the existing Certificates and eliminate a significant portion of the Company's floating rate exposure. None of the Certificates have been registered under the Securities Act, and the Certificates may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

     At the same time that it entered into the Receivables Program, the Company and its senior lenders amended its existing revolving credit agreement. Among other things, the amended Credit Agreement: (i) extended the term of the original credit agreement until January 3, 2000; (ii) established the amount the Company may borrow at $380 million; (iii) reduced the initial borrowing rate to LIBOR plus 225 basis points and provided interest rate stepdowns upon the occurrence of certain events; (iv) modified the borrowing base availability from inventory- and receivable-based to inventory-based only; and (v) increased the Company's ability to make acquisitions and pay dividends.

     With the proceeds of the Receivables Program and the Credit Agreement, on January 12, 1995, the Company redeemed all of its outstanding 14 1/2% Senior Subordinated Notes due 1999 (the "Notes") at a redemption price of 106% of the principal amount plus accrued interest through the redemption date and repaid amounts under the former credit facility. The consummation of the Receivables Program, the execution of the Credit Agreement and the redemption of the Notes is referred to elsewhere in this Prospectus as the "Refinancing." See "Description of Indebtedness and Securitization Program."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $116.6 million (approximately $134.2 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $19.00 per share and after deduction of underwriting discounts and commissions and estimated offering expenses. The Company expects to use a portion of the proceeds of the Offering (assuming the Offering was consummated on January 15, 1995) to redeem $74.3 million principal amount of 11 1/4% Senior Debentures due 2005 pursuant to an optional redemption provision in the Issuer Indenture at a price equal to 110% of the principal amount thereof plus accrued and unpaid interest through the date of redemption. The balance of the net proceeds will be used to fund internal growth and further expansion and for general corporate purposes, including working capital requirements. Pending application of the net proceeds, the Company intends to repay revolving borrowings under the Credit Agreement. Borrowings currently bear interest at an annual rate equal to, at the Company's option, either the applicable prime rate plus 1.00% or LIBOR plus 2.25% (9.5% and 9.0%, respectively, at December 31, 1994) and mature on January 3, 2000. Such interest rates are subject to reduction upon the occurrence of certain events including improved financial performance and the sale of certain minimum equity amounts by the Company. Following the Offering, the Company's interest rates will be reduced to the applicable prime rate plus 0.50% (9.0% at December 31, 1994) LIBOR plus 1.75% (8.5% at December 31, 1994).

                                DIVIDEND POLICY

     Payment of dividends is within the discretion of the Company's Board of Directors and will depend, among other factors, upon the Company's earnings, financial condition and capital requirements and the terms of the Company's financing agreements. The Company plans to retain future earnings for use in the business and, accordingly, the Company does not anticipate paying dividends in the foreseeable future. The Company has not paid any cash dividends to its stockholders. The Credit Agreement restricts the ability of the Company to make dividend payments unless certain financial tests are met.

                                    DILUTION

     At September 30, 1994, assuming the 2.95-for-1 stock split, the deficiency in net tangible book value (total tangible assets minus total liabilities) of the Company was $314.1 million, or ($23.59) per share of outstanding Common Stock. After giving effect to: (i) the sale of the 6,600,000 shares of Common Stock pursuant to the Offering at an assumed initial offering price of $19.00 per share (the midpoint of the range of prices set forth on the cover of this Prospectus) and the application of the net proceeds therefrom (after deducting estimated offering expenses and underwriting discounts and commissions) and (ii) the Option Exercises, the pro forma deficiency in net tangible book value of the Company at September 30, 1994 would have been $218.6 million or ($10.22) per share, representing an immediate increase in net tangible book value of $13.37 per share to the Existing Stockholders and an immediate dilution of $29.22 per share to persons purchasing shares of Common Stock in this Offering. The following table illustrates this per share dilution:

     Initial public offering price per share(1).....................              $ 19.00
       Net tangible book value deficiency per share at September 30,
          1994......................................................  $(23.59)
       Increase per share due to the Refinancing and Option
          Exercises.................................................     1.38
       Increase per share attributable to new investors.............    11.99
                                                                      -------
     Pro forma net tangible book value deficiency per share after
       the Offering and the Refinancing.............................               (10.22)
                                                                                  -------
     Dilution per share to new investors............................              $(29.22)
                                                                                  =======

- ---------------
(1) Before deduction of expenses related to the Offering.

                                 CAPITALIZATION

     The following table sets forth the unaudited capitalization of the Company as of September 30, 1994 on an actual basis and as adjusted to reflect (i) the Refinancing, (ii) the Offering (assuming an offering price of $19.00 per share, the midpoint of the range as set forth on the cover of this Prospectus) and
(iii) the Option Exercises. This table should be read in conjunction with the consolidated financial statements of the Company and related notes thereto, the unaudited pro forma financial statements and related notes, the Refinancing and Use of Proceeds included elsewhere in this Prospectus.

                                                                       AT SEPTEMBER 30, 1994
                                                                    ----------------------------
                                                                     ACTUAL       AS ADJUSTED(1)
                                                                       (DOLLARS IN THOUSANDS)
Long-term debt (including current portion):
Revolving credit facility.........................................  $ 175,897       $  125,393
14 1/2% Senior subordinated notes.................................    166,134               --
Other debt........................................................      1,664            1,664
11 1/4% Senior debentures.........................................    144,013           72,007
                                                                    ---------       ----------
          Total long-term debt, including current portion.........    487,708          199,064
Stockholders' equity (deficit):
Preferred stock, $.01 par value: 5,000,000 shares authorized
  (cancelled, as adjusted); none issued...........................         --               --
Common stock, $.01 par value:
  Class A (voting and convertible): 25,000,000 shares authorized,
     as adjusted; 10,040,069 shares issued as adjusted............          2              100
  Class B (non-voting and convertible): 15,000,000 shares
     authorized, as adjusted; 12,980,885 shares issued as
     adjusted.....................................................         44              130
  Class C (non-voting and convertible): 2,000,000 shares
     authorized; 1,475,000 shares issued as adjusted..............          5               15
Capital in excess of par value....................................      4,775          127,203
Retained earnings (deficit).......................................   (304,984)        (329,955)
Cost of common stock in treasury..................................       (568)          (2,292)
                                                                    ---------       ----------
     Total stockholders' equity (deficit).........................   (300,726)        (204,799)
                                                                    ---------       ----------
          Total capitalization....................................  $ 186,982       $   (5,735)
                                                                    =========       ==========

- ---------------
(1) Adjusted to reflect the Refinancing, the Offering and the Option Exercises. Assumes the application of $116.6 million of the net proceeds from the Offering to redeem one-half of the 11 1/4% senior debentures for $79.0 million at a price equal to 110% of the principal amount plus accrued interest through the date of redemption, to pay $1.2 million (net) related to the Option Exercises and to repay $36.4 million of borrowings under the amended and restated revolving credit facility. Pro forma adjustments to stockholders' equity (deficit) include extraordinary charges due to the Refinancing of $10.0 million from the early extinguishment of debt and $6.1 million from the write-off of deferred financing costs, net of tax benefits, extraordinary charges due to the Offering of $7.0 million from the early extinguishment of debt and $2.3 million from the write-off of deferred financing costs, net of tax benefits and the reclassification of $5.5 million in accrued compensation expense associated with the 1991 Option Plan. Pro forma adjustments to stockholders' equity (deficit) do not include estimated tax benefits of $13.9 million related to the exercise of the non-qualified options under the Option Exercises noted above, which will be recorded as an addition to capital in excess of par value when such tax benefits are realized by the Company.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial data and other operating data of the Company. The statement of operations data and balance sheet data are derived from the audited consolidated financial statements of the Company. The Company's historical per share data and weighted average common shares outstanding have been restated for the 2.95-for-1 stock split to be declared in connection with the Offering. The Company's primary and fully diluted earnings per share are the same. The selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                FISCAL YEAR ENDED SEPTEMBER 30,
                                                 --------------------------------------------------------------
                                                    1990         1991         1992         1993         1994
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Revenues.....................................  $2,564,008   $2,827,161   $3,329,909   $3,719,025   $4,301,832
  Cost of goods sold...........................   2,401,888    2,648,392    3,130,186    3,509,587    4,066,641
                                                 ----------   ----------   ----------   ----------   ----------
  Gross profit.................................     162,120      178,769      199,723      209,438      235,191
  Selling and administrative expenses..........     113,586      116,044      125,696      130,338      142,497
  Environmental remediation....................          --           --           --           --        4,075
  Stock option compensation....................          --        5,500           --           --           --
  Depreciation.................................       4,719        4,877        5,384        5,809        6,640
  Amortization of intangibles..................       5,545        5,510        5,549        5,467        4,147
  Write-off of excess of cost over net assets
    acquired(1)................................          --           --           --           --      179,824
                                                 ----------   ----------   ----------   ----------   ----------
  Operating income (loss)......................      38,270       46,838       63,094       67,824     (101,992)
  Interest expense.............................      73,675       72,208       71,025       66,696       62,611
  Non-recurring charges(2).....................         928          951        2,244        2,223           --
                                                 ----------   ----------   ----------   ----------   ----------
  (Loss) before taxes, extraordinary items and
    cumulative effects of accounting changes...     (36,333)     (26,321)     (10,175)      (1,095)    (164,603)
  Taxes on income (benefit)....................      (6,844)      (3,002)       2,649        6,379        7,814
                                                 ----------   ----------   ----------   ----------   ----------
  (Loss) before extraordinary items and
    cumulative effects of accounting changes...     (29,489)     (23,319)     (12,824)      (7,474)    (172,417)
  Extraordinary items(3).......................          --           --        6,348      (11,144)        (656)
  Cumulative effects of accounting
    changes(4).................................          --           --           --           --      (34,598)
                                                 ----------   ----------   ----------   ----------   ----------
  Net (loss)...................................  $  (29,489)  $  (23,319)  $   (6,476)  $  (18,618)  $ (207,671)
                                                 ==========   ==========   ==========   ==========   ==========
EARNINGS (LOSS) PER SHARE:
  (Loss) before extraordinary items and
    cumulative effects of accounting changes...  $    (2.00)  $    (1.58)  $    (0.87)  $    (0.51)  $   (11.69)
  Extraordinary Items..........................          --           --         0.43        (0.75)       (0.04)
  Cumulative effects of accounting changes.....          --           --           --           --        (2.35)
                                                 ----------   ----------   ----------   ----------   ----------
  Net (loss)...................................  $    (2.00)  $    (1.58)  $    (0.44)  $    (1.26)  $   (14.08)
                                                 ==========   ==========   ==========   ==========   ==========
Weighted average common shares outstanding.....      14,750       14,750       14,750       14,750       14,750

OTHER OPERATING DATA:
  Adjusted operating income(5).................  $   43,815   $   57,848   $   68,643   $   73,291   $   86,054
  Selling and administrative expenses as a % of
    revenues...................................        4.43%        4.10%        3.77%        3.50%        3.31%
  Number of facilities at end of period........          19           19           18           16           15
  Average revenue per facility.................  $  134,948   $  148,798   $  184,995   $  232,439   $  286,789

                                                                         AT SEPTEMBER 30,
                                                       -----------------------------------------------------
                                                         1990       1991       1992       1993       1994
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Current assets.....................................  $496,701   $530,212   $600,845   $627,483   $ 651,710
  Working capital....................................   236,962    252,468    268,424    217,160     133,355
  Total assets.......................................   756,932    783,145    848,474    867,944     711,644
  Long-term debt, including current portion..........   539,731    570,979    588,005    549,342     487,708
  Stockholders' equity (deficit).....................   (44,946)   (68,271)   (74,747)   (93,040)   (300,726)(6)

- ---------------
(1) During the third quarter of fiscal 1994, the Company wrote off the remaining unamortized balance of its excess of cost over net assets acquired ("goodwill"). See Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 2 to the consolidated financial statement included elsewhere in this Prospectus.

(2) See Management's Discussion and Analysis of Financial Condition and Results of Operation and Note 9 to the consolidated financial statements for a discussion of the non-recurring charges in 1992 and 1993.

(3) Extraordinary items were as follows: extraordinary credits of $4.5 million during 1992 relating to the extinguishment of debt resulting from the settlement of a shareholder appraisal action arising from the Acquisition; extraordinary credits of $1.9 million in 1992 and $0.7 million in 1993, respectively, representing the utilization of net operating loss carryforwards; extraordinary charges of $11.9 million in 1993 and $0.7 million in 1994, respectively, net of tax benefits, representing the write-off of unamortized financing fees relating to debt refinancings and premiums paid on the purchase and retirement of a portion of the senior subordinated notes.

(4) Consists of the cumulative effect of $1.2 million for the change in the accounting for postretirement benefits other than pensions and the cumulative effect of $33.4 million for the change in the accounting for income taxes.

(5) Adjusted operating income is defined as operating income plus amortization of intangibles for each period plus a $5.5 million stock option compensation charge in fiscal 1991, a $4.1 million environmental remediation charge in fiscal 1994 and the $179.8 million write-off of goodwill in fiscal 1994. The Company believes that adjusted operating income provides a comparable measurement of operating cash flow. Adjusted operating income is not a substitute for operating income, net income or cash flow from operations and should be read in conjunction with these items as presented in the Selected Financial Data and the Company's audited consolidated financial statements included elsewhere in this Prospectus.

(6) Includes the effect of the following charges recorded during the fiscal year ended September 30, 1994: (i) a $179.8 million write-off of excess of cost over net assets acquired during the three months ended June 30, 1994; (ii) extraordinary charges of $0.7 million, net of tax benefits, related to the early extinguishment of debt; (iii) the cumulative effect of $1.2 million for the change in the accounting for postretirement benefits other than pensions and (iv) the cumulative effect of $33.4 million for the change in the accounting for income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements contained elsewhere herein.

RECENT DEVELOPMENTS

     As a result of the Offering and the Refinancing, the Company believes that its liquidity and capital resources will be enhanced. In December 1994, the Company sold approximately $272.3 million of its accounts receivable to a master trust for approximately $201.0 million in cash and $71.3 million of residual certificates. The cash proceeds were used to redeem all $166.1 million of the 14 1/2% senior subordinated notes due 1999 at a redemption price of 106%, to pay fees and expenses related thereto and to repay approximately $10.7 million of revolving credit borrowings. Upon consummation of the Offering, the Company will redeem $74.3 million of its 11 1/4% Senior Debentures at a redemption price of 110% of the principal amount thereof plus accrued and unpaid interest through the date of redemption (assuming a redemption date of January 15, 1995), pay fees and expenses related thereto and further reduce outstanding borrowings under the revolving credit facility.

     At the same time that it entered into the Receivables Program, the Company and its senior lenders amended its existing credit agreement. Among other things, the amended Credit Agreement: (i) extended the term of the Credit Agreement until January 3, 2000; (ii) established the amount the Company may borrow at $380 million; (iii) reduced the initial borrowing rate to LIBOR plus 225 basis points (LIBOR plus 175 basis points upon consummation of the Offering) with further interest rate stepdowns upon the occurrence of certain events; (iv) modified the borrowing base availability from inventory and receivables based to inventory based only; and (v) increased the Company's ability to make acquisitions and pay dividends. On a pro forma basis as of September 30, 1994, the Company would have had borrowings of $125.4 million under its Credit Agreement.

     The Company believes that its liquidity, capital resources and cash flows are sufficient to fund working capital requirements, planned capital expenditures and interest and principal payments for the foreseeable future. Pro forma interest payments, assuming average borrowings outstanding under the Credit Agreement of approximately $201.0 million adjusted for the Offering and the Refinancing would have been approximately $33.5 million. There are no mandatory scheduled repayments under the Credit Agreement and no scheduled principal payments of other debt until January 3, 2000.

RESULTS OF OPERATIONS

                                                                FISCAL YEAR ENDED SEPTEMBER
                                                                            30,
                                                                ----------------------------
                                                                 1992       1993       1994
Revenues......................................................  100.00%    100.00%    100.00%
Cost of goods sold............................................  94.00      94.37      94.53
                                                                ------     ------     ------
  Gross profit................................................   6.00       5.63       5.47
Operating expenses:
  Selling and administrative..................................   3.77       3.50       3.31
  Environmental remediation...................................     --         --       0.09
  Depreciation................................................   0.16       0.16       0.15
  Amortization of intangibles.................................   0.17       0.15       0.10
  Write-off of excess of cost over net assets acquired........     --         --       4.18
                                                                ------     ------     ------
Operating income (loss).......................................   1.89       1.82      (2.37 )
  Interest expense-in cash....................................   1.49       1.14       1.02
  Interest expense-pay in kind................................   0.52       0.55       0.35
  Amortization of deferred financing costs....................   0.12       0.11       0.09
  Non-recurring charges.......................................   0.07       0.06         --
                                                                ------     ------     ------
(Loss) before taxes, extraordinary items and cumulative
  effects of accounting changes...............................  (0.31 )    (0.03 )    (3.83 )
Taxes on income...............................................   0.08       0.17       0.18
                                                                ------     ------     ------
(Loss) before extraordinary items and cumulative effects of
  accounting changes..........................................  (0.39 )    (0.20 )    (4.01 )
Extraordinary charge-early retirement of debt, net of income
  tax benefit.................................................     --      (0.32 )    (0.02 )
Extraordinary credits:
  Settlement of litigation....................................   0.13         --         --
  Reduction of income tax provision from carryforward of prior
     year operating losses....................................   0.06       0.02         --
Cumulative effect of change in accounting for postretirement
  benefits other than pensions................................     --         --      (0.03 )
Cumulative effect of change in accounting for income taxes....     --         --      (0.78 )
                                                                ------     ------     ------
Net (loss)....................................................  (0.19 )%   (0.50 )%   (4.83 )%
                                                                ======     ======     ======

YEAR ENDED SEPTEMBER 30, 1994 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1993

     Revenues for the fiscal year ended September 30, 1994 were $4.3 billion, an increase of 15.7% over the $3.7 billion in revenues for 1993. The revenue growth, which occurred for all customer groups, reflects real volume growth as well as the pass through to customers of price increases from manufacturers. Price increases accounted for approximately one-tenth of the revenue increase in 1994. As compared with the prior fiscal year, sales to hospitals and managed care facilities grew by 27%, sales to chain drug stores, excluding brokerage business, increased by 8% and sales to independent community pharmacies increased by 4%. During 1994, sales to hospitals and managed care facilities accounted for 46% of total revenues, while sales to independent community pharmacies represented 34% and sales to chain drug stores, 20% of the total.

     Gross profit of $235.2 million for 1994 increased by 12.3% over 1993, primarily due to the increase in revenues. As a percentage of revenues, gross profit declined to 5.47% in 1994 from 5.63% in 1993. The reduction in the gross profit percentage resulted from continued industry price competition and increased sales to larger volume, lower margin customers, such as hospitals.

     Selling and administrative expenses for 1994 were $142.5 million compared to $130.3 million for 1993, an increase of 9.3%. The cost increases reflect inflationary increases and increases in warehouse and delivery expenses which are variable with the level of sales volume. Continued emphasis on cost containment programs as well as the economies associated with the significant revenue growth, reduced overall selling and administrative expenses as a percentage of revenues to 3.31% in 1994 from 3.50% in 1993.

     Operating expenses in 1994 include a provision of $4.1 million to cover the expected environmental remediation costs with respect to the Company's former Charleston, South Carolina distribution center. In addition, in the third quarter of fiscal 1994, the Company completed a detailed evaluation of the recovery of the recorded value of the excess of cost over net assets acquired ("goodwill") and concluded that projected operating results together with its then existing capital structure would not support the future recovery of the remaining goodwill balance. Accordingly, the Company wrote off the remaining goodwill balance of $179.8 million in the third quarter of fiscal 1994.

     Interest expense which is payable currently (cash interest), principally related to the revolving credit facility and the senior subordinated notes, was $43.7 million in 1994 as compared with $42.4 million in 1993, an increase of 3.3%. The increase was as a result of higher interest rates on the Company's variable rate borrowings offset in part by lower variable rate borrowing levels and the reduction in principal amount of the senior subordinated notes. Interest expense in 1994 reflects reductions as a result of the purchase and retirement of an aggregate principal amount of $8.9 million of senior subordinated notes, which occurred during the fourth quarter of fiscal 1993 and first quarter of fiscal 1994. Interest expense in 1994 includes $621,000 paid to the holders of an aggregate of $165.7 million in principal amount of senior subordinated notes (see Note 4 of "Notes to Consolidated Financial Statements"). During 1994, the average outstanding debt level was $430 million at an average interest rate of 10.0%. In 1993, the comparable average outstanding debt level was $441 million at an average interest rate of 9.6%. The decrease in interest expense which is not currently payable (pay-in-kind interest) of $5.5 million was due to the refinancing in July, 1993 of the 18% senior subordinated debentures, 18 1/2% merger debentures and 19 1/2% junior subordinated debentures with the 11 1/4% senior debentures. Interest expense in 1994 includes $4.0 million in amortization of financing fees as compared with $3.9 million in 1993.

     Income tax expense in 1994 and 1993 has been determined based on the alternative minimum tax system. As noted below, the Company changed its method of accounting for income taxes effective October 1, 1993. The extraordinary charge of $679,000, net of a tax benefit of $23,000, relates to the purchase and retirement of an aggregate principal amount of $4.4 million of senior subordinated notes.

     Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement 106) and Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (Statement 109). The Company recorded, as of October 1, 1993, a total of $34.6 million in non-cash charges to net income for the effects of transition to these two new standards. Statement 106 requires that the expected cost of providing postretirement medical benefits be accrued during employees' working years rather than on a pay-as-you-go basis as was previously permitted. The cumulative effect of this change in accounting principle resulted in a non-cash charge to net income of $1.2 million as of October 1, 1993. Statement 109 requires a change in the method of accounting for income taxes from the deferred method to the liability method. Under the liability method, deferred taxes result from differences between the tax and financial reporting bases of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. The cumulative effect of this change in accounting principle resulted in a non-cash charge to net income of $33.4 million as of October 1, 1993, principally related to the provision of deferred income taxes to reflect the tax consequences on future years of the difference between the tax and financial reporting basis of merchandise inventories.

YEAR ENDED SEPTEMBER 30, 1993 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1992

     Revenues for the fiscal year ended September 30, 1993 were $3.7 billion, an increase of 11.7% over the $3.3 billion in revenues for 1992. The revenue growth, which occurred for all customer groups, was attributable to the addition of new accounts, increased sales to existing accounts through value added services and price increases. Price increases accounted for approximately one-fourth of the revenue increase in 1993. As compared with the prior fiscal year, sales to hospitals and managed care facilities increased by 24%, sales to independent community pharmacies increased by 3% and sales to chain stores grew by 7%. Sales to hospitals and managed care facilities accounted for 42% of total revenues in 1993, while sales to independent community pharmacies represented 37% and sales to chain drug stores, 21% of the total.

     As a percentage of revenues, gross profit declined to 5.63% in 1993 from 6.00% in 1992. The decline in 1993 resulted from: increased sales to large volume, lower margin and lower-cost-to-service customers, principally hospitals; price competition within the industry; and a reduction in inventory purchasing gains associated with the decline in the rate and frequency of manufacturer price increases.

     Selling and administrative expenses for the year ended September 30, 1993 were $130.3 million, or 3.50% of revenues, compared to $125.7 million, or 3.77% of revenues for the prior year. Selling and administrative expenses, which increased by $4.6 million, or 3.7% from the prior year, reflect the economies associated with the revenue growth and reductions due to cost containment measures and productivity improvements. The expense percentage improvement in 1993 also reflects the partial benefits of two distribution facility consolidations completed during the latter part of 1993. Expenses in 1993 include $1 million in costs incurred with respect to the two completed facility consolidations as well as an additional consolidation which began in late 1993 and is expected to be completed during the first quarter of fiscal 1994.

     As a result of the above, operating income increased 7.5%, or $4.7 million, to $67.8 million for the fiscal year ended September 30, 1993 in comparison to the prior year, while operating income as a percentage of revenues was 1.82% in 1993 versus 1.89% in 1992.

     Interest expense which is payable currently (cash interest), principally related to the revolving credit facility and the senior subordinated notes, was $42.4 million in 1993 as compared with $49.8 million in 1992, a decrease of 14.9%. The decrease is attributable to reduced borrowings and lower average interest rates. During 1993, the average outstanding debt level was $441 million at an average interest rate of 9.6%. In 1992, the comparable average outstanding debt level was $480 million at an average interest rate of 10.3%. Interest expense in 1993 includes $3.9 million in amortization of financing fees as compared with $4.0 million in 1992. Interest on the senior debentures, senior subordinated debentures, merger debentures and junior subordinated debentures which, at the option of the Company, is not currently payable (pay in kind interest), amounted to $20.4 million in 1993 as compared with $17.3 million in 1992.

     The non-recurring charges in 1993 consist of $1.3 million in losses on the disposal of three warehouses and charges of $969,000 for the write-down to net realizable value of two additional warehouses no longer in operation which are designated for sale. The non-recurring charges in 1992 consist of a loss of $287,000 incurred on the sale of a warehouse no longer in operation and the write-off of $2.0 million in professional fees incurred in connection with a public offering attempted during 1992 which was later abandoned due to market conditions.

     Income tax expense in both 1993 and 1992 was computed based on the alternative minimum tax system. The extraordinary charge of $16.7 million, net of a tax benefit of $4.8 million, relates to the write-off of unamortized financing fees relating to the refinancings of the revolving credit facility and the Company's debt and premiums paid on the purchase and retirement of a portion of the senior subordinated notes. The extraordinary credits for income taxes in 1993 and 1992 represent the utilization of net operating losses carried forward from earlier periods.

INFLATION

     The Company uses the LIFO method of accounting in order to minimize the effect of inflation on inventory value. Under this method, the effect of suppliers' price increases is charged directly to cost of goods sold. Concurrently, the Company increases selling prices, where possible, in order to maintain its gross profit margin. The effect of price inflation, as measured by the excess of LIFO costs over FIFO costs, was $5.3 million in 1994, $13.5 million in 1993 and $13.2 million in 1992.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's operating results have generated sufficient cash flows which, together with borrowings under the revolving credit facility and credit terms from suppliers, have provided sufficient capital resources to finance working capital and cash operating requirements, fund capital expenditures and interest currently payable on outstanding debt. Future cash flows are expected to be sufficient to fund capital expenditures and interest currently payable over the near-term.

     During the fiscal year ended September 30, 1994, operating activities provided cash of $84.0 million, compared to a generation of $99.2 million in cash during the fiscal year ended September 30, 1993. Accounts receivable and merchandise inventories increased during fiscal 1994 by $24.9 million and $5.3 million, respectively, offset by an increase of $70.2 million in accounts payable. The increases in accounts receivable and merchandise inventories are commensurate with the Company's revenue growth. A portion of the increase in merchandise inventories was the result of the opening of the Dallas, Texas distribution facility, which occurred in the first quarter of fiscal 1994. Operating cash uses during fiscal 1994 included $46.1 million in interest payments and $3.9 million in income tax payments.

     Capital expenditures required for the Company's business historically have not been substantial. Capital expenditures for the fiscal year ended September 30, 1994 were $8.5 million and related principally to improvements in warehouse distribution and management information systems. Capital expenditures for fiscal 1995 are projected to approximate $9.5 million. Cash used in financing activities during fiscal 1994 included $5.0 million in payments associated with the redemption of an aggregate principal amount of $4.4 million of senior subordinated notes. As a result of the cash generated during fiscal 1994, borrowings under the Company's revolving credit facility were reduced to $175.9 million at September 30, 1994 from the $248.0 million outstanding at September 30, 1993.

     The Company has become aware that its former Charleston, South Carolina distribution center was previously owned by a fertilizer manufacturer and that there is evidence of residual contamination remaining from the fertilizer manufacturing process operated on that site over thirty years ago. The Company engaged an environmental consulting firm to conduct a soil survey and initiated a groundwater study during fiscal 1994. The preliminary results of the groundwater study indicate that there is lead in the groundwater at levels requiring further investigation and response. A preliminary engineering analysis was prepared by outside consultants during the third quarter of fiscal 1994, and indicated that, if both soil and groundwater remediation are required, the most likely cost of remediation efforts at the Charleston site is estimated to be $4.1 million. Accordingly, a liability of $4.1 million was recorded during the third quarter of fiscal 1994 to cover future consulting, legal and remediation and ongoing monitoring costs. The Company has notified the appropriate state regulatory agency from whom approval must be received before proceeding with any further tests or with the actual site remediation. The approval process and remediation could take several years to accomplish and the actual costs may differ from the liability which has been recorded. The accrued liability, which is reflected in other long-term liabilities on the accompanying consolidated balance sheet, is based on an estimate of the extent of contamination and choice of remedy, existing technology and presently enacted laws and regulations, however, changes in remediation standards, improvements in cleanup technology and discovery of additional information concerning the site could affect the estimated liability in the future. The Company is investigating the possibility of asserting claims against responsible parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time, although the Company intends to vigorously enforce its rights and remedies.

     The Company's primary ongoing cash requirements will be to fund payment of principal and interest on indebtedness, finance working capital and fund capital expenditures. An increase in interest rates would adversely affect the Company's operating results and the cash flow available after debt service to fund operations and any expansion and, if permitted to do so under its revolving credit facility and the indenture for the senior debentures, the ability to pay dividends on its capital stock.

     The Company wrote-off its goodwill balance of $179.8 million in the third fiscal quarter of 1994. The goodwill was recorded at the time of the leveraged buyout transaction ("Acquisition") in 1988. Since the Acquisition, the Company has been unable to achieve the operating results projected at the time of the Acquisition. The projections at the time of the Acquisition were developed based on historical experience, industry trends and management's estimates of future performance. These projections assumed significant growth rates in revenues, stable gross profit margins and cash flow from operations to reduce Acquisition indebtedness and did not anticipate long-term losses or indicate an inability to recover the value of goodwill. Due to persistent competitive pressures and a shift in the customer mix to larger volume, lower margin customers, gross profit margins have declined from 7.10% in fiscal 1989 to 5.63% in fiscal 1993 and 5.47% in fiscal 1994, resulting in: operating results which are substantially below the projections made at the time of the Acquisition; an increase in the Company's indebtedness; and an accumulated deficit in retained earnings at June 30, 1994 before the goodwill write-off of $126.4 million.

     During the period since the Acquisition, the Company has been affected by price competition for market share within the industry, health care industry consolidation and the impact of group purchasing organizations, managed care and health care reform on drug prices. As a result of the negative impact of these factors and the Company's expectation that such factors would continue to negatively impact operating results into the foreseeable future, the Company initiated a detailed evaluation of the long-term expected effects of these factors on the ability to recover the recorded value of goodwill over its remaining estimated life. Based on industry trends, interest rate trends and the health care reform environment, in the third quarter of fiscal 1994, the Company revised its operating projections and concluded that the projected operating results (the "Projection") would not support the future recovery of the remaining goodwill balance.

     The methodology employed to assess the recoverability of the Company's goodwill was to project results of operations forward 36 years, which approximated the remaining amortization period of the goodwill balance at June 30, 1994. The Company then evaluated the recoverability of goodwill on the basis of the Projection. The Company's Projection assumed that, based on industry conditions and competitive pressures, future revenue growth would approximate 12.6% in the near-term gradually declining to approximately 5% over the longer-term. These assumptions reflected expected benefits in the near-term from continued industry consolidation, and an expectation that manufacturers would continue to increase their reliance on wholesalers in their own cost control measures in the face of healthcare reform. Over the next five to ten year period, growth in revenue was expected to moderate as the industry consolidation trend was completed, and over the long-term (next twenty years), stable growth of 5% was assumed. The gross profit percentage was projected to gradually decline over the projected period from the then current rate to 3.60% in the fiscal year 2000 and to 2.68% in the longer term. The short-term gross profit declines reflected the impact of the worsened trends in 1994 caused by consolidation of certain major competitors and deteriorated gross profit margins from existing contracts with certain group purchasing organizations. The long-term decline in gross profit reflected the Company's belief that continued industry wide competitive pricing pressures would drive margins down, as the consolidated industry attempts to maintain market share. Operating expenses were projected to increase 6% per year in the near-term and 5% per year in the longer-term principally reflecting the Company's expectations regarding inflation. Working capital levels (as a percentage of revenues) were projected to improve as the Company aggressively managed its investment in receivables and inventory over the projected period. For purposes of the Projection, the Company had assumed that it would be able to refinance its current revolving credit facility when it expired in 1996. For purposes of the Projection, the Company assumed that it would be able to increase its variable rate borrowings to finance increasing working capital and interest payment requirements. In order to meet the working capital and interest payment requirements projected in fiscal year 2000, the revolving credit facility would have to be increased to $460 million. Interest rates on the variable rate revolving credit facility were assumed to increase to 9.75% to reflect then current expectations of future short-term borrowing rates. The Projection also indicated that cash flow from operations would not be sufficient to satisfy maturities of the Company's fixed rate debt obligations, which consisted of the 14 1/2% senior subordinated notes due in fiscal 1998 and fiscal 1999 and the 11 1/4% senior debentures due in fiscal 2005. The Projection assumed that these fixed rate debt obligations would be refinanced at the time of the scheduled maturities at identical interest rates. The Company determined that unless it was able to develop successful strategic, operating or financing initiatives which would change these assumptions, the projected future operating results based on these assumptions represented the best estimate of the Company's projected performance given the Company's existing high leverage and industry trends.

     The Projection reflected significant cumulative losses indicating that the carrying value of goodwill was not recoverable. Accordingly, the Company wrote off its remaining goodwill balance of $179.8 million in the third quarter of fiscal 1994. More importantly, while the Company believed the reliability of any projection over such an extended period is highly uncertain, the Projection also indicated that the Company's long-term viability would require modification of its then current capital structure to reduce its indebtedness and increase its equity in the near to mid-term future. While the Projection indicated that in fiscal 1998 cash flow from operations would not be sufficient to satisfy required interest and principal payments on its current debt obligations, the Company believed and the Projection indicated, that cash flow generated from operations in the near-term (fiscal years 1995 through 1997) would be sufficient to service its then current debt obligations. The Company was unable to provide any assurance that the Company would be successful in efforts to restructure or recapitalize in order to be able to operate in a profitable manner for the long-term.

     In December 1994, the Company sold substantially all of its Receivables to ARC, pursuant to the Receivables Program. Pursuant to the Receivables Program, ARC will continuously transfer Receivables to a master trust in exchange for, among other things, Certificates representing a right to receive a variable principal amount. Contemporaneous with the consummation of the Receivables Program, the Company amended its existing Credit Agreement with its senior lenders and redeemed all of the outstanding Notes at a redemption price of 106% of the principal amount plus accrued interest through the redemption date. See "The Refinancing" and "Description of Indebtedness and Securitization Program."

                                    BUSINESS

     AmeriSource is one of the five largest full-service wholesale distributors of pharmaceutical products and related health care services in the United States. The Company currently operates 16 drug distribution facilities and one specialty products distribution facility servicing over 16,000 customers nationwide. AmeriSource is typically the primary source of supply to its customers and offers a broad range of services designed to enhance the operating efficiencies and competitive position of its customers and suppliers. The Company benefits from a diverse customer base that includes hospitals and managed care facilities (46%), independent community pharmacies including retail drug stores, nursing homes and clinics (34%) and chain drug stores including pharmacy departments of supermarkets and mass merchandisers (20%).

     Over the past five years, AmeriSource has achieved significant growth in revenues and adjusted operating income. The Company's revenues have increased from $2.6 billion in fiscal 1990 to $4.3 billion in fiscal 1994, a compound annual growth rate of 13.8%, while adjusted operating income increased from $43.8 million in fiscal 1990 to $86.1 million in fiscal 1994, a compound annual growth rate of 18.4%. The Company's growth is primarily the result of market share gains in existing markets, geographic expansion and overall industry growth.

BUSINESS STRATEGY

     Over the past five years, AmeriSource has significantly expanded its national presence as a leading, innovative wholesale distributor of pharmaceutical products and related health care services. The Company believes it is well-positioned to continue its growth and increase profitability through the execution of the following key elements of its operating strategy:

- - Expanding into New Geographic Markets. The Company believes that there are substantial opportunities to grow by expanding into new geographic areas through opening new distribution facilities and making selective, complementary acquisitions. During the past 15 months, the Company has opened three new distribution facilities. In October 1993, the Company opened a facility in Dallas, Texas, and in November 1994, the Company opened two additional facilities in Portland, Oregon and Springfield, Massachusetts. Each of these new facilities began operations with an existing customer base in its regional marketplace, providing for profitable operations (on an operating income basis) almost immediately upon opening. In addition, the Company believes that as industry consolidation pressures continue, opportunities will arise to selectively acquire local and regional drug wholesale companies facilitating expansion into new geographic areas and enhancement of its competitive position in existing markets. Prior to the Acquisition in 1988, AmeriSource's current management team completed 18 acquisitions over a 10-year period. The completion of the Offering and the Refinancing will significantly increase the Company's financial flexibility, including its ability to pursue acquisitions.

- - Increasing Market Share in Existing Markets. The Company believes that it is well positioned to continue to grow in its existing markets by: (i) providing superior distribution services and specialty value-added programs which reduce its customers' cost of operations; (ii) maintaining its low cost operating structure to ensure that the Company's services are priced competitively in the marketplace; (iii) continuing to focus on the higher growth hospital and managed care market segment through the use of dedicated facilities and advanced information systems; and (iv) maintaining its decentralized operating structure to respond to customers' needs more quickly and efficiently and to ensure the continued development of local and regional management talent.
  These factors have allowed AmeriSource to compete effectively in the marketplace, generate above-average industry sales growth over the last three years and develop new types of customers, such as the federal government. For example, over the past two years the Company has been awarded contracts to provide pharmaceuticals to approximately 80% of the Veteran's Administration's hospital facilities nationwide. In addition, the Company continues to grow with its existing customers. In January 1995, the Company was selected by VHA Inc., one of the nation's largest healthcare providers, as one of its three preferred providers.

- - Continuing Growth of Specialty Services. The Company works closely with both customers and suppliers to develop an extensive range of specialty services.
  In addition to enhancing the Company's profitability, these services increase customer loyalty and strengthen the Company's overall role in the healthcare distribution channel. These services include:

          -- ECHO(TM), the Company's proprietary software system, provides sophisticated ordering and inventory management assistance to its hospital and retail customers. In addition to facilitating the primary supply arrangement between the Company and its customers, ECHO(TM) enables the Company's customers to reduce their costs through ordering more efficiently, selecting from best price alternatives and maintaining formulary compliance. Since ECHO(TM)'s introduction in early fiscal 1991, the Company has installed approximately 2,000 systems nationwide, 600 of which were installed in fiscal 1994, and believes that its installed base of systems is one of the largest in the wholesale drug industry.

          -- Family Pharmacy(TM) enables small chain and independent community pharmacies to compete more effectively through: (i) innovative advertising, marketing and promotional campaigns; (ii) value-added merchandising programs including private label product lines; and
             (iii) enhanced access to pharmaceutical benefit programs of large health care groups, including third party payor programs. Family Pharmacy(R) has grown dramatically in recent years, adding over 550 new member-stores in fiscal 1994. As of December 31, 1994 Family Pharmacy(R)'s 1,861 member-stores in effect constitute one of the largest drugstore chains in the United States.

          -- The Company's Income Rx(R) program provides an integral value-added service to its hospital and retail pharmacist customers by continually reviewing the marketplace for generic products that offer the best price, quality and availability. With the increasing importance of generic pharmaceuticals this program represents a significant opportunity for growth and profitability. Revenues attributable to AmeriSource's sale of generic and multi-source pharmaceuticals have increased to approximately $250 million today, more than twice what they were in fiscal 1992.

          -- AmeriSource operates a pharmaceutical repackaging business that markets products through its Income RePax(R) program. Repackaging pharmaceuticals from bulk quantities into smaller units provides the Company's customers with lower product, inventory and dispensing (labor) costs.

          -- The Company's Health Services Plus subsidiary distributes oncology and other specialty products to clinics and physician groups on a national basis. Rita Ann Distributors markets cosmetics and fragrances to chain drugstores and independent retail customers.

- - Maintain Low Cost Operating Structure. AmeriSource has the lowest operating cost structure among its four major national competitors. Over the past six years, the Company has significantly reduced operating expenses and investment in net working capital as a percentage of revenues. Specifically, the Company has reduced its selling and administrative expenses as a percentage of revenues from 5.36% in fiscal 1988 to 3.31% in fiscal 1994. In addition, the Company continues to achieve productivity and operating income gains from continued investments in advanced management information systems, warehouse automation technology, and from operating leverage due to above industry average volume per facility. In fiscal 1994, the Company's average revenue per facility was $287 million compared to a calendar 1993 industry average of $175 million. The addition of two new facilities in November 1994 was accomplished with minimal incremental investment in corporate overhead. As these facilities continue to expand in their regional markets, the Company believes that its growth and profitability will be further enhanced.

INDUSTRY OVERVIEW

     The Company has benefited from the significant growth of the full-service drug wholesale industry in the United States. Industry sales grew from $30 billion in 1990 to an estimated $53 billion in 1994. The factors contributing to this growth, and the sources of future growth for the industry, include (i) an aging population, (ii) the introduction of new pharmaceuticals, (iii) the increased use of outpatient drug therapies, (iv) a higher concentration of distribution through wholesalers by both manufacturers and customers, and (v) rising pharmaceutical prices.

     Aging Population. The number of individuals over age 65 in the United States has grown 23% from approximately 26 million in 1980 to approximately 32 million in 1990 and is projected to increase an additional 9% to more than 35 million by the year 2000. This age group suffers from a greater incidence of chronic illnesses and disabilities than the rest of the population and is estimated to account for approximately two-thirds of total health care expenditures in the United States.

     Introduction of New Pharmaceuticals. Traditional research and development as well as the advent of new research and production methods, such as biotechnology, continue to generate new compounds that are more effective in treating diseases. These compounds have been responsible for significant increases in pharmaceutical sales. The Company believes that ongoing research and development expenditures by the leading pharmaceutical manufacturers will contribute to continued growth of the industry.

     Cost Containment Efforts. In response to rising health care costs, governmental and private payors have adopted cost containment measures that encourage the use of efficient drug therapies to prevent or treat diseases. While national attention has been focused on the overall increase in aggregate health care costs, the Company believes drug therapy has had a beneficial impact on overall health care costs by reducing expensive surgeries and prolonged hospital stays. Pharmaceuticals currently account for less than 9% of overall healthcare costs, and manufacturers' emphasis on research and development is expected to continue the introduction of cost effective drug therapies.

     Higher Concentration of Distribution Through Wholesalers. Over the past decade, manufacturers of pharmaceuticals have significantly increased the distribution of their products through wholesalers as the cost and complexity of maintaining inventories and arranging for delivery of pharmaceutical products has risen. Drug wholesalers offer their customers and suppliers more efficient distribution and inventory management. As a result, from 1980 to 1994, the percentage of total pharmaceutical sales through wholesale drug distributors increased from approximately 57% to approximately 78%. Order processing, inventory management and product delivery by wholesale drug distributors allows manufacturers to allocate their resources to research and development, manufacturing and marketing their products. Customers have benefitted from this shift by having a single source of supply for a full line of pharmaceutical products as well as lower inventory costs, more timely and efficient delivery, and improved purchasing and inventory information. In addition, customers have also benefitted from the range of value-added programs developed by wholesale drug distributors that are targeted to the specific needs of these customers, which, in turn, reduced their costs and increased their operating efficiencies.

     Pharmaceutical Price Increases By Drug Manufacturers. The Company believes that pharmaceutical price increases by manufacturers will equal or exceed the overall Consumer Price Index. The Company believes that this increase will be due in large part to the relatively inelastic demand in the face of higher prices charged for patented drugs as manufacturers have attempted to recoup costs associated with the development, clinical testing and Food and Drug Administration ("FDA") approval of new products.

     At the same time that sales through the wholesale drug industry have grown, the number of pharmaceutical wholesalers in the United States has decreased 37%, from 139 at the end of 1980 to approximately 55 as of December 31, 1994. In addition, as a result of this concentration, it is estimated that the top ten wholesalers in 1993 distributed approximately 88% of the industry's annual volume. Industry analysts expect this consolidation trend to continue during the 1990s, with the industry's largest companies increasing their percentage of total industry sales.

OPERATIONS

     Decentralized Structure. The Company believes that operating economies of scale exist principally at the distribution facility level. Beginning in fiscal 1989, the Company undertook an extensive consolidation program, which closed 17 of the 31 facilities open on October 1, 1988. During the course of this consolidation program, the Company continued to significantly increase its revenues in each fiscal year. During fiscal 1994, the Company's average revenue per facility was approximately $287 million, compared to the calendar 1993 industry average of $175 million. Five AmeriSource facilities each have annual volume of over $400 million and an additional seven facilities each have annual volume in excess of $175 million, which provides the Company with continued opportunities for significant leverage of fixed overhead and other costs.

     To expand into new geographic markets, AmeriSource opened three new facilities during the past 15 months, and currently operates 16 drug wholesale distribution facilities and one specialty products distribution facility, organized into six regions across the United States. Several operating units of the Company have over 100 years of history in the business and are among the nation's first drug distribution businesses. Unlike its more centralized competitors, the Company is structured as an organization of locally managed profit centers. Management of each operating unit has fiscal responsibility for its unit, and each operating unit has an established executive, sales and operations staff. The operating unit's results, including earnings and asset management goals, have a direct impact on management compensation. The operating units utilize the Company's corporate staff for marketing, financial, legal and executive management resources and corporate coordination of asset and working capital management.

     Customers and Markets. AmeriSource currently services over 16,000 customers nationwide. The Company benefits from a diverse customer base that includes hospitals and managed care facilities (46%), independent community pharmacies including retail drug stores, nursing homes and clinics (34%) and chain drug stores including pharmacy departments of supermarkets and mass merchandisers (20%). The Company offers a broad range of services designed to enhance the operating efficiencies and competitive position of its customers and manufacturers. In addition, AmeriSource is typically the primary source of supply for its customers, delivering on a daily basis. The table below summarizes how the Company's customer sales mix has changed over the last five fiscal years.

                                                       FISCAL YEAR ENDED SEPTEMBER 30,
                               --------------------------------------------------------------------------------
                                   1990             1991             1992             1993             1994
                                                            (DOLLARS IN MILLIONS)
Hospitals and Managed Care
  Facilities.................  $  844    33%    $1,001    35%    $1,253    38%    $1,554    42%    $1,968    46%
Independents.................   1,108    43%     1,203    43%     1,356    41%     1,397    37%     1,450    34%
Chains.......................     612    24%       623    22%       721    21%       768    21%       884    20%
                               ------   ---     ------   ---     ------   ---     ------   ---     ------   ---
    Total....................  $2,564   100%    $2,827   100%    $3,330   100%    $3,719   100%    $4,302   100%
                               ======   ===     ======   ===     ======   ===     ======   ===     ======   ===

     No single customer represented more than 4% of the Company's total revenues during fiscal 1994 other than the federal government which, in the aggregate, accounted for approximately 10%. Excluding the federal government, the Company's top ten customers represented approximately 15% of total revenues during fiscal 1994. The Company believes it is less dependent on any single customer than its four largest competitors. A profile of each customer segment follows:

     - Hospitals and Managed Care Facilities. AmeriSource is one of the nation's top three distributors in serving the hospital and managed care market segment, which is currently the fastest growing customer segment in the industry. Because hospitals and managed care facilities purchase large volumes of high priced, easily handled pharmaceuticals, the Company benefits from quick turnover of both inventory and receivables and lower than average operating expenses. The Company intends to continue to focus on the higher growth hospital and managed care market segment through the use of dedicated facilities and advanced information systems such as ECHO(TM). As a percentage of total revenues, sales to hospitals and managed care facilities increased from 33% in fiscal 1990 to 46% in fiscal 1994, and have grown at a compound rate of 24.3% over this period.

     - Independents. Independent community pharmacy owners represent the largest segment of the industry and provide the greatest opportunity for the Company's value-added services. The Company currently has approximately 7,000 independent customers. The Company's sales to independent customers have risen at a compound rate of 7.7% over the five-year period from fiscal 1990 through fiscal 1994 due to the general growth of this customer segment and to the success of the Company's customized marketing and merchandising programs, such as its Family Pharmacy(R) program.

     - Chains. This category includes chain drug stores, including pharmacy departments of supermarkets and mass merchandisers. The Company's sales to chains have risen at a compound rate of 10.9% over the five-year period from fiscal 1990 through fiscal 1994. This growth rate reflects the results from the Company entering into new contracts with several drug store chains, offset by the discontinuance in 1990 and 1991 of certain chain accounts, at the Company's election, because of their minimal profit contribution. The Company targets the smaller regional chain business for which the Company can provide higher margin, value-added services.

     Products and Services. AmeriSource provides services that improve the operating efficiencies of both its customers and suppliers. In addition, the Company is typically the primary source of product for its customers, delivering on a daily basis. The Company continually enhances its services and packages these services into programs designed to address the special needs of its various customer segments. These programs include a variety of management, merchandising and information processing services and programs, that enable customers to increase sales, reduce costs and compete more effectively. The Company believes that its broad range of customized services assists in attracting new customers and developing customer loyalty.

     In fiscal 1991, the Company introduced ECHO(TM), a proprietary software system that provides ordering and inventory management assistance for pharmaceutical products. The ECHO(TM) system is an interactive computerized method for reviewing pricing history, placing orders and tracing purchasing effectiveness. By creating a master file for each customer, the system automatically updates pricing data, monitors contract compliance, provides generic and therapeutic equivalent alternative purchase information and suggests order quantity information based on the customer's historical purchasing levels. As a result of its success and fast growth among its hospital and managed care customers, the Company has recently introduced ECHO(TM) to certain of its retail customers with the goal of increasing the competitiveness and reducing the costs of its retail pharmacy customers. Since ECHO(TM)'s introduction, the Company has installed approximately 2,000 systems nationwide, 600 of which were installed in fiscal 1994. The Company believes its installed base of systems is one of the largest in the wholesale drug industry.

     The Family Pharmacy(R) program, another of the Company's customized services, enables small chain and independent community pharmacies to compete more effectively. These services include merchandising and pricing information, shelf labels and plan-o-grams, readily identifiable logos, signs and store decor, store operations manuals, advertising and promotional campaigns, and monthly newsletters. The Company also distributes private label vitamins and health and beauty aids under the Family Pharmacy(R) label, which provides higher profit margins both to the Company and the retailer. In addition, the Company negotiates with large health care groups, including third party payors, on behalf of member-stores for delivery of pharmaceutical benefit programs. The Family Pharmacy(R) program, initiated in 1982, had 1,169 member-stores as of December 31, 1991 and has increased its membership to 1,861 member-stores as of December 31, 1994. The combined member-stores of the Family Pharmacy(R) program in effect would constitute one of the largest drug chains in the United States.

     The Company's Income Rx(R) generic program provides an integral value-added service to its hospital and retail pharmacist customers by continually reviewing the marketplace for generic products that offer the best price, quality and availability. As with the industry, the Company has significantly increased sales of generic and multi-source pharmaceuticals over the past five years. Revenues attributable to the sale of generic and multi-source pharmaceuticals have increased to approximately $200 million today, more than twice what they were in fiscal 1992. These products generate higher gross profit margins for wholesalers than branded pharmaceuticals. The Company estimates that industry sales of these products will double by 1996 due to the number of brands losing patent protection as well as third party payors' continued emphasis on cost containment. With the increasing importance of generic pharmaceuticals, the Income Rx(R) program represents a significant opportunity for growth and profitability.

     For all customer segments, the Company offers its Income RePax(R) program. Through the Income RePax(R) program, the Company purchases bulk quantities of certain pharmaceuticals and repackages them into smaller units, which enables pharmacists to sell pharmaceuticals at prices competitive with those of national drug chain operations. The Company's repackaging facility, located in Louisville, Kentucky, is licensed by the FDA and maintains rigid quality control standards. The Company also operates Health Services Plus, which is a distributor of oncology and other special purpose products to clinics and alternate site businesses on a national basis, and Rita Ann Distributors, which is a distributor of cosmetics and fragrances to the Company's chain drugstore and other retail customers.

     Suppliers. AmeriSource purchases pharmaceutical and other products from a number of manufacturers, none of which account for more than approximately 7% of its purchases. The five largest suppliers in fiscal 1994 accounted for approximately 27% of total purchases. Historically, the Company has not experienced difficulty in purchasing desired products from suppliers. The Company has agreements with many of its suppliers which generally require the Company to maintain an adequate quantity of a supplier's products in inventory. The majority of contracts with suppliers are terminable upon 30 days notice by either party. While each of the Company's operating units on average carries a broad range of items from approximately 800 suppliers, purchases are concentrated among the top 25 manufacturers and about 250 items (SKUs). It is estimated that products from these 25 manufacturers account for approximately half the total annual sales volume of the Company. The Company believes that its relationships with its suppliers are good.

     Management Information Systems. The Company has continually invested in advanced management information systems and automated warehouse technology. For example, in fiscal 1994, AmeriSource introduced its BOSS warehouse automation system, a paperless warehouse production program customized to AmeriSource's unique requirements. Under the BOSS system, merchandise is received, placed in inventory, retrieved and shipped utilizing customized radio frequency equipment. The Company's management information systems also provide for, among other things, electronic order entry by customers, invoice preparation and purchasing and inventory tracking. As a result of electronic order entry, the costs of receiving and processing orders have not increased as rapidly as sales volume. The Company's customized systems strengthen customer relationships by allowing the customer to lower its operating costs and by providing the basis for a number of the value-added services the Company provides to its customers, including marketing data, inventory replenishment, single-source billing, computer price updates and price labels. AmeriSource believes that its management information systems are capable of serving its needs for the foreseeable future.

COMPETITION

     The Company engages in the wholesale distribution of pharmaceuticals, health and beauty aids and other products in a highly competitive environment. The Company competes with numerous national and regional distributors, some of which are larger and have substantially greater financial resources than the Company. The Company's national competitors include McKesson Corporation, Bergen Brunswig Corporation, Cardinal Health, Inc. and FoxMeyer Health Corporation. In addition, the Company competes with local distributors, direct-selling manufacturers and other specialty distributors. Competitive factors include price, service and delivery, credit terms, breadth of product line, customer support and marketing programs. There can be no assurance that the Company will not encounter increased competition in the future that could adversely affect the Company's business. The drug wholesale industry continues to undergo significant consolidation, with the number of wholesalers in the continental United States down from 139 at the end of 1980 to approximately 55 as of December 31, 1994.

PROPERTIES

     As of December 31, 1994, the Company conducted its business from office and operating unit facilities at 26 locations throughout the United States. In the aggregate, AmeriSource's operating units occupy approximately 1.5 million square feet of office and warehouse space, of which approximately 754,000 square feet is owned and the balance is leased under lease agreements with expiration dates ranging from 1995 to 2009. The Company's 16 drug distribution facilities range in size from approximately 43,600 square feet to 151,000 square feet. Leased facilities are located in the following states: Kentucky, Massachusetts, Minnesota, New Jersey, Ohio, Oregon, Pennsylvania, Tennessee and Texas. Owned facilities are located in the following states: Georgia, Indiana, Kentucky, Maryland, Missouri, Ohio, Pennsylvania, Tennessee and Virginia. The Company utilizes a fleet of owned and leased cars and trucks, as well as contract carriers to deliver its products. The Company believes that its properties are adequate to serve the Company's current and anticipated needs without making capital expenditures materially higher than historical levels.

EMPLOYEES

     As of December 31, 1994, the Company employed approximately 2,400 persons, of which approximately 2,180 were full-time employees. Approximately 11% of full and part-time employees are covered by collective bargaining agreements. The Company believes that its relationship with its employees is good.

REGULATORY MATTERS

     The United States Drug Enforcement Administration, the FDA and various state boards of pharmacy regulate the distribution of pharmaceutical products and controlled substances, requiring wholesale distributors of these substances to register for permits and to meet various security and operating standards. As a wholesale distributor of pharmaceuticals and certain medical/surgical products and as a repackager of certain pharmaceutical products, the Company is subject to these regulations. The Company has received all necessary regulatory approvals and believes that it is in substantial compliance with all applicable wholesale distribution requirements.

     The Company's former Charleston, South Carolina distribution center was previously owned by a fertilizer manufacturer. There is evidence of residual soil contamination remaining from the fertilizer manufacturing process operated on that site over thirty years ago. The Company engaged an environmental consulting firm to conduct a soil survey and initiated a groundwater study during fiscal 1994. The preliminary results of the groundwater study indicate that there is lead in the groundwater at levels requiring further investigation and response. A preliminary engineering analysis was prepared by outside consultants and indicated that if both soil and groundwater remediation are required, the most likely cost of remediation efforts at the Charleston site is estimated to be $4.1 million. Accordingly, a liability of $4.1 million was recorded during fiscal 1994 to cover future consulting, legal and remediation and ongoing monitoring costs. The Company has notified the appropriate state regulatory agency from whom approval must be received before proceeding with any further tests or with the actual site remediation. The approval process and remediation could take several years to accomplish and the actual costs may differ from the liability that has been recorded. The accrued liability, which is reflected in other long-term liabilities on the Company's consolidated balance sheet, is based on an estimate of the extent of contamination and choice of remedy, existing technology and presently enacted laws and regulations. However, changes in remediation standards, improvements in cleanup technology and discovery of additional information concerning the site could affect the estimated liability in the future. The Company is investigating the possibility of asserting claims against responsible parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time, although the Company intends to vigorously enforce its rights and remedies.

LEGAL PROCEEDINGS

     In November 1993, the Company was named a defendant, along with six other wholesale distributors and twenty-four pharmaceutical manufacturers, in fourteen civil actions filed by independent retail pharmacies in the United States District Court for the Southern District of New York. Plaintiffs seek to establish these lawsuits and over thirty-four others (to which the Company is not a party) filed by other pharmacies as class actions. In essence, these lawsuits all claim that the manufacturer and wholesaler defendants have combined, contracted and conspired to fix the prices charged to plaintiffs and class members for prescription brand name pharmaceuticals. Specifically, plaintiffs claim that the defendants use "chargeback agreements" to give some institutional pharmacies discounts that are not made available to retail drug stores. Plaintiffs seek injunctive relief, treble damages, attorneys' fees and costs. These actions have been transferred to the United States District Court for the Northern District of Illinois for consolidated and coordinated pretrial proceedings. Effective October 26, 1994, the Company entered into a Judgment Sharing Agreement with other wholesaler and pharmaceutical manufacturer defendants. Under the Judgment Sharing Agreement: (a) the manufacturer defendants agreed to reimburse the wholesaler defendants for litigation costs incurred, up to an aggregate of $9 million; and (b) if a judgment is entered into against both manufacturers and wholesalers, the total exposure for joint and several liability of the Company is limited to the lesser of 1% of such judgment or $1 million. In addition, the Company has released any claims that it might have had against the manufacturers for the claims presented by the plaintiffs in these lawsuits. The Judgment Sharing Agreement covers the federal court litigation as well as the cases which have been filed in various state courts. The Company believes it has meritorious defenses to the claims asserted in these lawsuits and intends to vigorously defend itself in all of these cases.

     The Company has been named as a defendant in a lawsuit based upon alleged injuries and deaths attributable to the product L-Tryptophan. The Company did not manufacture L-Tryptophan; however, prior to an FDA recall, the Company did distribute products containing L-Tryptophan obtained from several of its vendors. The Company believes that it is entitled to full indemnification by its suppliers and the manufacturer of L-Tryptophan with respect to this lawsuit and any other lawsuits involving L-Tryptophan in which the Company may be named in the future. To date, the indemnity to the Company in similar suits has not been in dispute, and the Company believes it is unlikely it will incur any loss as a result of such lawsuits. The Company further believes that its insurance coverage and supplier endorsements are adequate to cover any losses should they occur.

     The Company has received notices from the Internal Revenue Service asserting deficiencies in federal corporate income taxes for the Company's taxable years 1987 through 1991. The notices indicate an aggregate increase in net taxable income for these years of approximately $24 million and relate principally to the deductibility of costs incurred with respect to the Acquisition. The Company has analyzed these matters with tax counsel and believes it has meritorious defenses to the deficiencies asserted by the Internal Revenue Service. The Company will contest the asserted deficiencies through the administrative appeals process and, if necessary, litigation. The Company believes that any amounts assessed will not have a material effect on the financial condition of the Company.

     The Company is a party to various lawsuits arising in the ordinary course of business. The Company, however, does not believe that the outcome of these lawsuits, individually or in the aggregate, will have a material adverse effect on its business or financial condition.

                                   MANAGEMENT

DIRECTORS AND OFFICERS OF THE REGISTRANT

     The following table sets forth information concerning the directors and officers of the Company.

               NAME                 AGE                             TITLE
John F. McNamara(1)(2)............  59    Chairman, President and Chief Executive Officer
David M. Flowers..................  47    Group President -- Eastern Region
R. David Yost.....................  47    Group President -- Central Region
Kurt J. Hilzinger.................  34    Vice President, Chief Financial Officer and Treasurer
Teresa T. Ciccotelli..............  43    Vice President, Legal Counsel and Secretary
Robert D. Gregory.................  65    Vice President, Human Resources and Assistant Secretary
John A. Kurcik....................  42    Vice President, Controller and Assistant Treasurer
Robert E. McHugh..................  53    Vice President, Marketing
J. Michael McNamara...............  38    Senior Vice President, Sales
Bruce C. Bruckmann................  41    Director
Michael A. Delaney(1).............  40    Director
Richard C. Gozon(3)...............  56    Director
Lawrence C. Karlson(2)............  51    Director
George H. Strong(3)...............  68    Director
James A. Urry(1)..................  41    Director
Barton J. Winokur(1)..............  54    Director

- ---------------
(1) Member of Compensation Committee.
(2) Member of Acquisition Committee.
(3) Member of Audit Committee.

     John F. McNamara. Mr. McNamara has been Chairman, President and Chief Executive Officer of the Company and AmeriSource since 1989 and has been President of AmeriSource since 1987. Prior to holding these positions, he was Chief Operating Officer of AmeriSource from 1986 to 1989 and Executive Vice President of AmeriSource from 1985 to 1987. He also served as Chairman, from 1986 to 1990, and President, from 1981 to 1986, of the Kauffman-Lattimer division of AmeriSource. Mr. McNamara served on the executive committee of the National Wholesale Druggists' Association from 1991 through 1994 and served as its chairman of the board from November 1993 to November 1994.

     David M. Flowers. Mr. Flowers has been Group President of the Eastern Region since 1989. Prior to that he was President of the AmeriSource Southeast Region from 1988 to 1989 and President of the Duff Brothers Division of AmeriSource from 1984 to 1987.

     R. David Yost. Mr. Yost has been Group President of the Central Region since 1989. Before serving in these positions he was President, from 1986 to 1989, and Executive Vice President and General Manager, from 1984 to 1986, of the Kauffman-Lattimer Division of AmeriSource.

     Kurt J. Hilzinger. Mr. Hilzinger has served as Vice President, Chief Financial Officer and Treasurer since January 1995. Prior to that, he served as Vice President, Finance and Treasurer since October 1993, and as Vice President, Financial Planning since March 1991. Before joining the Company, he was a Vice President in the Corporate Advisory Division of Citicorp from 1986 to 1991.

     Teresa T. Ciccotelli. Ms. Ciccotelli has served as Vice President, Legal Counsel and Secretary since 1989. Prior to that, from 1985 to 1989, she was an attorney with Alco Standard Corporation.

     Robert D. Gregory. Mr. Gregory has been Vice President, Human Resources and Assistant Secretary of the Company since 1989 and Vice President, Human Resources of AmeriSource since 1986. Prior to that, from 1984 to 1986, he served as Manager, Employee Relations for Alco Standard Corporation.

     John A. Kurcik. Mr. Kurcik has been Vice President, Controller and Assistant Treasurer of the Company since 1989. Mr. Kurcik was Controller, from 1987, and Director of Accounting, from 1985 to 1987, of AmeriSource.

     Robert E. McHugh. Mr. McHugh joined the Company as Vice President, Marketing in August 1991. Prior to that he was President of J.E. Goold from 1990 to 1991 and Vice President, Industry Affairs of the National Wholesale Druggists' Association from 1983 to 1990.

     J. Michael McNamara. Mr. McNamara has served as Senior Vice President-Sales of the Company since November 1994. Previously, he served as Regional Vice President of the West Central Region of AmeriSource since April 1991. Prior to that he was Vice President, Sales and Marketing of the Company from 1990 to 1991, Vice President and General Manager of the Toledo Division of AmeriSource from 1988 to 1990, and Director of Marketing of the Columbus Division of AmeriSource from 1984 to 1988.

     Bruce C. Bruckmann. Mr. Bruckmann has been a director since August 1992. Mr. Bruckmann previously was a director of the Company since 1989 and of AmeriSource since 1988. Mr. Bruckmann resigned as a director of both companies in December 1991. Mr. Bruckmann is a Managing Director of Citicorp Venture Capital Ltd. and of Court Square Capital Limited and Chairman of the Board of Polyfibron Technologies, Inc. He serves as a director of Chromcraft Revington, Inc., Cort Furniture Rental Corporation, New Cort Holdings Corporation, Mohawk Industries, Inc., Hancor Holding Corp., Triumph Group, Inc., Fair Markets, Inc., FF Holdings Corporation and Farm Fresh, Inc.

     Michael A. Delaney. Mr. Delaney has been a director since January 1995. Mr. Delaney has been a Vice President of Citicorp Venture Capital Ltd. since 1989. From 1986 through 1989 he was Vice President of Citicorp Mergers and Acquisitions, an affiliate of VPI. Mr. Delaney is also a director of Sybron Chemicals, Inc.

     Richard C. Gozon. Mr. Gozon was elected to the board of directors in 1994. Mr. Gozon is Executive Vice President of Weyerhaeuser Company and serves as a director of UGI Corp., Triumph Group, Inc. and Nocopi Technologies.

     Lawrence C. Karlson. Mr. Karlson was elected to the board of directors in 1994. Mr. Karlson is Chairman of Karlson Corporation and serves as a director of Meridian Bank Corp. and CDI Corporation.

     George H. Strong. Mr. Strong was elected to the board of directors in 1994. Mr. Strong is a private investor and serves as a director of Corefunds, Health South Corp. and Integrated HealthCorp.

     James A. Urry. Mr. Urry has been a director since January 1995. Mr. Urry has been with Citibank, N.A. since 1981, serving as a Vice President since 1986. He has been a Vice President of Citicorp Venture Capital Ltd. since 1989. He is also a director of York International Corp., Cort Furniture Rental Corporation and New Cort Holdings Corporation.

     Barton J. Winokur. Mr. Winokur has been a director since 1990. Mr. Winokur is a partner of Dechert Price & Rhoads and serves as a director of CDI Corporation, FF Holdings Corporation, Farm Fresh, Inc., Davco Restaurants, Inc. and The Bibb Company.

     The directors were appointed to the board of the Company to serve until their successors are elected and qualified. Each director is a citizen of the United States. Officers are elected annually by the Board of Directors to serve for the ensuing year and until their respective successors are elected. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was elected an officer. J. Michael McNamara, Senior Vice President-Sales, is the son of John F. McNamara, Chairman, President and Chief Executive Officer of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth, for fiscal years ending September 30, 1992, 1993 and 1994, certain information regarding the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to each of the executive officers of the Company, in all capacities in which they served:

                                                                     OTHER ANNUAL         ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR      SALARY      BONUS(1)     COMPENSATION      COMPENSATION(2)
John F. McNamara................   1994    $396,609     $200,000           --               $8,468(3)
  Chairman, President and          1993     380,340      150,000          110                7,434(3)
  Chief Executive Officer          1992     340,340      185,000           --                   --
David M. Flowers................   1994    $169,430     $100,000           --               $8,822(4)
  Group President -- Eastern       1993     159,980       75,000           --                8,428(4)
  Region                           1992     149,480       65,000           --                   --
R. David Yost...................   1994    $179,790     $100,000           --               $8,704(5)
  Group President -- Central       1993     170,340       75,000           --                9,079(5)
  Region                           1992     156,840       75,000           --                   --
Kurt J. Hilzinger...............   1994    $137,833     $ 65,000           --               $  985(6)
  Vice President, Chief            1993     124,000       50,000           --                   --
  Financial Officer                1992      99,810       20,000           --                   --
  and Treasurer

- ---------------
(1) The amounts shown consist of cash bonuses earned in the fiscal year identified but paid in the subsequent fiscal year.

(2) In accordance with SEC provisions, amounts of All Other Compensation are excluded for the Company's 1992 fiscal year.

(3) "All Other Compensation" for Mr. McNamara in 1994 and 1993 respectively includes the following: (i) $967 and $782 in club dues, (ii) $1,450 and $1,200 in tax return preparation fees, (iii) $4,497 and $5,237 in contributions under the Company's Employee Investment Plan, (iv) for fiscal 1994, $1,554 for spousal travel expenses and (v) for fiscal 1993, $215 in miscellaneous items.

(4) "All Other Compensation" for Mr. Flowers in 1994 and 1993 respectively includes the following: (i) $4,175 and $3,191 in club dues, (ii) for fiscal 1994, $150 for spousal travel expenses, and (iii) $4,497 and $5,237 in contributions under the Company's Employee Investment Plan.

(5) "All Other Compensation" for Mr. Yost in 1994 and 1993 respectively includes the following: (i) $2,311 and $1,692 in club dues, (ii) $1,850 and $2,150 in tax return preparation fees, (iii) for fiscal 1994, $46 for spousal travel expenses, and (iv) $4,497 and $5,237 in contributions under the Company's Employee Investment Plan.

(6) "All Other Compensation" for Mr. Hilzinger in 1994 includes $985 in contributions under the Company's Employee Investment Plans.

     Any outside director of the Company is paid an annual fee of $12,000 for service as a director of the Company, plus an additional fee of $1,000 for attendance at each meeting of the board of directors in excess of four annually and $500 per telephonic meeting of the board of directors. There are no fees paid for attendance at committee meetings. Certain outside directors of the Company may also be entitled to receive stock options for Common Stock pursuant to the AmeriSource Non-Employee Directors Stock Option Plan ("Directors Plan"). See "-- Stock Options."

STOCK OPTIONS

     Stock Purchase Plan. As of October 31, 1989, the Company adopted the Purchase Plan to enable certain members of its management (the "Management Investors") to participate in the equity ownership of the Company. The Management Investors include Messrs. Flowers, John McNamara and Yost, other current officers of the Company and additional members of management of the Company and its subsidiaries. The securities of the Company subject to the Purchase Plan originally included (a) up to 2,212,500 shares of the Company's Common Stock and (b) $750,000 aggregate principal amount of the Company's 19 1/2% Junior Subordinated Debentures due 2001 (the "Junior Subordinated Debentures").

     The Management Investors have been subject to restrictions on the sale or transfer of their Common Stock. Before January 1, 1994, a Management Investor could not transfer his or her securities except with the consent of the Company or in connection with specified events, such as the sale of the Company. If a Management Investor's employment with the Company was terminated, the Company had the right to repurchase the Common Stock owned or subject to options. VPI is required, under certain circumstances, to allow the Management Investors to participate if it proposes to sell shares of the Company's common stock.

     As of September 30, 1994, Management Investors had purchased 227,150 shares of Common Stock and held options to purchase 1,531,603 shares of Common Stock pursuant to the Purchase Plan. Of the 1,531,603 shares subject to options, 343,269 shares will be repurchased from VPI by the Company for $1.00 per share before being issued pursuant to such options. No further awards will be granted under the Purchase Plan.

     By the terms of the Purchase Plan, the options issued under the Purchase Plan will expire 90 days after the closing of the Offering. Accordingly, the Company expects all such options will be exercised during such time period. Upon exercise of the Purchase Plan options, the holders will be subject to withholding tax liability based upon the difference between the exercise price and the estimated fair market value of the Common Stock at the time of exercise. In lieu of selling shares of Common Stock to satisfy their withholding requirement, certain members of AmeriSource's management intend to obtain margin loans secured by substantially all of their respective shares of Common Stock from Smith Barney Inc. and DLJ. See "Shares Eligible for Future Sale."

     Partners Plan. On December 11, 1990, the Company adopted its Partners Stock Option Plan (the "Partners Plan") to enable employees of the Company other than the Management Investors to participate in the equity ownership of the Company. An aggregate of 776,316 shares of Common Stock was originally available under the Partners Plan. On March 2, 1991, options ("Partners Options") for an aggregate of 368,160 shares of Common Stock were granted to 39 optionees, each of whom received options for 9,440 shares. As of September 30, 1994, there were 339,840 shares subject to options under the Partners Plan held by 36 optionees. Each Partners Option became 100% exercisable on September 30, 1994 at an exercise price of $0.34 per share and each was exercised by December 31, 1994. Upon exercise, the holder must hold the Common Stock so acquired for two years. Certain exceptions to the holding period may be granted in the event of the sale of the Company, the death of the optionee, or a public offering. No further awards will be granted under the Partners Plan. Upon exercise of the Partners Plan options, the holders were subject to tax liability based upon the difference between the exercise price and the estimated fair market value for private sales of the Common Stock. To assist holders of Partners Options with such tax liability, the Company offered to repurchase from such option holders up to 35% of their shares of Common Stock obtained through exercise of their options, and did repurchase 112,929 shares at the estimated fair market price for private sales of the Common Stock.

     1991 Stock Option Plan. The Company's 1991 Option Plan, which was adopted by the Board of Directors on February 19, 1992 and approved by the stockholders on April 7, 1992, provides for the granting of non-qualified stock options to acquire up to an aggregate of 1,069,375 shares of Common Stock to the Management Investors and certain other members of the Company's management.

     The options once granted to the recipient are not subject to forfeiture and have an exercise price of $0.34 per share and were exercisable at a rate of 50% per year on each of January 1, 1993 and January 1, 1994. The options granted, which represent the shares unallocated under the Purchase Plan and options never granted under a performance stock option plan originally announced by the Company in 1989, reflect achievements in operating performance through fiscal 1991. Of the shares subject to options, 995,625 shares will be repurchased from VPI by the Company for $0.34 per share pursuant to a prior agreement. As of September 30, 1994, there were 1,039,875 shares of Common Stock subject to options under the 1991 Option Plan.

     Options granted to employees must be exercised by the earlier of November 3, 1999, the date the Company is sold or 90 days after the date of a public offering. Employees whose employment terminates for reasons other than death, disability or retirement must hold the shares acquired upon exercise for a period of three years. The 1991 Option Plan permits, with the consent of the administering committee and if permitted by the restrictions in the Company's financing agreements, the exercise of options by delivery of shares of Common Stock owned by the optionee, by withholding of such shares of Common Stock upon exercise of the option in lieu of or in addition to cash or by financing made available by the Company.

     The 1991 Option Plan will continue to be administered by the Board of Directors of the Company until the Company registers the Common Stock under
Section 12 of the Exchange Act of 1934, as amended (the "Exchange Act"), whereupon, the 1991 Option Plan will be administered by a committee of Disinterested Persons as defined in the 1991 Option Plan. The Committee will have the power and authority to determine the extent to which exceptions to the exercisability of options may be granted, to determine the effect of certain dispositions or a change in control of the Company on outstanding options, to establish procedures, loans or financing arrangements to assist in the exercise of options and the satisfaction of tax withholding obligations, to adopt regulations to carry out the 1991 Option Plan and to amend options granted under the plan to carry out the purpose of the 1991 Option Plan.

     Because the options issued under the 1991 Option Plan will expire 90 days after the closing of the Offering, the Company expects all such options will be exercised during such time period. Upon exercise of the 1991 Option Plan options, the holders will be subject to withholding tax liability based upon the difference between the exercise price and the estimated fair market value of the Common Stock at the time of exercise. In lieu of selling shares of Common Stock to satisfy their withholding requirement, certain members of AmeriSource's management intend to obtain margin loans secured by substantially all of their respective shares of Common Stock from Smith Barney and DLJ. See "Shares Eligible for Future Sale."

     1995 Stock Option Plan. The Company expects to adopt the 1995 Option Plan, which will provide for the granting over time of non-qualified stock options to
acquire up to approximately           million shares (equivalent to      % of
all shares after giving effect to the Offering) of Common Stock to employees of the Company. Such options will be granted based upon performance and with vesting schedules to be determined at the time of grant.

     The 1995 Option Plan will be administered by a yet to be determined committee of directors who are Disinterested Persons as defined in the 1995 Option Plan, which will have the power and authority to determine the employees to whom awards are granted, the number of shares of Common Stock with respect to such awards, and the terms of such awards, including the exercise price of the stock options and any vesting periods.

     Under the 1995 Option Plan, the exercise price of options will not be less than the fair market value of the Common Stock on the date of the grant. Options granted to employees will not be exercisable after the expiration of years from the date of the grant or such sooner date determined by the committee. The 1995 Option Plan will permit, with the consent of the committee and if permitted by the restrictions in the Company's financing agreements, the exercise of options by delivery of shares of Common Stock owned by the optionee, by withholding of such shares of Common Stock upon exercise of the option in lieu of or in addition to cash or by financing made available by the Company. The 1995 Option Plan will permit the committee to accelerate vesting upon a change of control and to adjust the number and kind of shares subject to options in the event of a reorganization, merger, consolidation, recapitalization, reclassification, stock split, stock dividend or combination of shares.

     Directors Plan. The Company expects to adopt the Directors Plan, which will provide for the granting of stock options on a non-discretionary basis to
certain non-employee directors of the Company. An aggregate of           shares
of Common Stock have been reserved for issuance under the Directors Plan. The Directors Plan provides for an automatic grant of an option to purchase shares of Common Stock to each non-employee director who is not an affiliate of VPI on an annual basis, which options will become exercisable months from their date of grant. Pursuant to the terms of the Directors Plan,
each option granted under the plan will expire      years from the date of
grant. The option exercise price must be equal to 100% of the fair market value of the Common Stock on the date of grant of the option. Options granted to directors under the Directors Plan will be treated as nonstatutory stock options under the Internal Revenue Code, as amended. The Directors Plan will be administered by a committee of disinterested directors to be determined.

     The Directors Plan will permit, with the consent of the committee and if permitted by the restrictions in the Company's financing agreements, the exercise of options by delivery of shares of Common Stock owned by the optionee, by withholding of such shares of Common Stock upon exercise of the option in lieu of or in addition to cash or by financing made available by the Company. The Directors Plan will permit the committee to adjust the number and kind of shares subject to options in the event of a reorganization, merger, consolidation, recapitalization, reclassification, stock split, stock dividend or combination of shares. The Board of Directors may amend the Directors Plan at any time or may terminate any plan without approval of the stockholders; provided, however, that stockholder approval is required for any amendment to the plan that increases the number of shares for which options may be granted or changes in any material respect the limitations or provisions of the options subject to the plans. However, no action by the Board of Directors or stockholders may alter or impair any option previously granted to an optionee without such optionee's consent.

VALUE OF UNEXERCISED OPTIONS

     The following table sets forth information regarding the number and value of unexercised options held by the named executive officers of the Company as of September 30, 1994. None of the named executive officers were granted or exercised any stock options in fiscal 1994.

                                                         NUMBER OF SHARES COVERED BY
                                                       OUTSTANDING OPTIONS AND OPTION
                                                       VALUES AS OF SEPTEMBER 30, 1994
                                          ---------------------------------------------------------
                                                                           VALUE OF UNEXERCISED
                                             NUMBER OF UNEXERCISED             IN-THE-MONEY
                                                  OPTIONS AT                    OPTIONS AT
                                                FISCAL YEAR END               FISCAL YEAR END
                                          ---------------------------   ------------------------------
                  NAME                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE(1)   UNEXERCISABLE
John F. McNamara........................    725,700           0         $13,662,300           0
  Chairman, President and Chief
  Executive Officer
David M. Flowers........................    212,400           0           4,003,600           0
  Group President -- Eastern Region
R. David Yost...........................    238,950           0           4,499,050           0
  Group President -- Central Region
Kurt J. Hilzinger.......................     73,750           0           1,327,500           0
  Vice President, Chief Financial
  Officer and Treasurer

- ---------------
(1) The value of unexercised in-the-money options at September 30, 1994 is estimated based upon a price per share of $19.00 (the midpoint of the range of prices set forth on the cover of this Prospectus).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company's Compensation Committee of the Board of Directors during fiscal 1994 was composed of John F. McNamara, Bruce C. Bruckmann and Barton J. Winokur. Mr. McNamara is Chairman, President and Chief Executive Officer of the Company. Mr. Winokur is a partner of Dechert Price & Rhoads, which performed legal services for the Company during fiscal 1994.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     The Company acquired Alco Health Services Corporation, the predecessor to AmeriSource Corporation, through a two-step acquisition -- a tender offer by the Company for approximately 92% of AmeriSource Corporation's shares in 1988 and a merger to acquire the remaining equity interest of AmeriSource Corporation in 1989 (the "Acquisition"). As a result of the tender offer and merger, AmeriSource Corporation became a wholly-owned subsidiary of the Company. Approximately $551.4 million was required to consummate the Acquisition and to pay related fees and expenses. Such funds were derived from borrowings pursuant to the AmeriSource Corporation senior credit facility, the issuance of AmeriSource Corporation notes, the Company's issuance of debentures to the remaining stockholders of AmeriSource Corporation and a capital contribution from the Company. The Company obtained the funds to make the capital contribution from the sale of 5,000,000 shares of common stock and borrowings from an affiliate of VPI, which were refinanced though the issuance of subordinated indebtedness to VPI.

     On July 26, 1993, the Company issued $126.5 million principal amount of its Senior Debentures in a public offering. Substantially all the net proceeds of the offering (approximately $122.1 million) were applied to redeem debt of the Company issued in connection with the Acquisition at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon through the date of redemption. Contemporaneously, the Company called its 18% Senior Subordinated Debentures due 2001 (the "Senior Subordinated Debentures") and the Junior Subordinated Debentures for redemption. As of July 26, 1993, the Company had outstanding $21.7 million principal amount of Senior Subordinated Debentures and $39.2 million principal amount of Junior Subordinated Debentures. On the date of redemption, VPI owned approximately $21.3 million principal amount of Senior Subordinated Debentures and $37.9 million principal amount of Junior Subordinated Debentures, certain investors currently or previously affiliated with VPI owned $0.4 million principal amount of Senior Subordinated Debentures and $0.8 million principal amount of Junior Subordinated Debentures, and the Management Investors owned $0.5 million principal amount of Junior Subordinated Debentures. All the amounts set forth above include accrued and unpaid interest. As a result of the redemption of the Senior Subordinated Debentures and the Junior Subordinated Debentures, VPI, certain investors currently or previously affiliated with VPI and the Management Investors were paid $59.2 million, $1.2 million and $0.5 million, respectively. See Note 4 to the Financial Statements of the Company included in this Prospectus.

     On October 21, 1991, an involuntary bankruptcy petition under Chapter 7 of the United States Bankruptcy Code was filed against RDS Acquisition Corp. ("RDS"), which was a customer of the Company. Affiliates of VPI had substantial equity and debt interests in RDS and related entities. VPI indemnified the Company for up to $5.8 million of the amounts owed by RDS to the Company on October 25, 1991, for which the Company did not otherwise recover from RDS. On July 26, 1993, VPI paid $5.8 million to the Company pursuant to such indemnification.

     Pursuant to a prior arrangement, 343,269 and 995,625 shares of the Company's Common Stock will be repurchased from VPI by the Company at $0.34 per share before being issued pursuant to options granted under the Purchase Plan and the 1991 Option Plan, respectively.

     During fiscal years 1992, 1993 and 1994, Dechert Price & Rhoads performed, and currently does perform, legal services for the Company. Barton J. Winokur, a partner of Dechert Price & Rhoads and a director of the Company, owns 14,750 shares of the Common Stock of the Company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the ownership of the Company's voting Common Stock and all of the Company's Common Stock, by each of the Company's directors, all directors and executive officers as a group and each person who is known by the Company to beneficially own five percent or more of the Company's voting Common Stock. As of December 31, 1994, after giving effect to the 2.95-for-1 stock split and the Option Exercises, there would be 3,274,352 shares of the Company's voting Common Stock and 14,780,238 shares of the Company's Common Stock outstanding.

                                              OWNERSHIP PRIOR TO THE OFFERING                   OWNERSHIP AFTER THE
                                  --------------------------------------------------------           OFFERING
                                   NUMBER OF                                                 -------------------------
                                     VOTING                     NUMBER OF ALL                 NUMBER OF
                                  COMMON STOCK    PERCENT OF       SHARES                    COMMON STOCK   PERCENT OF
                                  BENEFICIALLY      VOTING      BENEFICIALLY    PERCENT OF   BENEFICIALLY     COMMON
                                     OWNED       COMMON STOCK       OWNED       ALL SHARES      OWNED         STOCK
DIRECTORS AND OFFICERS:
  John F. McNamara(1)...........      725,700        22.2%           725,700        4.9%         725,700        3.4%
  David M. Flowers(1)...........      212,400         6.5            212,400        1.4          212,400        1.0
  R. David Yost(1)..............      238,950         7.3            238,950        1.6          238,950        1.1
  Kurt J. Hilzinger(1)..........       73,750         2.3             73,750          *           73,750          *
  Bruce C. Bruckmann(2).........        1,681           *             69,313          *           69,313          *
  Michael A. Delaney(2).........           --           *                 --          *               --          *
  James A. Urry(2)..............           --           *                 --          *               --          *
  Barton J. Winokur.............       14,750           *             14,750          *           14,750          *
  All directors and executive
    officers as a group
    (6 persons)(3)..............    1,267,232        38.7          1,334,863        9.0        1,334,863        6.2
OTHER VOTING 5% STOCKHOLDERS:
  399 Venture Partners Inc.
    ("VPI")(4)..................      234,926         7.2%        10,021,073       67.8%      10,021,073       46.9%

- ---------------
* Less than 1%.

(1) Pursuant to the Purchase Plan, Messrs. Flowers, McNamara and Yost received options, with limitations on exercise, to acquire 147,500, 442,500 and 147,500 shares, respectively, of Common Stock. Pursuant to the 1991 Option Plan, Messrs. Flowers, McNamara, Yost and Hilzinger received options, with limitations on exercise, to acquire 64,900, 283,200, 91,450 and 73,750 shares, respectively, of Common Stock. All of these options are currently exercisable.

(2) Messrs. Bruckmann, Delaney and Urry disclaim beneficial ownership relating to the 234,926 shares of voting Common Stock and 10,021,073 shares of non-voting Common Stock held by VPI.

(3) These figures include 16,431 shares of voting Common Stock and 67,631 shares of the Company's non-voting Common Stock owned currently by directors and officers. Pursuant to the Purchase Plan and the 1991 Option Plan, executive officers received options, with limitations on exercise, to acquire 737,500 shares and 513,300 shares, respectively, of voting Common Stock, all of which are exercisable currently. In addition, members of AmeriSource's management own an aggregate of 387,136 shares of the voting Common Stock and options to acquire an aggregate of 2,478,553 shares of the voting Common Stock. All of these options are currently exercisable. Certain members of AmeriSource's management intend to pledge shares of voting Common Stock in connection with margin loans incurred to satisfy certain withholding tax liability.

(4) VPI disclaims beneficial ownership as to 6,089 shares of voting Common Stock and 244,738 shares of non-voting Common Stock held by investors currently or previously affiliated with VPI. VPI's address is 1209 Orange Street, Wilmington, Delaware 19801. VPI is a wholly-owned, indirect subsidiary of Citicorp. Pursuant to a prior agreement, the Company will repurchase for $0.34 per share, 343,269 shares and 995,625 shares from VPI upon exercise of options pursuant to the Purchase Plan and the 1991 Option Plan, respectively, for reissuance to management in connection with their exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are brief summaries of certain provisions relating to the Company's capital stock and are qualified in their entirety by the provisions of the Company's Certificate of Incorporation, as amended. The Company's Certificate of Incorporation, as amended, is an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The currently authorized Common Stock of the Company consists of 25,000,000 shares of Class A Common Stock, 15,000,000 shares of Class B Common Stock and 2,000,000 shares of Class C Common Stock. As of December 31, 1994, without giving effect to the 2.95-for-1 stock split and certain option exercises 238,262 shares of Class A Common Stock, 3,854,163 shares of Class B Common Stock and 500,000 shares of Class C Common Stock were issued and outstanding. As of December 31, 1994, after giving effect to the 2.95-for-1 stock split and certain option exercises, 3,274,352 shares of Class A Common Stock, 10,030,886 shares of Class B Common Stock and 1,475,000 shares of Class C Common Stock would be issued and outstanding. Upon completion of the Offering, the Company will have 21,380,238 shares of Common Stock outstanding (22,370,238 shares if the over-allotment option is exercised). Class A Common Stock is referred to elsewhere in this Prospectus as "Common Stock."

     There is no established public trading market for the Class A Common Stock and Class B Common Stock. As of December 31, 1994, the Class A Common Stock was held by 24 holders of record, and the Class B Common Stock was held by 11 holders of record. As of September 30, 1994, the Class C Common Stock was held by approximately 12 holders of record. The Class C Common Stock trades on a limited basis in the over-the-counter market. Information concerning the historical trading prices for Class C Common Stock is not published by nationally-recognized independent sources.

     Contemporaneously with and subject to the completion of the Offering made hereby, all outstanding shares of Common Stock and all options to acquire shares of the Company's Common Stock will be adjusted for a 2.95-for-1 stock split. No fractional shares of Common Stock will be issued in connection with the stock split. Each holder of Common Stock will receive a cash payment in lieu of a fractional share to which such holder would otherwise be entitled pursuant to the stock split in the amount of the value of the fractional share at the offering price to the public.

     Class A Common Stock. Holders of Class A Common Stock are entitled to one vote per share on all matters on which holders of Class A Common Stock are entitled to vote and have no cumulative voting rights. Holders of Class A Common Stock do not have the preemptive right to subscribe for shares of Class A Common Stock issued by the Company, nor do they have any redemption rights. Holders of Class A Common Stock may elect at any time to convert any and all such shares into Class B Common Stock, on a share-for-share basis. Holders of Class A Common Stock are entitled to receive such dividends, if any, as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. The Credit Agreement contains limitations on the Company's ability to pay dividends to its stockholders. See "Dividend Policy."

     Upon liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to a pro rata share of the distribution of assets remaining after the payment of debts and expenses and after payment of the liquidation preference accorded to the holders of any preferred stock of the Company which may be issued in the future. Each share of Class A Common Stock has the same rights, privileges and preferences as every other share of Class A Common Stock. Shares of the Class A Common Stock to be issued pursuant to the Offering, when issued and paid for, will be fully paid and nonassessable. The transfer agent and registrar for the Class A Common Stock is Chemical Mellon Shareholders Services.

     Class B Common Stock. The rights of holders of Class B Common Stock and holders of Class A Common Stock are identical and entitle the holders thereof to the same rights, privileges, benefits and notices, except as otherwise described herein. Holders of Class B Common Stock generally do not possess the right to vote on any matters to be voted upon by the stockholders of the Company, except as provided by law. Under

Section 242(b)(2) of the Delaware General Corporation Law, the holders of the Class B Common Stock shall be entitled to vote as a class upon any proposed amendment to the Company's Certificate of Incorporation, if such amendment would increase or decrease the number of shares or the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. Holders of Class B Common Stock may elect at any time to convert any and all of such shares into Class A Common Stock, on a share-for-share basis, to the extent the holder thereof is not prohibited from owning additional voting securities by virtue of regulatory restrictions.

     Class C Common Stock. The rights of holders of Class C Common Stock and holders of Class A Common Stock are identical and entitle the holders thereof to the same rights, privileges, benefits and notices, except as otherwise described herein. Holders of Class C Common stock generally do not possess the right to vote on any matters to be voted upon by the stockholders of the Company, except as provided by law. Under Section 242(b)(2), of the Delaware General Corporation Law, the holders of the Class C Common Stock shall be entitled to vote as a class upon any proposed amendment to the Company's Certificate of Incorporation if such amendment would increase or decrease the number of shares or the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. The Class C Common Stock is subject to substantial restrictions on transfer and has certain registration and "take-along" rights. A share of Class C Common Stock will automatically be converted into a share of Class A Common Stock (a) immediately prior to its sale in a future public offering or (b) at such time as such share of Class C Common Stock has been sold publicly after the Offering in a transaction that complies with any maximum quantity limitations applicable to such sale. Once a share of Class C Common Stock has been converted into Class A Common Stock it will no longer be subject to any restrictions on transfer nor will it be entitled to the benefits of registration and take-along-rights.

             DESCRIPTION OF INDEBTEDNESS AND SECURITIZATION PROGRAM

THE CREDIT AGREEMENT

     On December 13, 1994, the Company amended its existing credit agreement with a syndicate of senior lenders providing a senior secured credit facility of $380 million. As a result of the amendment, the effective interest rate on borrowings under the Credit Agreement have been reduced by 100 basis points. In addition, among other things, the amendment (i) extended the term of the original credit agreement until January 3, 2000; (ii) provided interest rate stepdowns upon the occurrence of certain events; (iii) modified the borrowing base availability from inventory- and receivable-based to inventory-based; and
(iv) increased the Company's ability to make acquisitions and pay dividends.

     The senior lenders under the Credit Agreement consist of a group of 13 financial institutions with General Electric Capital Corporation ("GECC") acting as the administrative agent for the group. The maximum amount that may be borrowed under the Credit Agreement is limited to the extent of a sufficient borrowing base (up to a maximum of $380 million), which is essentially 65% of eligible inventory in fiscal year 1995, 62.5% of eligible inventory in fiscal year 1996, and 60% of eligible inventory thereafter. As of December 31, 1994, the Company's borrowing base was approximately $405 million.

     The Credit Agreement will terminate, the commitment of the syndicate to make revolving credit loans expire, and any outstanding loans thereunder must be repaid in full, on January 3, 2000. Indebtedness under the Credit Agreement may be prepaid, although such indebtedness may be subsequently reborrowed. The indebtedness under the Credit Agreement may be permanently repaid in full at any time at the option of the Company, without premium or penalty, upon prior written notice to GECC, and the credit facility may be permanently reduced in part at any time and from time to time at the option of the Company, without premium or penalty, upon prior written notice and in certain minimum amounts.

     At the Company's option, borrowings under the Credit Agreement bear interest at a rate per annum determined as follows: (i) a LIBOR rate, adjusted for statutory reserves and assessments, plus 2.25% or (ii) the applicable prime rate of interest most recently published or announced from time to time in effect on such day, plus 1%. The margins relative to interest rates for borrowings under the Credit Agreement are subject to stepdown reduction of up to 1.00% if the Company (i) meets certain interest coverage tests or (ii) obtains at least $100 million of aggregate gross cash proceeds from the sale of equity securities of the Company and meets certain debt-to-earnings tests. Interest on loans under the Credit Agreement is payable quarterly or, if earlier, at the end of the applicable interest period loan intervals. The interest rates under the Credit Agreement are subject to reduction upon the occurrence of certain events including improved financial performance and the sale of certain minimum equity amounts by the Company.

     Under the terms of the Credit Agreement, the Company granted the senior lenders a perfected first priority security interest in substantially all of the Company's assets (except accounts receivable and certain related assets), including, without limitation, real property, fixed assets, equipment, inventory, stock of subsidiaries, trademarks and intangible assets, to secure its borrowings under the Credit Agreement.

     The Credit Agreement contains numerous restrictive financial and other covenants, including without limitation: (i) restrictions on the incurrence of indebtedness, guaranteed indebtedness, leases, liens and contingent obligations;
(ii) restrictions on mergers, acquisitions, sales of assets, investments, employee loans and transactions with affiliates; (iii) restrictions on distributions and dividends to the Company's stockholders and changes in the capital structure of the Company; (iv) restrictions on optional redemptions, prepayments, distributions, cancellations and modifications with respect to other debt; (v) restrictions on capital expenditures; (vi) restrictions with respect to environmental matters and employee benefit plan obligations; (vii) restrictions on speculative transactions; (viii) restrictions on modifications to compensation plans, lock box account and tax sharing arrangements, business type and fiscal year-end; and (ix) financial tests, including, among others, those measuring AmeriSource's tangible net worth, current ratio, and interest coverage ratio. The Credit Agreement restricts the payment of dividends and the making of loans by AmeriSource to the Company and, consequently, the Company's ability to pay cash interest on the Senior

Debentures and its ability to make the mandatory repurchase of the Senior Debentures required by the Issuer Indenture upon a Change in Control (as defined below).

     The events of default under the Credit Agreement include, among others: (i) any failure of the Company to pay principal or interest thereunder when due;
(ii) the breach by the Company of covenants, representations or warranties contained in the Credit Agreement; (iii) any failure to pay amounts due under certain other indebtedness or contingent obligations of the Company, or defaults that result in or permit the acceleration of certain other indebtedness or contingent obligations of the Company; (iv) certain events of bankruptcy, insolvency or dissolution of the Company; (v) the incurrence of certain pension-related liabilities; (vi) the existence of certain undischarged judgments or decrees against the Company that remain unstayed for 30 consecutive days; (vii) the occurrence of a Material Adverse Effect (as such term is defined in the Credit Agreement), other than changes in the value of the collateral granted in connection with the Credit Agreement and changes in the financial condition of the Company that affect or will affect the calculations made under the financial covenants in the Credit Agreement, but do not create or would be reasonably expected to create a breach or default under any such financial covenants; (viii) the failure or invalidity of any provision of the collateral documents delivered in connection with the Credit Agreement or any security interest granted to the senior lenders thereby; (ix) a Liquidation Event (as defined in the Receivables Program (as defined herein) documents), and certain material miscalculations, misrepresentations or breaches of warranties made in connection with the Receivables Program; and (x) the occurrence of a Change in Control Date, defined in the Credit Agreement as when (a) the Company shall fail to own and control 100% of the issued and outstanding stock of AmeriSource, with certain exceptions relating to a Qualified Public Offering (as defined in the Credit Agreement) of the Company's common stock or (b) VPI, VPI's employees, VPI's affiliates and the Company's employees fail to own and control, in the aggregate, 50% of the issued and outstanding stock of the Company, with certain exceptions relating to a Qualified Public Offering of the common stock of the Company.

     The Company is required to pay a commitment fee of 1/2 of 1% per annum on the average unused portion of the credit facility, subject to stepdown reductions to a minimum of 1/4 of 1% per annum if the Company meets certain interest coverage tests or obtains aggregate gross proceeds of $100 million from the sale of equity securities of the Company and meets certain debt-to-earnings tests. The Company must also pay an annual administrative agent's fee of $150,000 to GECC, payable in advance for each year.

     At January 15, 1995, the $321 million outstanding under the Credit Agreement bore interest at an effective the rate of 8.68% per annum. Initial borrowings under the original Credit Agreement were used to extinguish the obligations outstanding under the Company's predecessor revolving credit facility, which was due to expire in December 1993.

RECEIVABLES SECURITIZATION PROGRAM

     In the first quarter of fiscal 1995, the Company sold substantially all of its trade accounts receivable and notes receivable to ARC pursuant to the Receivables Program. Contemporaneously, the Company entered into a Receivables Purchase Agreement with ARC, whereby the Company agreed to sell, and ARC agreed to purchase on a continuous basis Receivables originated by the Company. Pursuant to the Receivables Program, ARC will transfer such Receivables to a master trust in exchange for, among other things, Certificates representing a right to receive a variable principal amount. Contemporaneously, variable principal Certificates in an aggregate principal amount of up to $230 million face amount were sold to a group of financial institutions. During the initial five-year term of the Receivables Program, the cash generated by collections on the Receivables will be used to purchase, among other things, additional Receivables originated by the Company and/or repay the Certificates. The Certificates bear interest at a rate selected by the Company equal to (i) the higher of (a) the prime lending rate of Bankers Trust Company and (b) the federal funds rate plus 50 basis points or (ii) LIBOR plus 50 basis points. The interest rates for the Certificates are subject to step-ups to a maximum amount of an additional 100 basis points over the otherwise applicable rate. ARC is currently negotiating the terms of new Certificates that do not contain an interest step-up feature, a majority of which will be fixed principal, fixed rate obligations and the remainder of which will be variable principal, variable rate obligations or fixed principal, variable rate obligations. Such new Certificates will, among other things, refinance the existing Certificates. None of the Certificates have been registered under the Securities Act, and the Certificates may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

     Contemporaneous with the consummation of the Receivables Program and the execution of the amendment to the Credit Agreement, the Company called for optional redemption all of the outstanding Notes at a redemption price of 106% of the principal amount plus accrued interest through the redemption date of January 12, 1995. The Notes were redeemed on January 12, 1995.

THE SENIOR DEBENTURES

     On July 26, 1993, the Company issued $126.5 million principal amount of its Senior Debentures in a public offering. Interest on the Senior Debentures is payable semi-annually on January 15 and July 15 of each year. Through and including the semi-annual interest payment due July 15, 1998, the Company may elect, at its option, to issue additional Senior Debentures in satisfaction of its interest payment obligations. The Senior Debentures are senior unsecured obligations of the Company and rank pari passu in right of payment with all senior borrowings of the Company and rank senior in right of payment to all subordinated indebtedness of the Company. As indebtedness of the Company, the Senior Debentures are structurally subordinated to all indebtedness and other obligations of AmeriSource. Substantially all the net proceeds of the Senior Debenture offering (approximately $122.1 million) were applied to redeem the Senior Subordinated Debentures, the Company's 18 1/2% Subordinated Debentures due 2004 and the Junior Subordinated Debentures at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption.

     The indenture relating to the Senior Debentures contains restrictions relating to, among other things, the payment of dividends, the repurchase of stock and the making of certain other restricted payments, the incurrence of additional indebtedness and the issuance of preferred stock, the creation of certain liens, certain asset sales, transactions with subsidiaries and other affiliates, dividends and other payment restrictions affecting subsidiaries, and mergers and consolidations.

     The Issuer Indenture provides that in the event of a "Change in Control" (as defined below), the Company will be obligated to make an offer to repurchase all outstanding Senior Debentures at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date, provided, that transactions with affiliates, including transactions that increase the debt of the Company, may not result in a change in control. "Change in Control" is defined in the Issuer Indenture as any transaction or series of transactions the result of which (i) any party or group other than VPI, the Management Investors or their respective related parties or affiliates becomes the beneficial owner of more than 50% of the aggregate voting power (on a fully diluted basis) of the Company or (ii) during any two consecutive calendar years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with new directors approved by a majority of such directors) cease for any reason to constitute a majority of the directors then in office. Except under certain circumstances in connection with a public equity offering, the Senior Debentures may not be redeemed prior to July 15, 1998. On or after July 15, 1998, the Company may, at its option, redeem the Senior Debentures in whole or in part at redemption prices of 105.62% (if redeemed during the 12-month period beginning July 15, 1998), 102.81% (if redeemed during the 12-month period beginning July 15, 1999), and 100% (if redeemed thereafter), plus accrued and unpaid interest to the date of redemption. The Issuer Indenture also provides that, at any time prior to July 26, 1997, the Company may, at its option within 60 days of the Public Offering Consummation Date (as defined in the Issuer Indenture), redeem up to one-half of the Senior Debentures then outstanding with the net proceeds from one or more "Public Equity Offerings" (defined in the Issuer Indenture as any underwritten public offering of equity securities of the Company pursuant to a registration statement filed pursuant to the Securities Act of 1933, as amended (the "Securities Act")) at 110%; provided, that at least one-half of the aggregate principal amount of the Senior Debentures originally issued must remain outstanding immediately after any such redemption. The Company intends to use a portion of the proceeds of the Offering to redeem Senior Debentures. See "Use of Proceeds."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 21,380,238 shares of Common Stock. The 6,600,000 shares of Common Stock to be sold in the Offering made hereby will be freely tradeable without restriction under the Securities Act, unless acquired by an "affiliate" of the Company (defined in Rule 144 under the Securities Act, generally, as a person who, by virtue of equity ownership or otherwise, controls, or is controlled by, or is under common control with, the Company). The remaining 14,780,238 shares outstanding, excluding the shares of Class C Common Stock, upon completion of the Offering will be "restricted securities" as defined in Rule 144.

     Shares of Common Stock held by affiliates and restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including the exemption from registration set forth in Rule 144 promulgated by the Securities and Exchange Commission (the "Commission"). Generally, Rule 144 will permit an affiliate or a person who has held restricted securities for more than two years to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale, provided that the Company has either filed certain periodic reports with the Commission or made publicly available certain information concerning it and provided that such sales are made in normal "brokers' transactions" or in transactions directly with a "market maker" without the solicitation of buy orders by the brokers or such affiliates. A person who is deemed not an affiliate of the Company at any time during the three months preceding a sale and who has held restricted securities for more than three years may sell such shares under Rule 144 without regard to the volume limitations described.

     The Company intends to apply to list the Common Stock on the NYSE under the
symbol           . Sales of substantial amounts of Common Stock in the public market under Rule 144 could have a depressive effect on the price of the Common Stock. VPI, certain current and former affiliates of VPI, current and former employees and directors of AmeriSource, and the Management Investors hold their shares of Company common stock subject to certain restrictions on sales and transfers, including restrictions on sales in the public market. The holders of Class C Common Stock may sell in the public market after 90 days following the closing of the Offering, in which event their shares are automatically converted into Common Stock, provided that for 270 days after such 90-day period, any sales must meet the maximum quantity limitations and other requirements of Rule 144 set forth above. See "Management -- Stock Purchase Plan."

     The Existing Stockholders were granted piggyback registration rights with respect to the Common Stock when they purchased their shares. After the Offering, an aggregate of 14,780,237 shares of Common Stock owned by the Existing Stockholders will be entitled to piggyback registration rights. In addition, VPI, which will hold in the aggregate 10,021,073 shares of Common Stock after the Offering, has been granted demand rights to require the registration of its shares. The Existing Stockholders (other than VPI, current and former employees and directors, the Management Investors and certain other members of AmeriSource's management who have agreed to restrictions for a 180-day period as discussed below) are subject to restrictions on public sale or distribution for a period of 90 days following the effective date of the Registration Statement.

     VPI, current and former directors and members of AmeriSource's management holding, in the aggregate, shares of 13,152,339 Common Stock have agreed not to file, or cause the Company to file, a registration statement with respect to, enter into any agreement providing for or effect any public sale, public distribution or other public disposition of shares of capital stock of the Company, including any sale pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, for a period of 180 days following the closing date of the Offering without the prior written consent of DLJ. Such investors have further agreed that they will not otherwise dispose of any shares of capital stock of the Company unless the person to whom such disposition is made agrees to substantially the same as the foregoing. A total of 1,627,899 shares of Common Stock currently outstanding (excluding the shares sold in the Offering) are not subject to the 180-day restriction; however, all such shares are subject to restrictions on public sale or distribution for a period of 90 days as described above.

     Upon exercise of options granted under the Purchase Plan and 1991 Option Plan, the holders will be subject to withholding tax liability based upon the difference between the exercise price and the estimated fair market value of the Common Stock at the time of exercise. In lieu of selling shares of Common Stock to satisfy their withholding requirement, certain members of AmeriSource's management intend to obtain margin loans from Smith Barney Inc. and DLJ. In connection with such margin loans, such management have each agreed to pledge substantially all of their respective shares of Common Stock as collateral for the margin loans. Under certain circumstances, Smith Barney Inc. and DLJ may foreclose on and sell such pledged Common Stock, and such sales may occur in the 180-day period following the closing of the Offering.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders of such Common Stock. In general, a "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust that is subject (or potentially subject) to U.S. federal income tax on its worldwide income on a net basis. The discussion is based on current law and is for general information only. The discussion does not address aspects of federal taxation other than income and estate taxation (such as, for example, gift taxes and generation skipping transfer taxes) and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

     Dividends. In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment will generally not be subject to withholding (if the Non-U.S. Holder files certain forms with the payor of the dividend) and will generally be subject to United States federal income tax at the same rates applicable to U.S. holders. In the case of a Non-U.S. Holder that is a corporation, such effectively connected income or income attributable to a permanent establishment also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits) unless imposition of the branch profits tax is precluded by a treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding on dividends that are neither effectively connected income nor attributable to a permanent establishment, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country, unless the Company has definite knowledge that such presumption is not warranted or an applicable treaty (or United States Treasury regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. Proposed Treasury regulations that are not currently effective would, if finally adopted, require Non-U.S. Holders to file certain forms to obtain the benefit of an applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name and address and an official statement by the competent authority in the foreign country (as designated in the applicable tax treaty) attesting to the holder's status as a resident thereof.

     Sale of Common Stock. Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company does not believe that it is or is likely to become); (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; (iii) in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder holds the shares as a capital asset and is present in the

United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied; or (iv) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates.

     Estate Tax. Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable tax treaty provides otherwise, and may be subject to United States federal estate tax.

     Backup Withholding and Information Reporting. The Company generally must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies, among other things, its status as a Non-U.S. Holder (and the broker does not have knowledge to the contrary), or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker will generally not be subject to information reporting (except under the circumstances described in the following sentence) and, under current temporary regulations, will not be subject to backup withholding. Information reporting will apply to dispositions through (a) a non-U.S. office of a U.S. broker and (b) a non-U.S. office of a non-U.S. broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a certain three year period was effectively connected with a United States trade or business unless the broker has documentary evidence in its files that the owner is a Non-U.S. holder (and does not have actual knowledge to the contrary). Moreover, under proposed regulations, back-up withholding would also apply to proceeds from such dispositions if such broker had actual knowledge that the payee is a U.S. person.

     The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock is subject to change.

                                  UNDERWRITING

     Subject to certain terms and conditions contained in the Underwriting Agreement, the United States underwriters named below (the "U.S. Underwriters"), for whom DLJ, Smith Barney Inc. and BT Securities Corporation are acting as representatives (the "U.S. Representatives"), and the international underwriters named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom DLJ, Smith Barney Inc. and Bankers Trust International PLC are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed to purchase from the Company an aggregate of 6,600,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                               NUMBER OF
                               U.S. UNDERWRITERS                              U.S. SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation....................
    Smith Barney Inc.......................................................
    BT Securities Corporation..............................................
                                                                             -------------
         U.S. Offering Subtotal............................................    5,280,000
                                                                             -------------

                                                                               NUMBER OF
                                                                             INTERNATIONAL
                          INTERNATIONAL UNDERWRITERS                            SHARES
    Donaldson, Lufkin & Jenrette Securities Corporation....................
    Smith Barney Inc.......................................................
    Bankers Trust International PLC........................................
                                                                             -------------
         International Offering Subtotal...................................    1,320,000
                                                                             -------------
              Total........................................................    6,600,000
                                                                             ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions precedent. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     Prior to the Offering, there has been no established public trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering, and the recent market prices of securities of generally comparable companies. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the initial offering price.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed
$          per share. The Underwriters may allow, and such dealers may reallow,
discounts not in excess of $          per share to any Underwriter and certain
other dealers.

     The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of 990,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions solely to cover overallotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Representatives do not intend to confirm sales of Common Stock in
excess of        % of the number of Common Stock offered in the Offerings to any accounts over which they exercise discretionary authority.

     The Company, the executive officers and the directors of the Company following the Offering and certain other stockholders have agreed that they will not sell any shares of Common Stock (other than by operation of law or pursuant to bona fide gifts) for a period of 180 days after the date hereof without the written consent of DLJ. See "Shares Eligible for Future Sale."

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to such agreement, each International Underwriter has agreed that, as part of the distribution of shares of Common Stock (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus in the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions, to certain other transactions between the U.S. Underwriters and the International Managers specified in the Agreement Between U.S. Underwriters and International Managers or to purchases, offers or sales by a U.S. Underwriter who is also acting as an International Underwriter or by an International Underwriter who is also acting as a U.S. Underwriter. As used herein, "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction, and "United States or Canadian Person" means any individual who is a resident in the United States or Canada, or any corporation, pension, profit sharing or other trust or entity organized under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. Unless otherwise agreed, the price of any shares so sold shall be the Price to the Public set forth on the cover page hereof, less any amount not greater than the per share amount of the concession to dealers set forth above, and the currency of settlement shall be U.S. Dollars.

     Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock directly or indirectly in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Similarly, each International Underwriter has represented and agreed that
(i) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom by means of any document (other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985 of Great Britain), (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the proposed offer or sale of the shares of Common Stock, other than any document which consists of or forms part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV of the Financial Services Act 1986, if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1988, or to any person to whom the document may otherwise lawfully be issued or passed on.

     BT Securities Corporation is a wholly-owned subsidiary of Bankers Trust Corporation and an affiliate of Bankers Trust Company ("BTCo"). BTCo is one of the agents and a lender under the Credit Agreement, for which it receives customary compensation. A portion of the proceeds of the Offering will be applied to repay revolving borrowings under the Credit Agreement. See "Use of Proceeds" and "Description of Indebtedness and Securitization Program -- The Credit Agreement." BTCo, as a lender under the Credit Agreement, will receive its pro rata portion of such repayment. Concurrently with the execution of the amendment to the Credit Agreement, BTCo was the purchaser of the Certificates issued under the Receivables Program. BT Securities Corporation acted as advisor to the Company in structuring the Certificates, for which it received customary compensation. BT Securities Corporation, Bankers Trust International PLC and DLJ are also expected to act as managers of an offering of new Certificates to be issued under the Receivables Program in the institutional and Euromarkets, the net proceeds of which would be used to retire certain of the existing Certificates. Such new Certificates will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In addition, DLJ and BT Securities Corporation and its affiliates have provided investment banking and other advisory services to the Company and its affiliates and may continue to provide such services to the Company and its affiliates in the future.

     Certain members of AmeriSource's management intend to obtain margin loans from DLJ and Smith Barney Inc., primarily to satisfy certain withholding tax liability. In connection with such margin loans, such management will pledge substantially all of their respective shares of Common Stock as collateral for the margin loans. Under certain circumstances, DLJ and Smith Barney Inc. may foreclose on and sell such pledged Common Stock.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Barton J. Winokur, a partner of Dechert Price & Rhoads, which performs various legal services for the Company, is a director of the Company and owns 14,750 shares of the Common Stock of the Company.

                                    EXPERTS

     The consolidated financial statements and schedules of AmeriSource Distribution Corporation as of September 30, 1994 and 1993 and for each of the three years in the period ended September 30, 1994 appearing and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere and incorporated by reference herein and in the Registration Statement. Such consolidated financial statements and schedules are included and incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement (which term shall include any amendments thereto) on Form S-2 with the Commission under the Securities Act covering the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Company's Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the

Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Commission. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 and the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511 and 13th Floor, 7 World Trade Center, New York, New York 10048. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit are of necessity brief descriptions and are not necessarily complete. Each statement is qualified in its entirety by reference to such contract or document.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following document previously filed with the Commission by the Company pursuant to the Exchange Act, is incorporated by reference in this Prospectus and made a part hereof.

     - The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statements modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Teresa T. Ciccotelli, Secretary, AmeriSource Health Corporation, P.O. Box 959, Valley Forge, Pennsylvania 19482 (telephone (610) 296-4480).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

ANNUAL FINANCIAL STATEMENTS:

Report of Ernst & Young LLP, independent auditors.....................................    F-2

Consolidated Balance Sheets as of September 30, 1994 and 1993.........................    F-4

Consolidated Statements of Operations for the years ended September 30, 1994, 1993 and
  1992................................................................................    F-6

Consolidated Statements of Changes in Stockholders' Equity for the years ended
  September 30, 1994, 1993 and 1992...................................................    F-7

Consolidated Statements of Cash Flows for the years ended September 30, 1994, 1993 and
  1992................................................................................    F-8

Notes to Consolidated Financial Statements............................................    F-9

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of AmeriSource Distribution Corporation

     We have audited the accompanying consolidated balance sheets of AmeriSource Distribution Corporation (formerly Alco Health Distribution Corporation) and subsidiaries as of September 30, 1994 and 1993 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AmeriSource Distribution Corporation and subsidiaries at September 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in the notes to the consolidated financial statements (Notes 3 and 6), in 1994 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.

                                          ERNST & YOUNG LLP

Philadelphia, Pennsylvania
November 2, 1994, except for Note 11,
  as to which the date is December 13, 1994 and Notes 1 (Earnings Per Share) and 12, as to which date is January 30, 1995

                      [This Page Intentionally Left Blank]

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                          SEPTEMBER 30,      SEPTEMBER 30,
                                                                              1994               1993
                                                                          -------------      -------------
Current Assets
  Cash.................................................................     $  25,311          $  27,136
  Accounts receivable less allowance for doubtful accounts:
    1994 -- $9,370; 1993 -- $7,681.....................................       272,281            251,999
  Merchandise inventories..............................................       351,676            346,371
  Prepaid expenses.....................................................         2,442              1,977
                                                                          -------------      -------------
    Total current assets...............................................       651,710            627,483

Property and Equipment, at cost........................................        67,598             57,282
  Less accumulated depreciation........................................        26,416             21,176
                                                                          -------------      -------------
                                                                               41,182             36,106
Other Assets
  Excess of cost over net assets acquired..............................                          183,810
  Deferred financing costs and other, less accumulated amortization:
    1994 -- $7,239; 1993 -- $3,781.....................................        18,752             20,545
                                                                          -------------      -------------
                                                                               18,752            204,355
                                                                          -------------      -------------
                                                                            $ 711,644          $ 867,944
                                                                          ============       ============

                See notes to consolidated financial statements.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          SEPTEMBER 30,      SEPTEMBER 30,
                                                                              1994               1993
                                                                          -------------      -------------
Current Liabilities
  Current portion of other debt........................................     $     133          $     122
  Accounts payable.....................................................       449,991            379,826
  Accrued expenses.....................................................        27,485             29,771
  Accrued income taxes.................................................        11,488                604
  Deferred income taxes................................................        29,258
                                                                          -------------      -------------
    Total current liabilities..........................................       518,355            410,323
Long-Term Debt
  Revolving credit facility............................................       175,897            248,000
  Senior subordinated notes............................................       166,134            170,562
  Other debt...........................................................         1,293              1,311
  Convertible subordinated debentures..................................           238                238
  Senior debentures....................................................       144,013            129,109
                                                                          -------------      -------------
                                                                              487,575            549,220
Other Liabilities
  Deferred compensation................................................           522                701
  Other................................................................         5,918                740
                                                                          -------------      -------------
                                                                                6,440              1,441
Stockholders' Equity
  Preferred stock, $.01 par value: 5,000,000 shares authorized; none issued
  Common stock, $.01 par value:
    Class A (Voting and convertible): 30,000,000 shares authorized;
      180,387 1/2 shares issued........................................             2                  2
    Class B (Non-voting and convertible): 30,000,000 shares authorized;
      4,400,300 shares issued..........................................            44                 44
    Class C (Non-voting and convertible): 2,000,000 shares authorized;
      500,000 shares issued............................................             5                  5
  Capital in excess of par value.......................................         4,775              4,775
  Retained earnings (deficit)..........................................      (304,984)           (97,313)
  Cost of common stock in treasury.....................................          (568)              (553)
                                                                          -------------      -------------
                                                                             (300,726)           (93,040)
                                                                          -------------      -------------
                                                                            $ 711,644          $ 867,944
                                                                          ============       ============

                See notes to consolidated financial statements.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                FISCAL YEAR ENDED SEPTEMBER 30
                                                             ------------------------------------
                                                                1994         1993         1992
                                                             ----------   ----------   ----------
Revenues...................................................  $4,301,832   $3,719,025   $3,329,909
Costs and Expenses
  Cost of goods sold.......................................   4,066,641    3,509,587    3,130,186
  Selling and administrative...............................     146,644      135,805      131,245
  Environmental remediation................................       4,075
  Depreciation.............................................       6,640        5,809        5,384
  Write-off of excess of cost over net assets acquired.....     179,824
  Interest.................................................      62,611       66,696       71,025
  Non-recurring charges....................................                    2,223        2,244
                                                             ----------   ----------   ----------
                                                              4,466,435    3,720,120    3,340,084
                                                             ----------   ----------   ----------
(Loss) Before Taxes, Extraordinary Items and Cumulative
  Effects of Accounting Changes............................    (164,603)      (1,095)     (10,175)
Taxes on Income............................................       7,814        6,379        2,649
                                                             ----------   ----------   ----------
  (Loss) Before Extraordinary Items and Cumulative Effects
     of Accounting Changes.................................    (172,417)      (7,474)     (12,824)
Extraordinary Charge -- early retirement of debt, net of
  income tax benefit.......................................        (656)     (11,890)
Extraordinary Credits:
  Settlement of litigation.................................                                 4,486
  Reduction of income tax provision from carryforward of
     prior year operating losses...........................                      746        1,862
Cumulative effect of change in accounting for
  postretirement benefits other than pensions..............      (1,199)
Cumulative effect of change in accounting for income
  taxes....................................................     (33,399)
                                                             ----------   ----------   ----------
          Net (Loss).......................................  $ (207,671)  $  (18,618)  $   (6,476)
                                                              =========    =========    =========
(Loss) per share
  (Loss) Before Extraordinary Items and Cumulative Effects
     of Accounting Changes.................................  $   (11.69)  $     (.51)  $     (.87)
  Extraordinary Items......................................        (.04)        (.75)         .43
  Cumulative effect of change in accounting for
     postretirement benefits other than pensions...........        (.08)
  Cumulative effect of change in accounting for income
     taxes.................................................       (2.27)
                                                             ----------   ----------   ----------
          Net (Loss).......................................  $   (14.08)  $    (1.26)  $     (.44)
                                                              =========    =========    =========

                See notes to consolidated financial statements.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                CAPITAL                COMMON
                                        COMMON STOCK           IN EXCESS   RETAINED    STOCK
                                 ---------------------------    OF PAR     EARNINGS      IN
                                 CLASS A   CLASS B   CLASS C     VALUE     (DEFICIT)   TREASURY   TOTAL
                                 -------   -------   -------   ---------   ---------   ------   ---------
September 30, 1991.............    $ 2       $44       $ 5      $ 4,447    $ (72,219)  $(550 )  $ (68,271)
  Net (loss)...................                                               (6,476)              (6,476)
                                    --                  --
                                           -------             ---------   ---------   ------   ---------
September 30, 1992.............      2        44         5        4,447      (78,695)   (550 )    (74,747)
  Net (loss)...................                                              (18,618)             (18,618)
  Repurchase of stock
     options...................                                     (18)                              (18)
  Purchase of 1,187 1/2 shares
     of Class A Common Stock...                                                           (3 )         (3)
  Capital contribution.........                                     346                               346
                                    --                  --
                                           -------             ---------   ---------   ------   ---------
September 30, 1993.............      2        44         5        4,775      (97,313)   (553 )    (93,040)
  Net (loss)...................                                             (207,671)            (207,671)
  Purchase of 15,000 shares of
     Class A Common Stock......                                                          (15 )        (15)
                                    --                  --
                                           -------             ---------   ---------   ------   ---------
September 30, 1994.............    $ 2       $44       $ 5      $ 4,775    $(304,984)  $(568 )  $(300,726)
                                 ======    ======    ======     =======    =========   ======   =========

                See notes to consolidated financial statements.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                             FISCAL YEAR ENDED SEPTEMBER 30
                                                         ---------------------------------------
                                                           1994           1993           1992
                                                         ---------     -----------     ---------
OPERATING ACTIVITIES
  Net (loss)...........................................  $(207,671)    $   (18,618)    $  (6,476)
  Adjustments to reconcile net (loss) to net cash
     provided by (used in) operating activities:
     Depreciation......................................      6,640           5,809         5,384
     Amortization......................................      8,120           9,407        11,510
     Provision for losses on accounts receivable.......      4,612           3,186         3,443
     Loss on disposal of property and equipment........        185           2,267           332
     Write-off of excess of cost over net assets
       acquired........................................    179,824
     Provision for deferred income taxes...............     (5,055)
     Loss on early retirement of debt..................        679          16,658
     Gain on settlement of litigation..................                                   (4,486)
     Cumulative effects of accounting changes..........     34,598
  Changes in operating assets and liabilities:
       Accounts receivable.............................    (24,894)         (6,115)      (31,130)
       Merchandise inventories.........................     (5,305)        (10,346)      (65,048)
       Prepaid expenses................................       (465)            (33)          377
       Accounts payable, accrued expenses and income
          taxes........................................     76,847          77,102        57,080
       Payments to settle litigation...................                                   (5,250)
       Debentures issued in lieu of payment of
          interest.....................................     14,904          20,378        17,231
       Other long-term liabilities.....................      4,075
  Miscellaneous........................................     (3,083)           (520)         (974)
                                                         ---------     -----------     ---------
     NET CASH PROVIDED BY (USED IN)
       OPERATING ACTIVITIES............................     84,011          99,175       (18,007)
INVESTING ACTIVITIES
  Capital expenditures.................................     (8,483)         (7,571)       (8,297)
  Proceeds from sales of property and equipment........        457           1,500           642
                                                         ---------     -----------     ---------
     NET CASH (USED IN) INVESTING ACTIVITIES...........     (8,026)         (6,071)       (7,655)
FINANCING ACTIVITIES
  Long-term debt borrowings............................    854,661         993,864       882,000
  Long-term debt repayments............................   (931,857)     (1,060,303)     (873,197)
  Deferred financing costs.............................       (589)        (13,660)       (3,131)
  Capital contribution.................................                        346
  Repurchase of stock options..........................        (10)            (18)
  Purchases of treasury stock..........................        (15)             (3)
                                                         ---------     -----------     ---------
     NET CASH (USED IN) PROVIDED BY
       FINANCING ACTIVITIES............................    (77,810)        (79,774)        5,672
                                                         ---------     -----------     ---------
(DECREASE) INCREASE IN CASH............................     (1,825)         13,330       (19,990)
Cash at beginning of year..............................     27,136          13,806        33,796
                                                         ---------     -----------     ---------
CASH AT END OF YEAR....................................  $  25,311     $    27,136     $  13,806
                                                         =========      ==========     =========

                See notes to consolidated financial statements.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     AmeriSource Distribution Corporation (formerly Alco Health Distribution Corporation) ("Distribution") is a Delaware corporation organized by an affiliate of 399 Venture Partners Inc. ("VPI"), and other investors, including members of management of AmeriSource Corporation ("AmeriSource") (formerly Alco Health Services Corporation). Distribution was formed in November 1988 to acquire AmeriSource in a leveraged buyout transaction (the "Acquisition"). The accompanying financial statements present the consolidated financial position, results of operations and cash flows of Distribution and its wholly-owned subsidiary, AmeriSource Corporation (collectively, the "Company") as of the dates and for the periods indicated. All material intercompany accounts and transactions have been eliminated in consolidation.

  Business

     The Company is a wholesale distributor of pharmaceuticals and related health care products.

  Concentrations of Credit Risk

     The Company sells its merchandise inventories to a large number of customers in the health care industry including independent drug stores, chain drug stores, hospitals, mass merchandisers, clinics and nursing homes. The Company's trade accounts receivable are exposed to credit risk, however, the risk is limited due to the diversity of the customer base and the customer base's wide geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial conditions. The Company maintains reserves for potential bad debt losses and such bad debt losses have been historically within the Company's expectations.

  Merchandise Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method, which results in a matching of current costs and revenues. On a supplemental basis, if the first-in, first-out
(FIFO) method of valuation had been used for determining costs, inventories would have been approximately $88,327,000 and $83,022,000 higher than the amounts reported at September 30, 1994 and 1993, respectively.

  Depreciation

     The cost of property and equipment is depreciated over the estimated useful lives of the related assets by the straight-line method.

  Deferred Financing Costs

     Deferred financing fees and related expenses are being amortized over 3 to 12 years.

  Pension Plans

     Pension costs, which are primarily computed using the projected unit credit cost method, are funded based on the minimum required contribution under the Employee Retirement Income Security Act of 1974.

  Revenue Recognition

     The Company recognizes revenues at the point at which product is shipped.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Earnings Per Share

     Earnings per share are based on 14,750,000 shares, (as adjusted for the 2.95-for-1 stock split as discussed in Note 12) representing the weighted average shares outstanding during the periods presented including the effect of the Distribution Plan and the 1991 Option Plan stock options (Note 6), since all of the options outstanding under these plans will be satisfied with shares purchased or to be purchased from VPI at $1.00 per share, pursuant to a prior agreement.

NOTE 2 -- EXCESS OF COST OVER NET ASSETS ACQUIRED

     The excess of cost over net assets acquired ("goodwill") was recorded at the time of the Acquisition in 1988. Since the Acquisition, the Company has been unable to achieve the operating results projected at the time of the Acquisition. The projections at the time of the Acquisition were developed based on historical experience, industry trends and management's estimates of future performance. These projections assumed significant growth rates in revenues, stable gross profit margins and cash flow from operations to reduce Acquisition indebtedness and did not anticipate long-term losses or indicate an inability to recover the value of goodwill. Due to persistent competitive pressures and a shift in the customer mix to larger volume, lower margin customers, gross profit margins have declined from 7.10% in fiscal 1989 to 5.63% in fiscal 1993 and 5.47% in fiscal 1994, resulting in: operating results which are substantially below the projections made at the time of the Acquisition; an increase in the Company's indebtedness; and an accumulated deficit in retained earnings at June 30, 1994 before the goodwill write-off of $126.4 million.

     During the period since the Acquisition, the Company has been affected by price competition for market share within the industry, health care industry consolidation and the impact of group purchasing organizations, managed care and health care reform on drug prices. Until fiscal 1994, the Company believed the results since the Acquisition were not indicative of long-term market conditions affecting pricing within the industry. In fiscal 1994, the Company determined its poor operating results since the Acquisition and its expectations for future operating results were being significantly affected by fundamental changes in the market place in which the Company operates. As these factors became clear and in conjunction with the increases in interest rates, a detailed comprehensive evaluation of the Company's future prospects was prepared. The evaluation determined the Company's financial losses were and continue to be significantly affected by price sensitivity, aggressive pricing by better capitalized competitors, consolidations in the wholesale drug distribution industry and the impact of larger buying groups. Based on current industry trends, interest rate trends and the health care reform environment, in the third quarter of fiscal 1994, the Company concluded that the projected operating results (the "Projection") would not support the future recovery of the remaining goodwill balance.

     The methodology employed to assess the recoverability of the Company's goodwill was to project results of operations forward 36 years, which approximated the remaining amortization period of the goodwill balance at June 30, 1994. The Company then evaluated the recoverability of goodwill on the basis of the Projection.

     The Projection reflects significant cumulative losses indicating that the carrying value of goodwill is not recoverable. Unless the Company is able to develop successful strategic, operating or financing initiatives which would change the assumptions used in the Projection, the projected future operating results based on these assumptions is the best estimate of the Company's projected performance given the Company's existing high leverage and industry trends. As a result, the Company concluded that the carrying value of goodwill could not be recovered from expected future operations. Accordingly, the Company wrote off its remaining goodwill balance of $179.8 million in the third quarter of fiscal 1994. More importantly, while the Company believes the reliability of any projection over such an extended period is highly uncertain, the Projection also indicates that the Company's long-term viability will require modification of its current capital structure to reduce its indebtedness and increase its equity in the near to mid-term future. While the Projection indicates

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 2 -- EXCESS OF COST OVER NET ASSETS ACQUIRED -- (CONTINUED) that in fiscal 1998 cash flow from operations will not be sufficient to satisfy required interest and principal payments on its current debt obligations, the Company believes and the Projection indicates, that cash flow generated from operations in the near-term (fiscal years 1995 through 1997) is sufficient to service its current debt obligations. No assurance can be given that the Company will be successful in efforts to restructure or recapitalize in order to be able to operate in a profitable manner for the long-term.

NOTE 3 -- TAXES ON INCOME

     The income tax provision (benefit) is as follows (in thousands):

                                                                   FISCAL YEAR ENDED SEPTEMBER
                                                                               30
                                                                  -----------------------------
                                                                   1994        1993       1992
                                                                  -------     ------     ------
Current provision
     Federal....................................................  $12,147     $4,633     $2,574
     State and local............................................      853      1,746         75
                                                                  -------     ------     ------
                                                                   13,000      6,379      2,649
                                                                  -------     ------     ------
Deferred provision (benefit)
     Federal....................................................   (5,625)
     State and local............................................      439
                                                                  -------     ------     ------
                                                                   (5,186)        --         --
                                                                  -------     ------     ------
Provision for income taxes......................................  $ 7,814     $6,379     $2,649
                                                                  =======     ======     ======

     A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

                                                                   FISCAL YEAR ENDED SEPTEMBER
                                                                               30
                                                                  -----------------------------
                                                                   1994       1993        1992
                                                                  ------     -------     ------
Statutory federal income tax rate...............................    35.0%       34.8%      34.0%
State and local income tax rate, net of federal tax benefit.....     (.3)     (104.1)       (.5)
Tax effect of operating loss carryover..........................     6.1                  (13.5)
Amortization of difference in book and tax bases of net assets
  acquired......................................................   (39.2)     (168.6)     (20.3)
Alternative minimum tax.........................................              (274.2)     (20.3)
Other...........................................................    (6.3)      (70.5)      (5.4)
                                                                  ------     -------     ------
Effective income tax rate.......................................    (4.7)%    (582.6)%    (26.0)%
                                                                  ======     =======     ======

     Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (Statement 109), which requires a change in the method of accounting for income taxes from the deferred method to the liability method. In accordance with Statement 109, the Company recorded an adjustment of $33.4 million for the cumulative effect of adopting Statement 109 as of October 1, 1993. As permitted under Statement 109, prior period financial statements have not been restated. The cumulative effect adjustment relates principally to the provision of deferred income taxes to reflect the tax consequences on future years of the difference between the tax and financial reporting basis of merchandise inventories.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 3 -- TAXES ON INCOME -- (CONTINUED)
     Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. Significant components of the Company's deferred tax liabilities (assets) as of September 30, 1994 are as follows (in thousands):

Inventory.........................................................................  $ 35,712
Fixed assets......................................................................     4,654
Other.............................................................................       351
                                                                                    --------
     Gross deferred tax liabilities...............................................    40,717
                                                                                    --------
Net operating losses and tax credit carryovers....................................   (11,554)
Allowance for doubtful accounts...................................................    (3,748)
Accrued expenses..................................................................    (3,524)
Other postretirement benefits.....................................................      (497)
Other.............................................................................    (3,173)
                                                                                    --------
     Gross deferred tax assets....................................................   (22,496)
                                                                                    --------
Valuation allowance for deferred tax assets.......................................    10,350
                                                                                    --------
     Net deferred tax liabilities.................................................  $ 28,571
                                                                                    ========

     The valuation allowance for deferred tax assets was $17.6 million at October 1, 1993. For the fiscal years ended September 30, 1993 and 1992, the deferred income tax provision (benefit) resulted from timing differences in the recognition of certain expenses for tax and financial reporting purposes. Due to limitations on the utilization of tax losses, the Company did not recognize any deferred income tax (benefit) in 1993 or 1992. The principal components of deferred taxes are as follows (in thousands):

                                                                                FISCAL YEAR
                                                                              ENDED SEPTEMBER
                                                                                    30
                                                                             -----------------
                                                                              1993       1992
                                                                             ------     ------
Bad debts..................................................................  $ (254)    $  360
Deferred compensation......................................................     164        (31)
Interest...................................................................               (491)
Inventory..................................................................    (725)      (492)
Insurance..................................................................     113       (207)
Fixed assets...............................................................    (970)
Other......................................................................    (138)      (149)
Amount not recognized......................................................   1,810      1,010
                                                                             ------     ------
                                                                             $   --     $   --
                                                                             ======     ======

     An unused tax net operating loss carry-over of $6,910,000 expiring in 2008, is available to offset future taxable income.

     The Company was subject to the alternative minimum tax for the fiscal years ended September 30, 1994 and September 30, 1992. The alternative minimum tax is imposed at a 20% rate on the Company's alternative minimum taxable income which is determined by making statutory adjustments to the Company's regular taxable income. Net operating loss carryforwards were used to offset up to 90% of the Company's alternative minimum taxable income. For 1992, the effect of utilizing the net operating loss carryforward is represented for financial reporting purposes as an extraordinary credit. The alternative minimum tax paid is allowed as an indefinite credit carryover against the Company's regular tax liability in the future when the Company's

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 3 -- TAXES ON INCOME -- (CONTINUED) regular tax liability exceeds the alternative minimum tax liability. As of September 30, 1994, the Company has a $7,142,000 alternative minimum tax credit carryforward.

     Income tax payments (refunds) amounted to $3,891,000, $395,000 and $(1,089,000) in the years ended September 30, 1994, 1993 and 1992, respectively.

NOTE 4 -- LONG-TERM DEBT

     On March 30, 1993, AmeriSource entered into a credit agreement (the "Credit Agreement") with a syndicate of financial institutions providing senior secured facilities of up to $425 million. The Credit Agreement provides for initial borrowings based on commitments of $380 million, consisting of a term loan of $20 million and a revolving credit loan of up to $360 million. The maximum amount that may be borrowed under the Credit Agreement is limited to the extent of a sufficient borrowing base, which is essentially 85% of eligible accounts receivable and 60% of eligible inventory. Under the terms of the Credit Agreement, AmeriSource has pledged substantially all its assets to secure its borrowings under the Credit Agreement and AmeriSource's parent, Distribution, has pledged the common stock of AmeriSource. The term loan matures, and the commitment of the syndicate to make revolving credit loans expires, on April 1, 1996.

     The term loan and the revolving credit loan bear interest at a rate per annum equal to, at AmeriSource's option, LIBOR plus 3% or the prime rate plus
1 1/2%. AmeriSource has entered into a two-year interest rate cap of 12% with respect to $100 million in borrowings under the revolving credit loan for the purpose of limiting AmeriSource's exposure to an increase in interest rates. In addition, AmeriSource is required to pay a fee of 1/2% per annum on the average unused portion of the revolving credit loan commitment plus a $200,000 annual administration fee. The Credit Agreement, as amended, contains certain restrictive covenants and requires AmeriSource, among other things, to maintain minimum defined net worth levels, satisfy certain financial ratios and places certain limitations on investments, capital expenditures, additional debts, changes in capital structure and dividend payments.

     At September 30, 1994, the $20 million outstanding under the term loan and the $156 million outstanding under the revolving credit loan bore interest at the rate of 8.10% per annum. Initial borrowings under the Credit Agreement were used to extinguish the obligations outstanding under AmeriSource's former revolving credit facility, which was due to expire in December, 1993. An extraordinary loss of $3.3 million, net of a tax benefit of $1.3 million, was recorded during the fiscal year ended September 30, 1993 representing the write-off of the unamortized financing fees relating to the former revolving credit facility. In connection with the Credit Agreement, the Company incurred approximately $7.7 million in financing fees which have been deferred and are being amortized on a straight-line basis over the three year term of the indebtedness.

     The 14 1/2% Senior Subordinated Notes (the "Notes") were sold on September 15, 1989 in a public offering and are due September 15, 1999. The Notes are unsecured obligations and are subordinated to the Credit Agreement and certain other indebtedness, and may be redeemed at the option of the Company at a premium, together with accrued and unpaid interest to the redemption date, at any time on or after September 15, 1994. If, for the twelve-month period ending on each of August 31, 1996 and 1997, the Company's consolidated fixed charge ratio (as defined) exceeds 1.5 to 1, the Company shall be required to redeem or otherwise repurchase in the open market and retire 5% and 10%, respectively, of the principal amount of the Notes. The Company shall not be required to make such redemption or repurchase until such time, and to the extent, funds become available under the Credit Agreement or any successor or replacement facility. In addition, the Company is required to redeem on August 31, 1998, 50% of the aggregate principal amount of the Notes originally issued, reduced by any prior redemptions or repurchases. During the fiscal year ended September 30, 1993, the Company purchased and retired $4.4 million of the Notes. Premiums on the fiscal 1993 purchases resulted in an extraordinary loss of $549,000, net of a tax benefit of $222,000. During the

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 4 -- LONG-TERM DEBT -- (CONTINUED)
fiscal year ended September 30, 1994, the Company purchased and retired an additional $4.4 million of Notes, resulting in an extraordinary charge of $679,000, net of a tax benefit of $23,000, consisting of the write-off of related unamortized financing fees and premiums paid on redemption.

     During the fiscal year ended September 30, 1994, the Company completed an exchange of $40,329,000 principal amount of 14 1/2% Senior Subordinated Notes due 1999, Series A (the "New Notes") and $101,000 in cash for $40,329,000 principal amount of its Notes. The only material difference between the terms of the New Notes and the terms of the Notes is that the indenture of the New Notes does not have the minimum consolidated net worth provisions set forth in the indenture of the Notes. The indenture of the Notes requires the Company to maintain a consolidated net worth (as defined) of $80 million. If the Company's consolidated net worth, as defined in the indenture of the Notes, is less than $80 million at the end of each of any two consecutive fiscal quarters, the Company is required to offer to purchase (the "Offer") an amount of Notes equal to 20% of the principal amount of Notes outstanding at the time the Offer is made. The purchase price in any Offer is equal to 100% of the principal amount purchased plus accrued interest to the date of purchase. The Offer required could be triggered if the Company generated losses from operations, had charges or expenses relating to a restructuring or recapitalization, or reductions in the book value of tangible or intangible assets, if in each case the losses or charges are of a sufficient magnitude. As a result of the elimination of the minimum consolidated net worth provision in the indenture of the New Notes, the Company would not be required to make an Offer to holders of the New Notes, even in the event of a material decrease in the Company's consolidated net worth. In addition to the exchange noted above, the Company paid the holders of an aggregate of $125,388,000 in principal amount of Notes cash consideration of $520,000 in exchange for each holder's agreement not to tender any of the Notes as a result of any required Company Offer or to exercise any rights they have or may have with respect to the consolidated net worth provision of the indenture of the Notes. The total cash consideration of $621,000 noted above as well as related fees and expenses of $600,000 were recognized as interest expense during the fiscal year ended September 30, 1994.

     On July 26, 1993, Distribution issued $126.5 million principal amount of
11 1/4% Senior Debentures ("Senior Debentures") due 2005 in a public offering. Interest on the Senior Debentures will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1994. Through and including the semi-annual interest payment due July 15, 1998, Distribution may elect, at its option, to issue additional Senior Debentures in satisfaction of its interest payment obligations. The Senior Debentures are senior unsecured obligations of Distribution and rank pari passu in right of payment with all senior borrowings of Distribution and senior in right of payment to all subordinated indebtedness of Distribution. As indebtedness of Distribution, the Senior Debentures are structurally subordinated to all indebtedness and other obligations of AmeriSource. Substantially all the net proceeds of the offering (approximately $122 million) were applied to redeem the 18% Senior Subordinated Debentures, 18 1/2% Merger Debentures and 19 1/2% Junior Subordinated Debentures of Distribution at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of redemption. The indenture relating to the Senior Debentures contains restrictions relating to, among other things, the payment of dividends, the repurchase of stock and the making of certain other restricted payments, the incurrence of additional indebtedness and the issuance of preferred stock, the creation of certain liens, certain asset sales, transactions with subsidiaries and other affiliates, dividends and other payment restrictions affecting subsidiaries, and mergers and consolidations. The debt refinancing resulted in an extraordinary charge of $12.8 million during the fiscal year ended September 30, 1993 relating to the redemption of the Merger Debentures and the write-off of deferred financing costs, net of a tax benefit of $3.2 million. In connection with the Senior Debentures, the Company incurred approximately $5.1 million in financing fees which have been deferred and are being amortized on a straight-line basis over the twelve year life of the indebtedness.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 4 -- LONG-TERM DEBT -- (CONTINUED)
     The indentures governing the Credit Agreement, the Notes, the New Notes and the Senior Debentures contain restrictions and covenants, as amended, which include limitations on incurrence of additional indebtedness, prohibition of indebtedness senior to the Notes and New Notes and junior to the Credit Agreement, restrictions on distributions and dividends to stockholders, including Distribution, transactions with affiliates and certain corporate acts such as mergers, consolidations and the sale of substantially all assets. Additional covenants require compliance with financial tests, including current ratio, leverage, interest coverage ratio, fixed charge coverage and maintenance of minimum net worth.

     Interest paid on the above indebtedness during the fiscal years ended September 30, 1994, 1993 and 1992 amounted to $46.1 million, $39.7 million and $52.2 million, respectively.

     Financing fees and expenses incurred with respect to the above indebtedness have been capitalized and are being amortized over the terms of the related indebtedness. Total amortization of these fees and expenses (included in interest expense) for the fiscal years ended September 30, 1994, 1993 and 1992 was $4.0 million, $3.9 million and $4.0 million, respectively.

     The carrying amount of the Company's revolving credit facility approximates fair value. The combined fair value of the Notes and New Notes is approximately $176 million and is based on quoted market prices. The fair value of the Senior Debentures is approximately $145 million and is based on quotes from brokers. It was not practicable to estimate the fair value of the other debt or convertible subordinated debentures.

NOTE 5 -- COMMON STOCK

     The holders of the Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Distribution. Except as otherwise required by law, holders of the Class B common stock and Class C common stock generally do not possess the right to vote on any matters to be voted upon by the stockholders of Distribution.

     The holders of the Class A common stock may elect at any time to convert any or all such shares into the Class B common stock on a share-for-share basis. Holders of the Class B common stock may elect at any time to convert any or all of such shares into the Class A common stock, on a share-for-share basis, to the extent the holder thereof is not prohibited from owning additional voting securities by virtue of regulatory restrictions.

     The Class C common stock is subject to substantial restrictions on transfer and has certain registration and "take-along" rights. A share of Class C common stock will automatically be converted into a share of Class A common stock (a) immediately prior to its sale in a subsequent public offering or (b) at such time as such share of Class C common stock has been sold publicly after a subsequent public offering in a transaction that complies with any maximum quantity limitations applicable to such sale. Once a share of Class C common stock has been converted into Class A common stock it will no longer be subject to any restrictions on transfer nor will it be entitled to the benefits of registration and take-along rights.

     During fiscal 1992, the Company increased the number of shares of Class A common stock and Class B common stock authorized to be issued from 10,000,000 each to 30,000,000 each and increased the number of shares of Class C common stock authorized to be issued from 500,000 to 2,000,000. During fiscal 1993, 1,187 1/2 shares of Class A common stock were purchased as treasury stock. During fiscal 1994, 15,000 shares of Class A common stock were purchased as treasury stock.

NOTE 6 -- PENSION AND OTHER BENEFIT PLANS

     AmeriSource provides a benefit for the majority of its employees under noncontributory defined benefit pension plans. For each employee, the benefits are based on years of service and average compensation.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 6 -- PENSION AND OTHER BENEFIT PLANS -- (CONTINUED)
     A summary of the components of net periodic pension cost charged to expense for the company-sponsored defined benefit pension plans together with contributions charged to expense for a multi-employer union administered defined benefit pension plan the Company participates in follows (in thousands):

                                                                    FISCAL YEAR ENDED SEPTEMBER
                                                                                30
                                                                    ---------------------------
                                                                     1994      1993      1992
                                                                    -------   -------   -------
Service cost......................................................  $ 2,198   $ 1,912   $ 1,669
Interest cost on projected benefit obligation.....................    2,165     2,034     1,879
Actual return on plan assets......................................      (13)   (2,842)   (3,090)
Net amortization and deferral.....................................   (2,038)      979     1,490
                                                                    -------   -------   -------
Net pension cost of defined benefit plans.........................    2,312     2,083     1,948
Net pension cost of multi-employer plan...........................      142       110        91
                                                                    -------   -------   -------
Total pension expense.............................................  $ 2,454   $ 2,193   $ 2,039
                                                                    =======   =======   =======

     The following table sets forth (in thousands) the funded status and amount recognized in the consolidated balance sheets for the company-sponsored defined benefit pension plans:

                                                            1994                        1993
                                                  -------------------------   -------------------------
                                                    ASSETS      ACCUMULATED     ASSETS      ACCUMULATED
                                                    EXCEED       BENEFITS       EXCEED       BENEFITS
                                                  ACCUMULATED     EXCEED      ACCUMULATED     EXCEED
                                                   BENEFITS       ASSETS       BENEFITS       ASSETS
                                                  -----------   -----------   -----------   -----------
Plan assets at fair value.......................    $24,457       $   333       $24,155        $ 280
Actuarial present value of benefit obligations:
     Vested.....................................     22,420         1,168        20,898          603
     Accumulated, not vested....................        421           210           576          171
                                                  -----------   -----------   -----------   -----------
Accumulated benefit obligations.................     22,841         1,378        21,474          774
     Effect of future pay increases.............      8,559            17         7,987          113
                                                  -----------   -----------   -----------   -----------
Projected benefit obligation....................     31,400         1,395        29,461          887
                                                  -----------   -----------   -----------   -----------
Plan assets (less than) projected benefit
  obligation....................................     (6,943)       (1,062)       (5,306)        (607)
Unrecognized net transition asset...............       (996)                     (1,167)
Unrecognized prior service cost.................      3,380           733         3,680          357
Adjustment to recognize minimum liability.......                     (813)                      (372)
Unrecognized net loss related to assumptions....      4,013           149         2,117          128
                                                  -----------   -----------   -----------   -----------
Pension (liability) recognized in balance
  sheet.........................................    $  (546)      $  (993)      $  (676)       $(494)
                                                  =========     =========     =========     =========

     Assumptions used in computing the funded status of the plans were as follows:

                                                                1994       1993      1992
                                                               ------     ------     -----
    Discount rate............................................   7.75%      7.25%      8.0%
    Rate of increase in compensation levels..................   6.25%      5.75%      6.5%
    Expected long-term rate of return on assets..............  10.00%     10.00%     10.0%

     Plan assets at September 30, 1994 are invested principally in listed stocks, corporate and government bonds and cash equivalents.

     Additionally, the Company sponsors the Employee Investment Plan, a defined contribution 401(k) plan, which covers salaried and certain hourly employees. Eligible participants may contribute to the plan up to 2%

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 6 -- PENSION AND OTHER BENEFIT PLANS -- (CONTINUED) to 6% of their regular compensation before taxes. The Company matches the employee contributions in an amount equal to 50% of the participants' contributions. An additional discretionary Company contribution in an amount not to exceed 50% of the participants' contributions may also be made depending upon the Company's performance. All contributions are invested at the direction of the employee in one or more funds. Employer contributions vest over a five-year period depending upon an employee's years of service. Costs of the plan charged to expense for the fiscal years ended September 30, 1994, 1993 and 1992 amounted to $1,093,000, $792,000 and $926,000, respectively.

     Distribution adopted the AmeriSource Distribution Corporation and Subsidiaries Employee Stock Purchase Plan (the "Distribution Plan") to enable key members of management of AmeriSource to participate in the equity ownership of Distribution. The securities subject to the Distribution Plan are Distribution's Class A common stock. The purchase price for shares of Distribution was $1.00 per share. Eligible management participants with prior AmeriSource options were required to defer the purchase of some or all of the Distribution Class A common stock allocated to them. Pursuant to the Distribution Plan, management investors, on November 3, 1989, purchased options on 581,812 1/2 shares of Distribution's Class A common stock which became exercisable in 20% annual increments commencing on January 1, 1990 and expire five years after the date of grant, or if Distribution has not gone public or been sold within that five-year period, at the earlier of (i) 10 years from the date of grant, (ii) the date Distribution is sold or (iii) 90 days after the date Distribution goes public. During fiscal 1991 and 1993, respectively, 21,312 1/2 and 41,312 1/2 options purchased by management investors in fiscal 1990 were extinguished. No options were exercised during fiscal 1994 or 1993 and no additional options will be issued under the Distribution Plan. As of September 30, 1994, there were 519,187 1/2 options outstanding under the Distribution Plan, all of which were exercisable.

     Distribution adopted the AmeriSource Distribution Corporation Partners Stock Option Plan (the "Partners Plan") to enable other employees of AmeriSource to participate in the equity ownership of Distribution. On March 2, 1991, options to acquire 124,800 shares of Distribution Class A common stock were granted at an exercise price of $1.00 per share. The options under the Partners Plan became exercisable when they vested on September 30, 1994 and expire on December 31, 1994. If an option terminates or expires without having been exercised, no new options may be granted covering the shares subject to such option, and such shares shall cease to be reserved for future issuance under the Partners Plan. No additional options will be granted under the Partners Plan. During fiscal 1991, 3,200 options were canceled and during fiscal 1992 an additional 6,400 options were canceled, leaving 115,200 options outstanding under the Partners Plan as of September 30, 1994.

     Distribution adopted the AmeriSource Distribution Corporation 1991 Stock Option Plan (the "1991 Option Plan") for the granting of non-qualified stock options to acquire up to an aggregate of 362,500 shares of Distribution Class A common stock. The options granted to certain members of the Company's management under the 1991 Stock Option Plan represented the shares unallocated under the Distribution Plan and options never granted under a performance stock option plan originally announced by Distribution in 1989 and reflect achievement in the Company's operating performance through fiscal year ended September 30, 1991. The options granted under the 1991 Option Plan are not subject to forfeiture, exercisable at the rate of 50% per year on each of January 1, 1993 and January 1, 1994 and expire on November 3, 1994, or if prior to November 3, 1994, Distribution has not gone public or been sold, then at the earlier of (i) November 3, 1999, (ii) the date Distribution is sold or (iii) 90 days after the date Distribution goes public. During fiscal 1994, 10,000 options were extinguished, leaving 352,500 options outstanding at an exercise price of $1.00 per share under the 1991 Option Plan as of September 30, 1994.

     The Company's 1992 Stock Option Plan (the "1992 Option Plan"), which was adopted by the Board of Directors on March 31, 1992 and approved by the stockholders on April 7, 1992, provides for the granting over

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 6 -- PENSION AND OTHER BENEFIT PLANS -- (CONTINUED) time of non-qualified stock options to acquire up to approximately 1.7 million shares of Distribution Class A common stock to employees of the Company. Such options will be granted based upon performance and with vesting schedules to be determined at the time of grant. Under the 1992 Option Plan, the exercise price of options will not be less than the fair market value of the Class A common stock on the date of the grant. Options granted to employees will not be exercisable after the expiration of six years from the date of the grant or such sooner date as determined. No options have been granted under the 1992 Option Plan.

     As a result of special termination benefit packages previously offered, the Company provides medical, dental and life insurance benefits to certain retirees and their dependents. These benefit plans are unfunded. Prior to October 1, 1993, the Company recognized the expenses for these plans on the cash basis. Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement 106), which requires that the cost of postretirement health care benefits be recognized on the accrual basis as employees render service to earn the benefit instead of on the cash basis when the benefits are paid. As of October 1, 1993, the Company adopted Statement 106 by recognizing the accumulated obligation related to these benefits. The cumulative effect of this change in accounting principle resulted in a non-cash charge to net income of $1.2 million. In addition to the cumulative effect adjustment, the expense for postretirement benefits other than pensions for the fiscal year ended September 30, 1994, was $80,000, approximately equal to the cash payments. The cash payments for such benefits in fiscal years 1993 and 1992, respectively, were approximately the same as fiscal 1994. Since the plans are unfunded and relate only to certain retirees, the fiscal 1994 expense accrual for these benefits consisted solely of an interest cost component. The accumulated postretirement benefit obligation was $1.1 million as of September 30, 1994. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% at October 1, 1993 and September 30, 1994, respectively. A health care cost trend rate of 11.4% was assumed for fiscal 1995, gradually declining to an ultimate level of 5.5% over 15 years. Increasing the assumed health care cost trend rates by 1% in each year and holding all other assumptions constant, would increase the accumulated postretirement benefit obligation as of September 30, 1994 by $77,500 and increase the postretirement benefit cost in fiscal 1994 by $7,000.

NOTE 7 -- LEASES

     The costs of capital leases are included in property and equipment and the obligations therefor in other debt. Related amortization is included in depreciation. At September 30, 1994, future minimum payments totaling $21,346,000 under noncancelable operating leases with remaining terms of more than one year were due as follows: 1995 -- $6,214,000; 1996 -- $5,197,000;
1997 -- $3,390,000; 1998 -- $1,885,000; 1999 -- $1,281,000; thereafter (through
2004) -- $3,379,000. In the normal course of business, operating leases are generally renewed or replaced by other leases.

     Total rental expense was $6,168,000 in 1994, $6,034,000 in 1993 and
$5,647,000 in 1992.

NOTE 8 -- LEGAL MATTERS AND CONTINGENCIES

     In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings and governmental investigations, including antitrust, environmental, product liability and regulatory agency matters. In some of these proceedings, plaintiffs may seek to recover large and sometimes unspecified amounts and the matters may remain unresolved for several years. The Company does not believe that these matters, individually or in the aggregate, will have a material adverse effect on its business or financial condition.

     In November 1993, the Company was named a defendant, along with six other wholesale distributors and twenty-four pharmaceutical manufacturers, in fourteen civil actions filed by independent retail pharmacies in

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 8 -- LEGAL MATTERS AND CONTINGENCIES -- (CONTINUED) the United States District Court for the Southern District of New York. Plaintiffs seek to establish these lawsuits and over thirty-four others (to which the Company is not a party) filed by other pharmacies as class actions. In essence, these lawsuits all claim that the manufacturer and wholesaler defendants have combined, contracted and conspired to fix the prices charged to plaintiffs and class members for prescription brand name pharmaceuticals. Specifically, plaintiffs claim that the defendants use "chargeback agreements" to give some institutional pharmacies discounts that are not made available to retail drug stores. Plaintiffs seek injunctive relief, treble damages, attorneys' fees and costs. These actions have been transferred to the United States District Court for the Northern District of Illinois for consolidated and coordinated pretrial proceedings. Effective October 26, 1994, the Company entered into a Judgment Sharing Agreement with other wholesaler and pharmaceutical manufacturer defendants. Under the Judgment Sharing Agreement:
(a) the manufacturer defendants agreed to reimburse the wholesaler defendants for litigation costs incurred, up to an aggregate of $9 million; and (b) if a judgment is entered into against both manufacturers and wholesalers, the total exposure for joint and several liability of the Company is limited to the lesser of 1% of such judgment or one million dollars. In addition, the Company has released any claims which it might have had against the manufacturers for the claims presented by the plaintiffs in these lawsuits. The Judgment Sharing Agreement covers the federal court litigation as well as the cases which have been filed in various state courts. The Company believes it has meritorious defenses to the claims asserted in these lawsuits and intends to vigorously defend itself in all of these cases.

     The Company has become aware that its former Charleston, South Carolina distribution center was previously owned by a fertilizer manufacturer and that there is evidence of residual soil contamination remaining from the fertilizer manufacturing process operated on that site over thirty years ago. The Company engaged an environmental consulting firm to conduct a soil survey and initiated a groundwater study during fiscal 1994. The preliminary results of the groundwater study indicate that there is lead in the groundwater at levels requiring further investigation and response. A preliminary engineering analysis was prepared by outside consultants during the third quarter of fiscal 1994, and indicated that, if both soil and groundwater remediation are required, the most likely cost of remediation efforts at the Charleston site is estimated to be $4.1 million. Accordingly, a liability of $4.1 million was recorded during the third quarter of fiscal 1994 to cover future consulting, legal and remediation and ongoing monitoring costs. The Company has notified the appropriate state regulatory agency from whom approval must be received before proceeding with any further tests or with the actual site remediation. The approval process and remediation could take several years to accomplish and the actual costs may differ from the liability which has been recorded. The accrued liability, which is reflected in other long-term liabilities on the accompanying consolidated balance sheet, is based on an estimate of the extent of contamination and choice of remedy, existing technology and presently enacted laws and regulations, however, changes in remediation standards, improvements in cleanup technology and discovery of additional information concerning the site could affect the estimated liability in the future. The Company is investigating the possibility of asserting claims against responsible parties for recovery of these costs. Whether or not any recovery may be forthcoming is unknown at this time, although the Company intends to vigorously enforce its rights and remedies.

     The Company has been named as a defendant in several lawsuits based upon alleged injuries and deaths attributable to the product L-Tryptophan. The Company did not manufacture L-Tryptophan; however, prior to an FDA recall, the Company did distribute products containing L-Tryptophan from several of its vendors. The Company believes that it is entitled to full indemnification by its suppliers and the manufacturer of L-Tryptophan with respect to these lawsuits and any other lawsuits involving L-Tryptophan in which the Company may be named in the future. To date, the indemnity to the Company in such suits has not been in dispute and, although the Company believes it is unlikely it will incur any loss as a result of such lawsuits, the Company believes that its insurance coverage and supplier endorsements are adequate to cover any losses should they occur.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 8 -- LEGAL MATTERS AND CONTINGENCIES -- (CONTINUED)
     The Company has received Notices of Proposed Adjustment from the Internal Revenue Service in connection with an audit of the Company's federal income tax returns for the taxable years 1987 through 1991. The proposed adjustments indicate a net increase to taxable income for these years of approximately $23 million and relate principally to the deductibility of costs incurred with respect to the Acquisition. The Company has analyzed these matters with tax counsel, believes it has meritorious defenses to the adjustments proposed by the Internal Revenue Service and any amounts assessed will not have a material effect on the financial condition of the Company.

     At September 30, 1994, there were contingent liabilities with respect to taxes, guarantees of borrowings by certain customers, lawsuits and environmental and other matters occurring in the ordinary course of business. On the basis of information furnished by counsel and others, management believes that none of these contingencies will materially affect the Company.

     On December 3, 1991, AmeriSource entered into a settlement agreement with Bear Stearns & Co., Inc. ("Bear Stearns") resolving a civil action that had been filed on August 14, 1989 and Bear Stearns' interest in an appraisal action arising from the Acquisition. AmeriSource paid Bear Stearns $7,235,000 in 1992 and will pay $2,500,000 in November 2001, without interest and subject in certain circumstances to earlier payment. The Delaware Chancery Court approved the settlement of Bear Stearns' interest in the appraisal action and the settlement of the remaining claims (representing less than 5% of the shares in the original action) on similar terms. Payments of $600,000 were made during fiscal 1992 in settlement of a portion of the remaining claims. These settlements with Bear Stearns and the other dissenters resulted in an extraordinary gain in 1992 of $4,486,000 from the extinguishment of the associated debt.

NOTE 9 -- NON-RECURRING CHARGES

     The non-recurring charges in 1993 consisted of $1,254,000 in losses on the disposal of three warehouses and charges of $969,000 for the write-down to net realizable value of two additional warehouses no longer in operation which were designated for sale. The non-recurring charges in 1992 consisted of a loss of $287,000 incurred on the sale of a warehouse no longer in operation and the write off of $1,957,000 in professional fees incurred in connection with a public offering attempted during 1992 which was later abandoned due to market conditions.

NOTE 10 -- RELATED PARTY TRANSACTIONS

     On October 21, 1991, an involuntary bankruptcy petition under Chapter 7 of the United States Bankruptcy Code was filed against RDS Acquisition Corp. ("RDS"), which was a customer of the Company. Affiliates of VPI had substantial equity and debt interests in RDS and related entities. VPI indemnified AmeriSource for $5,800,000 of the amounts owed by RDS to AmeriSource on October 25, 1991, for which AmeriSource did not otherwise recover the amount owed.

NOTE 11 -- SUBSEQUENT EVENTS

     In December 1994, the Company sold substantially all of its trade accounts and notes receivable (the "Receivables") to AmeriSource Receivables Corporation ("ARC"), a special purpose wholly-owned subsidiary, pursuant to a trade receivables securitization program (the "Receivables Program"). As contemplated by the Receivables Program, the Company formed and capitalized ARC through a contribution of $40 million. Contemporaneously, the Company entered into a Receivables Purchase Agreement with ARC, whereby ARC agreed to purchase on a continuous basis Receivables originated by the Company. Pursuant to the Receivables Program, ARC will transfer such Receivables to a master trust in exchange for, among other things, certain trade receivables-backed certificates (the "Certificates") representing a right to receive a variable principal

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 11 -- SUBSEQUENT EVENTS -- (CONTINUED) amount. Contemporaneously, Certificates in an aggregate principal amount of up to $230 million face amount were sold to investors. During the five year term of the Receivables Program, the cash generated by collections on the Receivables will be used to purchase, among other things, additional Receivables originated by the Company. The Certificates bear interest at a rate selected by the Company equal to (i) the higher of (a) the prime lending rate and (b) the federal funds rate plus 50 basis points or (ii) LIBOR plus 50 basis points. In addition, during the first seventy five days of the Receivables Program, the Company may select an interest rate equal to the federal funds rate plus 125 basis points. The interest rates for the Certificates are subject to step-ups to a maximum amount of an additional 100 basis points over the otherwise applicable rate.

     At the same time that it entered into the Receivables Program, the Company and its senior lenders amended its existing Credit Agreement. Among other things, the Amended and Restated Credit Agreement: (i) extended the term of the Credit Agreement until January 3, 2000; (ii) established the amount the Company may borrow at $380 million; (iii) reduced the initial borrowing rate to LIBOR plus 225 basis points and provided for further interest rate stepdowns upon the occurrence of certain events; (iv) modified the borrowing base availability from inventory and receivable based to inventory based; and (v) increased the Company's ability to make acquisitions and pay dividends.

     Contemporaneously with the consummation of the Receivables Program and the execution of the Amended and Restated Credit Agreement, the Company called for optional redemption all of the outstanding Notes and New Notes at a redemption price of 106% of the principal amount plus accrued interest through the redemption date of January 12, 1995.

NOTE 12 -- SUBSEQUENT EQUITY TRANSACTIONS

     In January 1995, the Company filed a registration statement with respect to a proposed public offering by the Company of up to 7,590,000 shares of Class A common stock, including an over-allotment option of up to 990,000 shares. The net proceeds to the Company will be applied to fund the redemption of one-half of the 11 1/4% senior debentures outstanding for 110% of the principal amount plus accrued interest through date of redemption which will result in an estimated extraordinary charge of $9.8 million. The balance of the net proceeds will be used to fund internal growth and further expansion and for working capital and other general corporate purposes. Prior to the sale of common stock contemplated by the public offering, AmeriSource Distribution Corporation intends to amend its certificate of incorporation to change its corporate name to AmeriSource Health Corporation.

     In conjunction with the sale of common stock, the Company intends to authorize a 2.95-for-1 stock split. All references to earnings per share data in the financial statements have been restated to give effect to the stock split.

     In conjunction with the proposed public offering described above, the Company anticipates that the company will issue 871,687 1/2 pre-split shares of common stock upon the exercise of the options issued under The Distribution Plan and the 1991 Option Plan which expire 90 days after the closing of the offering. Also pursuant to a prior agreement, the Company expects to repurchase
453,862 1/2 pre-split shares of common stock from VPI upon the exercise of the Distribution Plan and the 1991 Option Plan at a price of $1.00 per share. In December 1994, 114,050 options under the Partners Plan were exercised resulting in the issuance of 114,050 pre-split shares of Class A Common Stock and the buyback of 36,300 pre-split shares of Class A Common Stock to satisfy minimum tax withholdings.

     The Company expects to adopt the 1995 Option Plan and the Directors Plan which will provide for the granting over time of stock options to acquire shares of Class A Common Stock. In conjunction with the Offering, the Company intends to eliminate all authorized shares of preferred stock and to reduce the authorized number of shares of Class A Common Stock and Class B Common Stock.

             AMERISOURCE DISTRIBUTION CORPORATION AND SUBSIDIARIES

NOTE 13 -- OTHER INFORMATION (UNAUDITED)

                            QUARTERLY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 THREE MONTHS ENDED(1)
                                                 ------------------------------------------------------
                                                 DECEMBER 31,   MARCH 31,     JUNE 30,    SEPTEMBER 30,
                                                     1993          1994         1994          1994
                                                 ------------   ----------   ----------   -------------
Revenues.......................................   $1,045,776    $1,067,112   $1,079,302    $ 1,109,642
Gross Profit...................................       53,999        58,480       57,455         65,257
Income (Loss) Before Extraordinary Items and
  Cumulative Effects of Accounting Changes.....        2,579         3,822     (180,057)         1,239
Extraordinary Charge -- Early Retirement of
  Debt.........................................         (656)
Cumulative Effects of Accounting Changes.......      (34,598)
Net Income (Loss)..............................      (32,675)        3,822     (180,057)         1,239
Per Share:
Income (Loss) Before Extraordinary Items and
  Cumulative Effects of Accounting Changes.....          .18           .26       (12.21)           .08
Extraordinary Items............................         (.04)
Cumulative Effects of Accounting Changes.......        (2.35)
Net Income (Loss)..............................        (2.21)          .26       (12.21)           .08

                                                                   THREE MONTHS ENDED
                                                 ------------------------------------------------------
                                                 DECEMBER 31,   MARCH 31,     JUNE 30,    SEPTEMBER 30,
                                                     1992          1993         1993          1993
                                                 ------------   ----------   ----------   -------------
Revenues.......................................   $  917,681    $  920,195   $  918,499    $   962,650
Gross Profit...................................       51,378        53,385       50,302         54,373
(Loss) Before Extraordinary Items..............       (2,895)       (1,308)      (2,257)        (1,014)
Extraordinary Charge -- Early Retirement of
  Debt.........................................                     (2,635)                     (9,255)
Extraordinary Credit -- Income Taxes...........          100           150           60            436
Net (Loss).....................................       (2,795)       (3,793)      (2,197)        (9,833)
Per Share:
(Loss) Before Extraordinary Items..............         (.20)         (.08)        (.16)          (.07)
Extraordinary Items............................          .01          (.17)         .01           (.60)
Net (Loss).....................................         (.19)         (.25)        (.15)          (.67)

- ---------------
(1) December 31, 1993 amounts reflect the cumulative effect of the accounting changes for postretirement benefits other than pensions and income taxes. June 30, 1994 amounts reflect the write-off of goodwill discussed in Note 2.

               INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Consolidated Statement of Operations for the year ended September 30, 1994
  (unaudited)..........................................................................  P-3
Consolidated Balance Sheet as of September 30, 1994 (unaudited)........................  P-4

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The unaudited pro forma statement of operations for the fiscal year ended September 30, 1994 set forth below gives effect to the Refinancing, the Option Exercises and the use of the proceeds from the Offering of $125,400 assuming the sale of 6,600,000 shares of Common Stock offered by this Prospectus assuming an offering price of $19.00 per share (the midpoint of the range as set forth on the cover of this Prospectus), less estimated issuance costs of $8,838 as if such transactions had occurred as of the beginning of the period presented.

     The unaudited pro forma balance sheet as of September 30, 1994 set forth below gives effect to the Refinancing, the Option Exercises and the Offering as if such transactions had occurred on September 30, 1994.

     The unaudited pro forma financial statements are not necessarily indicative of what the Company's results of operations and balance sheet would have been had the Refinancing, the Option Exercises and the Offering been consummated at the assumed dates, nor are they necessarily indicative of the Company's results of operations and balance sheet for any future period. The unaudited pro forma financial statements should be read in conjunction with the consolidated financial statements and related notes thereto, "The Refinancing," "The Offering" and "Use of Proceeds" included elsewhere in this Prospectus.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     FISCAL YEAR ENDED SEPTEMBER 30, 1994
                                        ---------------------------------------------------------------
                                                            PRO FORMA ADJUSTMENTS
                                                       -------------------------------
                                                                            OPTION
                                                                         EXERCISES AND           AS
                                        HISTORICAL     REFINANCING         OFFERING           ADJUSTED
Revenues..............................  $4,301,832      $      --           $    --          $4,301,832
Cost of goods sold....................   4,066,641                                            4,066,641
Selling and administrative expenses...     142,497                                              142,497
Environmental remediation.............       4,075                                                4,075
Depreciation..........................       6,640                                                6,640
Amortization of intangibles...........       4,147                                                4,147
Write-off of excess of cost over net
  assets acquired.....................     179,824                                              179,824
                                        ----------                                           ----------
Operating income (loss)...............    (101,992)                                            (101,992)
Interest expense and other............      62,611        (19,095)(1)        (9,987)(2)          33,529
                                        ----------      ---------           -------          ----------
(Loss) before taxes, extraordinary
  items and cumulative effects of
  accounting changes..................    (164,603)        19,095             9,987            (135,521)
Taxes on income.......................       7,814          5,388(3)          2,817(3)           16,019
                                        ----------      ---------           -------          ----------
(Loss) before extraordinary items and
  cumulative effects of accounting
  changes(4)..........................  $ (172,417)     $  13,707           $ 7,170          $ (151,540)
                                        ==========      =========          ========          ==========
(Loss) before extraordinary items and
  cumulative effects of accounting
  changes per share(4)................  $   (11.69)                                          $    (7.09)
                                        ==========                                           ==========
Weighted average common shares
  outstanding(5)......................      14,750                                               21,380
                                        ==========                                           ==========

- ---------------
(1) Adjusted for interest savings consisting of: (i) a $24,712 reduction due to the redemption of the 14 1/2% senior subordinated notes; and (ii) a $3,539 reduction in amortization of deferred financing fees related to the senior subordinated notes and the old revolving credit facility, offset by additional interest of $7,605 associated with the amended and restated revolving credit facility and Receivables Program and $1,551 of amortization of deferred financing fees. The Receivables Program is assumed to bear a cost of 5.9% per annum (representative of historical rates on fixed principal certificates) on the assumed $201,000 in Certificates sold to investors. The amended and restated revolving credit facility is assumed to bear a weighted average interest rate of 6.1% per annum, which is representative of historical interest rates.

(2) Adjusted for interest savings consisting of: (i) a $7,452 reduction due to the redemption of one-half of the 11 1/4% senior debentures; (ii) a $217 reduction in amortization of deferred financing fees related to the senior debentures and (iii) a $2,318 reduction due to an assumed pay down of $44,528 in borrowings under the amended and restated revolving credit facility. The amended and restated revolving credit facility is assumed to bear a weighted average interest rate of 6.1% per annum, which is representative of historical interest rates.

(3) Tax provision arising from the pro forma adjustments.

(4) Does not reflect an extraordinary charge of $656, net of tax benefits, representing the write-off of unamortized financing fees relating to the purchase and retirement of a portion of the senior subordinated notes, the cumulative effect of $1,199 for the change in the accounting for postretirement benefits other than pensions, the cumulative effect of $33,399 for the change in the accounting for income taxes or a pro forma extraordinary charge due to the Refinancing and Offering, consisting of $16,293 from the early extinguishment of debt and a $11,613 write-off of deferred financing fees.

(5) The historical weighted average common shares outstanding have been restated for the 2.95-for-1 stock split to be declared in connection with the Offering. The pro forma weighted average common shares outstanding reflects the additional number of shares to be issued in connection with the Offering.

                       UNAUDITED PRO FORMA BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                  SEPTEMBER 30, 1994
                                              ----------------------------------------------------------
                                                                 PRO FORMA ADJUSTMENTS
                                                            -------------------------------
                                                                                 OPTION
                                                                              EXERCISES AND       AS
                                              HISTORICAL    REFINANCING(1)     OFFERING(2)     ADJUSTED
ASSETS
Current assets
  Cash......................................  $   25,311      $       --        $      --      $  25,311
  Accounts receivable.......................     272,281        (272,281)
  Merchandise inventories...................     351,676                                         351,676
  Prepaid expenses..........................       2,442              50                           2,492
                                              ----------      ----------                       ---------
         Total current assets...............     651,710        (272,231)                        379,479
Property and equipment, net.................      41,182                                          41,182
Deferred financing costs and other..........      18,752          73,993           (2,341)        90,404
                                              ----------      ----------        ---------      ---------
         Total assets.......................  $  711,644      $ (198,238)       $  (2,341)     $ 511,065
                                              ==========      ==========        =========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of other debt.............  $      133      $       --        $      --      $     133
  Accounts payable..........................     449,991                                         449,991
  Accrued expenses..........................      27,485          (1,912)          (5,490)        20,083
  Accrued income taxes......................      11,488            (290)          (5,012)         6,186
  Deferred income taxes.....................      29,258                                          29,258
                                              ----------      ----------        ---------      ---------
         Total current liabilities..........     518,355          (2,202)         (10,502)       505,651
Long-term debt
  Revolving credit facility.................     175,897         (14,136)         (36,368)       125,393
  14 1/2% Senior subordinated notes.........     166,134        (166,134)
  Other debt................................       1,293                                           1,293
  6 1/4% Convertible subordinated
    debentures..............................         238                                             238
  11 1/4% Senior debentures.................     144,013                          (72,006)        72,007
                                              ----------      ----------        ----------     ---------
                                                 487,575        (180,270)        (108,374)       198,931
Other liabilities...........................       6,440                            4,842         11,282
Stockholders' equity (deficit)
  Common stock..............................          51                              194            245
  Capital in excess of par value............       4,775                          122,428        127,203
  Retained earnings (deficit)...............    (304,984)        (15,766)          (9,205)      (329,955)
  Cost of common stock in treasury..........        (568)                          (1,724)        (2,292)
                                              ----------      ----------        ---------      ---------
         Total stockholders' equity
           (deficit)........................    (300,726)        (15,766)         111,693       (204,799)
                                              ----------      ----------        ---------      ---------
         Total liabilities and stockholders'
           equity (deficit).................  $  711,644      $ (198,238)       $  (2,341)     $ 511,065
                                              ==========      ==========        =========      =========

- ---------------
(1) The Refinancing assumes the sale of accounts receivable of $272,281 pursuant to the Receivables Program in exchange for residual certificates valued at $71,281 and $201,000 in cash used to redeem the 14 1/2% senior subordinated notes for $176,102 representing a price equal to 106% of the principal amount plus accrued interest through the date of redemption, pay fees and expenses of $8,850 and reduce the amended and restated revolving credit facility by $14,136. Pro forma adjustments to stockholders' equity (deficit) include extraordinary charges due to the Refinancing of $9,968 from the early extinguishment of debt and $6,088 from the write-off of deferred financing costs, net of tax benefits.

(2) Reflects the 2.95-for-1 stock split that will be implemented concurrently with the Offering and the issuance of 2,571,478 shares of Common Stock upon the exercise of options under the Purchase Plan and the 1991 Option Plan and the repurchase from VPI of 1,338,894 shares of Common Stock upon the exercise of options under the Purchase Plan and the 1991 Option Plan. Also reflects the exercise of options under the Partners Plan which occurred in December 1994, the related issuance of 336,448 shares of Common Stock and buyback of 107,085 shares of Common Stock to satisfy minimum tax withholdings. Assumes the Company would have used the net proceeds of $116,562 from the Offering to redeem one-half of the 11 1/4% senior debentures for $79,040 representing a price equal to 110% of the principal amount plus accrued interest through the date of redemption and to pay down borrowings under the amended and restated revolving credit facility by $36,368. Pro forma adjustments to stockholders' equity (deficit) include extraordinary charges due to the Offering of $7,034 from the early extinguishment of debt, $2,341 from the write-off of deferred financing costs, net of tax benefits and the reclassification of $5,490 in accrued compensation expense associated with the 1991 Option Plan. Pro forma adjustments to stockholders' equity (deficit) do not include estimated tax benefits of $13,857 related to the exercise of the non-qualified options under the option plans noted above, which will be recorded as an addition to capital in excess of par value when realized by the Company.

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, AMERI-SOURCE CORPORATION OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR AMERISOURCE CORPORATION SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
Prospectus Summary........................     3
Summary Consolidated Financial Data.......     6
Risk Factors..............................     8
The Refinancing...........................    11
Use of Proceeds...........................    12
Dividend Policy...........................    12
Dilution..................................    13
Capitalization............................    14
Selected Financial Data...................    15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    17
Business..................................    24
Management................................    32
Certain Relationships and Transactions....    38
Principal Stockholders....................    39
Description of Capital Stock..............    40
Description of Indebtedness and
  Securitization Program..................    42
Shares Eligible for Future Sale...........    45
Certain United States Federal Tax
  Considerations for Non-U.S. Holders of
  Common Stock............................    46
Underwriting..............................    48
Legal Matters.............................    50
Experts...................................    50
Additional Information....................    50
Incorporation of Certain Documents by
  Reference...............................    51
Index to Financial Statements.............   F-1
Index to Unaudited Pro Forma Financial
  Statements..............................   P-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                6,600,000 SHARES

                               [AMERISOURCE LOGO]

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               SMITH BARNEY INC.

                           BT SECURITIES CORPORATION

                                               , 1995
- ------------------------------------------------------
- ------------------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

- ------------------------------------------------------
- ------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, AMERI-SOURCE CORPORATION OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR AMERISOURCE CORPORATION SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
Prospectus Summary........................     3
Summary Consolidated Financial Data.......     6
Risk Factors..............................     8
The Refinancing...........................    11
Use of Proceeds...........................    12
Dividend Policy...........................    12
Dilution..................................    13
Capitalization............................    14
Selected Financial Data...................    15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................    17
Business..................................    24
Management................................    32
Certain Relationships and Transactions....    38
Principal Stockholders....................    39
Description of Capital Stock..............    40
Description of Indebtedness and
  Securitization Program..................    42
Shares Eligible for Future Sale...........    45
Certain United States Federal Tax
  Considerations for Non-U.S. Holders of
  Common Stock............................    46
Underwriting..............................    48
Legal Matters.............................    50
Experts...................................    50
Additional Information....................    50
Incorporation of Certain Documents by
  Reference...............................    51
Index to Financial Statements.............   F-1
Index to Unaudited Pro Forma Financial
  Statements..............................   P-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                6,600,000 SHARES

                               [AMERISOURCE LOGO]

                                  COMMON STOCK
                              --------------------
                                   PROSPECTUS
                              --------------------
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               SMITH BARNEY INC.

                        BANKERS TRUST INTERNATIONAL PLC

                                               , 1995
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate of the expenses that will be incurred in connection with the distribution of the Common Stock being registered hereby.

    SEC registration fee.....................................................  $52,345.20
    NASD filing fee..........................................................   15,680.00
    NYSE listing fee.........................................................      *
    Blue Sky fees and expenses...............................................      *
    Printing and engraving expenses..........................................      *
    Legal fees and expenses..................................................      *
    Accounting fees and expenses.............................................      *
    Transfer Agent and Registrar fees and expenses...........................      *
    Miscellaneous............................................................      *
                                                                               ----------
                                                                                   *
                                                                                =========

- ---------------
* To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation, as amended (the "Charter") provides that directors of the Company shall be entitled to all limitations on the liability of directors available under the Delaware General Corporation Law (the "DGCL"). Further, the Charter provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) acts described under Section 174 of the DGCL relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL or (iv) for any transaction from which a director derived an improper personal benefit. In addition, Section 145 of the DGCL and Article IV of the Company's Bylaws under certain circumstances, provide for the indemnification of the Company's officers and directors against liabilities which they may incur in such capacities.

     In general, any officer or director of the Company shall be indemnified by the Company against expenses including attorneys' fees, judgments, fines and settlements actually and reasonably incurred by that person in connection with a legal proceeding as a result of such relationship, whether or not the indemnified liability arises from an action by or in the right of the Company, if the officer or director acted in good faith, and in the manner believed to be in or not opposed to the Company's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Such indemnity is limited to the extent that (i) such person is not otherwise indemnified and (ii) such indemnification is not prohibited by the DGCL or any other applicable law.

     Any indemnification under the previous paragraph (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon the determination that indemnification of the director or officer is proper in the circumstances because that person has met the applicable standard of conduct set forth above. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum of disinterested directors who are not parties to such action or (ii) if such quorum is not obtainable or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion. To the extent that a director or officer of the Company shall be successful in prosecuting an indemnity claim, the reasonable expenses of any such person and the fees and expenses of any special legal counsel engaged to determine the possibility of indemnification shall be borne by the Company.

     Expenses incurred by a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized by the Bylaws.

     The indemnification and advancement of expenses provided by, or granted pursuant to Article IV of the Bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled, both as to action in that person's official capacity and as to action in another capacity while holding such office.

     The Board of Directors has the power to authorize the Company to purchase and maintain insurance on behalf of the Company and others to the extent that power to do so has not been prohibited by the DGCL, create any fund to secure any of its indemnification obligations and give other indemnification to the extent permitted by law. The obligations of the Company to indemnify a director or officer under Article IV of the Bylaws is a contract between the Company and such director or officer, and no modification or repeal of the Bylaws shall detrimentally affect such officer or director with regard to that person's acts or omissions prior to such amendment or repeal.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

     Reference is made to Section      of the form Underwriting Agreement filed
as Exhibit 1.1 hereto for additional indemnification provisions.

ITEM 16.  EXHIBITS.

 EXHIBIT
  NUMBER                                          DESCRIPTION
- ----------     ---------------------------------------------------------------------------------
   *  1.1      Form of Underwriting Agreement, dated January   , 1995 between AmeriSource
               Distribution Corporation ("Issuer") and the Underwriters.
     2         Not Applicable.
     4.1       Indenture, dated as of May 30, 1986, between AmeriSource and Bankers Trust
               Company, as trustee relating to the 6 1/4% Convertible Subordinated Debentures due 2001 of AmeriSource (the "Convertible Debentures") including the form of
               Convertible Debenture (incorporated by reference to Exhibit 4 to AmeriSource's
               Current Report, dated July 1, 1986, on Form 8-K).
     4.2       First Supplemental Indenture, dated as of October 31, 1989, to Indenture, dated as of May 30, 1986 (incorporated by reference to Exhibit 4.23 to Issuer's and
               AmeriSource's Annual Report on Form 10-K for the fiscal year ended September 30,
               1989).
     4.3       Second Supplemental Indenture, dated as of October 31, 1989, to Indenture, dated as of May 30, 1986 (incorporated by reference to Exhibit 4.24 to Issuer's and
               AmeriSource's Annual Report on Form 10-K for the fiscal year ended September 30,
               1989).
     4.4       Indenture dated July 15, 1993 between Issuer and Security Trust Company, N.A., as trustee relating to the 11 1/4% Senior Debentures due 2005 (the "Senior
               Debentures") of Issuer including the form of the Senior Debentures (incorporated by reference to Exhibit 4 to Issuer's and AmeriSource's Form 10-Q for the quarter ended June 30, 1993).
     4.5       Amended and Restated Credit Agreement, dated as of December 13, 1994 among
               AmeriSource, General Electric Capital Corporation individually and as agent,
               Bankers Trust Company, as co-agent, and the banks and other financial institutions named therein (incorporated by reference to Exhibit 4.10 to Issuer's and AmeriSource's Form 10-K for the year ended September 30, 1994).
     4.6       Receivables Purchase Agreement, dated as of December 13, 1994 between
               AmeriSource, as Seller and AmeriSource Receivables Corporation, as Purchaser
               (incorporated by reference to Exhibit 4.11 to Issuer's and AmeriSource's Form
               10-K for the year ended September 30, 1994).

 EXHIBIT
  NUMBER                                          DESCRIPTION
- ----------     ---------------------------------------------------------------------------------
     4.7       AmeriSource Receivables Master Trust Pooling and Servicing Agreement, dated as of
               December 13, 1994 among AmeriSource Receivables Corporation, as transferor,
               AmeriSource, as the initial Servicer, and Manufacturers and Traders Trust
               Company, as Trustee (incorporated by reference to Exhibit 4.12 to Issuer's and
               AmeriSource's Form 10-K for the year ended September 30, 1994).
      4.8      Revolving Certificate Purchase Agreement, dated as of December 13, 1994 among
               AmeriSource Receivables Corporation, AmeriSource, The Revolving Purchasers and
               Bankers Trust Company, as Agent and Revolving Purchaser (incorporated by reference to Exhibit 4.13 to Issuer's and AmeriSource's Form 10-K for the year ended September 30, 1994).
      4.9      Series 1994-1 Supplement to Pooling and Servicing Agreement, dated as of December
               13, 1994 among AmeriSource Receivables Corporation, as transferor, AmeriSource, as initial Servicer, and Manufacturers and Traders Trust Company, as Trustee
               (incorporated by reference to Exhibit 4.14 to Issuer's and AmeriSource's Form
               10-K for the year ended September 30, 1994).
     *4.10     Form of Certificate of Issuer's Class A Common Stock, $0.01 par value per share.
     *5.1      Opinion and Consent of Dechert Price & Rhoads.
      6        Not Applicable.
      7        Not Applicable.
      8        Not Applicable.
     10.1      Stock Purchase and Stockholders' Agreement, dated December 29, 1988, among Drexel
               Burnham Lambert Incorporated, the other purchasers named therein, Distribution and Citicorp Venture Capital Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 Registration No. 33-27835, filed March 29,
               1989).
     10.2      Stock Purchase Agreement, dated as of December 29, 1988, among Issuer, Anthony C.
               Howkins, The NTC Group, Inc., Barton J. Winokur and Citicorp Venture Capital Ltd.
               (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form
               S-1, Registration No. 33-27835, filed March 29, 1989).
     10.3      AmeriSource Master Pension Plan (incorporated by reference to Exhibit 10.9 to the
               Registration Statement on Form S-1, Registration No. 33-27835, filed March 29,
               1989).
     10.4      AmeriSource 1988 Supplemental Retirement Plan (incorporated by reference to
               Exhibit 10.10 to the Registration Statement on Form S-1, Registration No.
               33-27835, filed March 29, 1989).
     10.5      AmeriSource 1985 Deferred Compensation Plan (incorporated by reference to Exhibit
               10.1 to AmeriSource's Annual Report on Form 10-K for the fiscal year ended
               September 30, 1985).
     10.6      Issuer and Subsidiaries Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 1, filed August 15, 1989, to the Registration
               Statement on Form S-1, Registration No. 33-27835).
     10.7      Form of Securities Purchase and Holders Agreement among Issuer, Citicorp Venture
               Capital Ltd. and a Management Investor (incorporated by reference to Exhibit
               10.14 to Amendment No. 1, filed August 15, 1989, to the Registration Statement on
               Form S-1, Registration No. 33-27835).
     10.8      Form of Non-qualified Stock Option Plan Agreement between Issuer and a Management
               Investor (incorporated by reference to Exhibit (c)(4) to Amendment No. 1, filed
               August 15, 1989, to the Schedule 13E-3).
     10.9      Form of Take-Along and Registration Rights Agreement between Issuer and Citicorp
               Venture Capital Ltd. (incorporated by reference to Exhibit 4.19 to Amendment No.
               2, filed September 7, 1989, to the Registration Statement on Form S-1,
               Registration No. 33-27835).
     10.10     Issuer 1991 Stock Option Plan (incorporated by reference to Exhibit 10.33 to
               Issuer's Registration Statement on Form S-1, Amendment No. 1, Registration No.
               33-44244).

 EXHIBIT
  NUMBER                                          DESCRIPTION
- ----------     ---------------------------------------------------------------------------------
     10.11     Agreement, dated October 14, 1994, among certain manufacturers and wholesalers of prescription products, including AmeriSource (incorporated by reference to
               Exhibit 10.13 to Issuer's and AmeriSource's Form 10-K for the year ended
               September 30, 1994).
   *  10.12    Issuer 1995 Stock Option Plan.
   *  10.13    Issuer Non-Employee Directors Stock Option Plan.
     11        Not Applicable.
     12        Not Applicable.
     13        Not Applicable.
     15        Not Applicable.
     16        Not Applicable.
     23.1      Consent of Ernst & Young LLP (contained on page II-8).
     23.2      Consent of Dechert Price & Rhoads (included in Exhibit 5.1).
     24.1      Power of Attorney (set forth on the signature page to the Registration
               Statement).
     25        Not Applicable.
     26        Not Applicable.
     27        Financial Data Schedules (incorporated by reference to Exhibit 27 to Issuer's and
               AmeriSource's Form 10-K for the year ended September 30, 1994).
     28        Not Applicable.

- ---------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on January 30, 1995.

                                          AmeriSource Distribution Corporation

                                          By: /s/      KURT J. HILZINGER
                                            ------------------------------------
                                                     Kurt J. Hilzinger
                                              Vice President, Chief Financial
                                                    Officer and Treasurer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John F. McNamara, Kurt J. Hilzinger and Teresa T. Ciccotelli, Esq. and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, in any and all capacities, to sign all amendments (including post-effective amendments) to the Registration Statement in which this power of attorney is attached, and to file all those amendments and exhibits to them and other documents to be filed in connection with them, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURES                               TITLE                      DATE

                                              Chairman of the Board,          January 30, 1995
/s/          JOHN F. MCNAMARA                 President and Chief
- ------------------------------------------    Executive Officer (Principal
             John F. McNamara                 Executive Officer)

                                              Vice President, Chief           January 30, 1995
/s/         KURT J. HILZINGER                 Financial Officer and
- ------------------------------------------    Treasurer (Principal
            Kurt J. Hilzinger                 Financial Officer)

                                              Vice President, Controller      January 30, 1995
/s/           JOHN A. KURCIK                  and Assistant Treasurer
- ------------------------------------------    (Principal Accounting
              John A. Kurcik                  Officer)

                                              Director                        January 30, 1995
/s/         BRUCE C. BRUCKMANN
- ------------------------------------------
            Bruce C. Bruckmann

                                              Director                        January 30, 1995
/s/          MICHAEL DELANEY
- ------------------------------------------
             Michael Delaney

                                              Director                        January 30, 1995
/s/          RICHARD C. GOZON
- ------------------------------------------
             Richard C. Gozon

                                              Director                        January 30, 1995
/s/        LAWRENCE C. KARLSON
- ------------------------------------------
           Lawrence C. Karlson

                SIGNATURES                               TITLE                      DATE

                                              Director                        January 30, 1995
/s/          GEORGE H. STRONG
- ------------------------------------------
             George H. Strong

                                              Director                        January 30, 1995
/s/           JAMES A. URRY
- ------------------------------------------
              James A. Urry

                                              Director                        January 30, 1995
/s/         BARTON J. WINOKUR
- ------------------------------------------
            Barton J. Winokur

               CONSENT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated November 2, 1994, in the Registration Statement (Form S-2 No. 33- ) and related Prospectus of AmeriSource Distribution Corporation for the registration of 7,590,000 shares of its Common Stock and to the incorporation by reference therein of our report dated November 2, 1994, with respect to the consolidated financial statements and schedules of AmeriSource Distribution Corporation included in its Form 10-K for the year ended September 30, 1994, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

Philadelphia, Pennsylvania
January 30, 1995